Exhibit 99.1

4Q 20
Management discussion
&
analysis and complete financial statements
Fourth quarter of 2020

Contents
Management discussion & analysis
Page 03
Executive Summary 03 Income Statement and Balance Sheet Analysis 11
Managerial Financial Margin 12
Cost of Credit 13
Credit Quality 15 Commissions and Fees & Result from Insurance 17
Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20
Balance Sheet 22
Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29
Activities Abroad 30
Additional Information 31
Itaú Unibanco Shares 32 Glossary 33
Independent Auditor’s Report 35
Complete financial statements

4Q 20
Management discussion & analysis
Fourth quarter of 2020

(This page was intentionally left blank)
Itaú Unibanco Holding S.A.    04

Management Discussion & Analysis | Executive Summary

Managerial Income Summary

We present below the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ millions (except where indicated), end of period	4Q20	3Q20	4Q19	2020	2019
Results	Recurring Managerial Result	5,388	5,030	7,296	18,536	28,363
	Operating Revenues (1)	29,180	28,389	31,833	114,785	119,790
	Managerial Financial Margin (2)	17,587	16,928	19,439	70,095	74,630
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	16.1%	15.7%	23.7%	14.5%	23.7%
	Recurring Managerial Return on Average Equity - Annualized - Brazil (3)	17.8%	16.8%	25.1%	15.3%	24.9%
	Recurring Managerial Return on Average Assets - Annualized (4)	1.0%	1.0%	1.7%	0.9%	1.7%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.3%	2.2%	3.0%	2.3%	3.0%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	2.7%	2.6%	3.4%	2.7%	3.4%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.2%	1.9%	1.3%	1.9%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	320%	339%	229%	320%	229%
	Efficiency Ratio (IE) (6)	49.4%	48.0%	44.0%	47.1%	45.5%
Shares	Recurring Managerial Result per Share (R$) (7)	0.55	0.52	0.75		
	Net Income per Share (R$) (7)	0.78	0.46	0.77		
	Number of Outstanding Shares at the end of the period - in millions	9,762	9,762	9,746		
	Book Value per Share (R$)	13.99	13.37	13.54		
	Dividends and Interest on Own Capital net of Taxes (8)	1,814	1,095	7,729		
	Market Capitalization (9)	310,641	219,948	362,147		
	Market Capitalization (9) (US$ million)	59,777	38,993	89,847		
Balance Sheet	Total Assets	2,112,586	2,110,120	1,738,713		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	869,532	846,994	722,567		
	Deposits + Debentures + Securities + Borrowings and Onlending (10)	1,068,926	1,038,945	760,322		
	Loan Portfolio/Funding (10)	66.5%	66.3%	76.7%		
	Stockholders' Equity	136,593	130,559	131,987		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	14.5%	13.7%	15.8%		
	Tier I Capital - BIS III	13.2%	12.4%	14.4%		
	Common Equity Tier I - BIS III	11.5%	10.7%	13.2%		
	Liquidity Coverage Ratio (LCR)	194.6%	195.0%	149.1%		
	Net Stable Funding Ratio (NSFR)	126.0%	123.6%	122.2%		
Other	Portfolio Managed and Investment Funds	1,423,641	1,377,413	1,387,457		
	Total Number of Employees	96,540	96,948	94,881		
	Brazil	83,919	84,272	81,691		
	Abroad	12,621	12,676	13,190		
	Branches and CSBs - Client Service Branches	4,337	4,432	4,504		
	ATM - Automated Teller Machines (11)	45,556	45,889	46,271		

Note: (1) Operating Revenues represent the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends not yet approved at Shareholders' or Board Meetings, proposed after the balance sheet closing date; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders' equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (10) As detailed in the Balance Sheet section; (11) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.

05

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

In this report, besides the adjustment of extraordinary items, we apply managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge on investments abroad, which were originally included in tax expenses (PIS and COFINS), and the income tax and social contribution on net income, which are reclassified to financial margin. The devaluation of the Brazilian Real against the currencies of the countries in which the Company has investments meant that the impact of the overhedging strategy on these investments was material in this quarter.

These reclassifications enable us to carry out business analyses from the management point of view and a reconciliation of the management and accounting figures is shown in the table below.

Accounting and Managerial Financial Statements Reconciliation | 4th quarter of 2020

In R$ millions	Accounting	Extraordinary Items	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	35,321	(4,570)	(1,855)	284	29,180
Managerial Financial Margin	17,972	2	(1,855)	1,469	17,587
Financial Margin with Clients	13,987	2	-	2,031	16,020
Financial Margin with the Market	3,985	-	(1,855)	(563)	1,567
Commissions and Fees	10,470	-	-	(615)	9,855
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,141	(18)	-	615	1,738
Other Operating Income	722	-	-	(722)	-
Equity in Earnings of Affiliates and Other Investments	448	(4)	-	(444)	-
Non-operating Income	4,569	(4,551)	-	(18)	-
Cost of Credit	(4,943)	689	-	(1,780)	(6,033)
Provision for Loan Losses	(5,760)	689	-	(570)	(5,641)
Impairment	-	-	-	(832)	(832)
Discounts Granted	-	-	-	(445)	(445)
Recovery of Loans Written Off as Losses	817	-	-	68	885
Retained Claims	(340)	-	-	-	(340)
Other Operating Expenses	(18,502)	1,393	232	1,674	(15,203)
Non-interest Expenses	(16,560)	1,495	-	1,743	(13,322)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,936)	(103)	232	(69)	(1,875)
Insurance Selling Expenses	(6)	-	-	-	(6)
Income before Tax and Profit Sharing	11,536	(2,488)	(1,623)	179	7,604
Income Tax and Social Contribution	(4,816)	656	1,623	(221)	(2,758)
Profit Sharing Management Members - Statutory	(42)	-	-	42	-
Minority Interests	914	(372)	-	-	543
Net Income	7,592	(2,204)	-	-	5,388

Extraordinary Items Net of Tax Effects

In R$ millions	4Q20	3Q20	4Q19	2020	2019
Net Income	7,592	4,492	7,482	18,909	26,583
(-) Extraordinary Items	2,204	(539)	186	373	(1,780)
Gain on the the partial sale of XP Inc. shares	3,193	-	-	3,193	-
Provision for restructuring[1]	(220)	-	-	(220)	-
Mark to market of collateralized securities	(379)	(346)	-	(1,031)	-
Goodwill amortization	(179)	(169)	(155)	(739)	(622)
Donation to 'Todos pela Saúde'	-	-	-	(834)	-
Reclassification of investment in IRB	-	-	-	379	-
Impairment of goodwill and intangible assets - Itaú Corpbanca	-	-	-	(19)	-
Voluntary severance program	-	-	-	-	(1,431)
Liability adequacy test	10	-	9	10	(59)
Gain due to the primary issuance of XP Inc. shares	-	-	1,974	-	1,974
Impairment, mainly related to technology	(92)	-	(37)	(92)	(37)
Revaluation of the tax credit balance	-	-	2,303	-	2,303
Civil, fiscal and labor contingencies	-	-	(1,307)	-	(1,307)
Constitution of provision for loan losses	-	-	(2,453)	-	(2,453)
Other	(128)	(24)	(148)	(272)	(148)
Recurring Managerial Result	5,388	5,030	7,296	18,536	28,363

(1) Mainly closing branches, returning administrative buildings, among others.

Itaú Unibanco Holding S.A.

06

Management Discussion & Analysis | Executive Summary

Itaú

4th quarter of 2020 Income Statement

In R$ millions	4Q20	3Q20	Δ	4Q19	Δ	2020	2019	Δ
Operating Revenues	29,180	28,389	2.8%	31,833	-8.3%	114,785	119,790	-4.2%
Managerial Financial Margin	17,587	16,928	3.9%	19,439	-9.5%	70,095	74,630	-6.1%
Financial Margin with Clients	16,020	15,554	3.0%	18,132	-11.6%	65,087	69,056	-5.7%
Financial Margin with the Market	1,567	1,373	14.1%	1,307	19.9%	5,008	5,573	-10.1%
Commissions and Fees	9,855	9,465	4.1%	10,356	-4.8%	37,230	37,307	-0.2%
Revenues from Insurance [1]	1,738	1,996	-12.9%	2,038	-14.7%	7,460	7,853	-5.0%
Cost of Credit	(6,033)	(6,319)	-4.5%	(5,811)	3.8%	(30,209)	(18,154)	66.4%
Provision for Loan Losses	(5,641)	(6,337)	-11.0%	(6,145)	-8.2%	(29,938)	(19,680)	52.1%
Impairment	(832)	(346)	140.4%	(230)	261.3%	(1,463)	(372)	292.8%
Discounts Granted	(445)	(617)	-27.9%	(379)	17.4%	(2,078)	(1,377)	51.0%
Recovery of Loans Written Off as Losses	885	981	-9.8%	943	-6.2%	3,270	3,275	-0.1%
Retained Claims	(340)	(363)	-6.3%	(330)	3.0%	(1,354)	(1,265)	7.0%
Other Operating Expenses	(15,203)	(14,298)	6.3%	(14,972)	1.5%	(57,004)	(57,819)	-1.4%
Non-interest Expenses	(13,322)	(12,678)	5.1%	(13,011)	2.4%	(50,164)	(50,626)	-0.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,875)	(1,615)	16.1%	(1,959)	-4.3%	(6,815)	(7,168)	-4.9%
Insurance Selling Expenses	(6)	(4)	45.2%	(2)	175.7%	(25)	(25)	-2.5%
Income before Tax and Minority Interests	7,604	7,409	2.6%	10,719	-29.1%	26,219	42,552	-38.4%
Income Tax and Social Contribution	(2,758)	(2,428)	13.6%	(3,384)	-18.5%	(8,063)	(13,496)	-40.3%
Minority Interests in Subsidiaries	543	50	994.2%	(39)	-1476.5%	380	(693)	-154.8%
Recurring Managerial Result	5,388	5,030	7.1%	7,296	-26.1%	18,536	28,363	-34.6%

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billions, end of period	4Q20	3Q20	Δ	4Q19	Δ
Individuals	255.6	237.7	7.5%	239.8	6.6%
Credit Card Loans	86.3	77.5	11.3%	90.9	-5.1%
Personal Loans	35.1	36.6	-4.3%	34.6	1.5%
Payroll Loans [1]	55.3	50.8	8.9%	49.4	11.9%
Vehicle Loans	23.3	21.5	8.6%	19.0	23.0%
Mortgage Loans	55.7	51.3	8.6%	45.9	21.2%
Very Small, Small and Middle Market Loans [2]	127.6	122.5	4.1%	95.3	33.9%
Individuals + Very Small, Small and Middle Market Loans	383.2	360.2	6.4%	335.0	14.4%
Corporate Loans	269.0	264.8	1.6%	221.3	21.6%
Credit Operations	179.0	178.1	0.5%	148.4	20.6%
Corporate Securities [3]	90.0	86.7	3.9%	72.8	23.6%
Total Brazil with Financial Guarantees Provided and Corporate Securities	652.2	625.0	4.4%	556.3	17.2%
Latin America	217.3	222.0	-2.1%	166.3	30.7%
Argentina	8.6	9.5	-10.0%	8.2	4.2%
Chile	150.8	154.0	-2.1%	111.8	34.9%
Colombia	33.5	33.2	0.8%	27.5	21.6%
Paraguay	9.7	10.1	-3.7%	7.4	30.6%
Panama	1.6	2.0	-20.2%	1.3	20.3%
Uruguay	13.2	13.3	-0.2%	10.0	32.3%
Total with Financial Guarantees Provided and Corporate Securities	869.5	847.0	2.7%	722.6	20.3%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	869.5	840.9	3.4%	793.0	9.6%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the client's size. Further details are provided on pages 23 and 24.

Itaú Unibanco Holding S.A.

07

Management Discussion & Analysis Executive Summary
Performance analysis for the quarter and for the year 2020
Management commentary
Recurring managerial result reached R$5.4 billion in the fourth quarter of 2020, a 7.1% main increase on the previous quarter. The recurring managerial return on equity was 16.1%. figures Our loan portfolio grew 4.4% in Brazil for all segments. Credit origination for individuals in
Brazil grew 15% when compared to the previous quarter. The vehicle and mortgage loan recurring managerial result portfolios are still highlights, and in this quarter, credit cards loan portfolio increased due to the typical seasonality effects during the period. In addition to these portfolios, the payroll R$5.4 bn +7.1% loan book also presented significant growth during the quarter. We continue to support our +7 very small and small companies clients with new financing from the Investment Guarantee 4Q20 4Q20 x 3Q20 Fund (FGI BNDES), a government-backed line facility. The cost of credit has decreased again and reached R$6.0 billion. Financial margin with clients grew driven by the higher average credit volume and increased margin in Latin America. These positive effects were partially credit portfolio offset by the ongoing change in the product mix, moving from the use of revolving credit lines due to the typical fourth quarter seasonality, and towards the higher use of installment R$869.5 bn +2.7% credit instead. Margin with the market reached R$1.6 billion as a result of higher gains from 4Q20 4Q20 x 3Q20 balance sheet management. Commissions and fees were up due to the impact of: (i) higher levels of economic activity on revenue from cards (both issuer and acquirer), and (ii) higher revenue from performance fees on asset management activities. Non-interest expenses financial margin with clients increased in the quarter driven by the higher variable costs associated with higher economic activity, higher personnel expenses and the impact of foreign exchange variation on expenses R$16.0 bn +3.0% in Latin America. In this quarter we closed 95 branches and client service points, which brings
4Q20 4Q20 x 3Q20 additional cost pressure in the period, but increases the potential for efficiency in the medium term.
In 2020, recurring managerial result reached R$18.5 billion, down 34.6% from the same cost of credit period of the previous year. The recurring managerial return on equity was 14.5%. The change in the macroeconomic scenario from the second half of March 2020 led to a 66.4% increase in R$6.0 bn the cost of credit, which reached R$30.2 billion. This change, captured by our expected loss -4.5% provisioning model, generated a higher provision for loan losses, both for our operations in 4Q20 4Q20 x 3Q20 Brazil and across the rest of Latin America. Financial margin with clients decreased by 5.7%, driven by the negative effects of regulatory changes in overdraft rates, the credit mix and a fees and insurance reduced interest rate on working capital, which were partially offset by an increase in credit volume. Margin with the market decreased by 10.1%, mainly driven by unexpected market volatility in the first quarter of 2020. The relative stability in fees and commissions was due to R$11.2 bn .4%
+1
the 11.9% lower result from credit and debit cards, due to the drop-off in economic activity 4Q20 4Q20 x 3Q20 (mainly in the first half of the year), which was partially offset by the increase of 45.3% in revenue from advisory services and brokerage. Strategic costs management and our investments in technology led to a 0.9% reduction in non-interest expenses during 2020. In non-interest expenses Brazil, expenses went down by 3.0%, which represents a real decrease of 7.6% (deflated by inflation). In Latin America, the growth in expenses is related to the exchange rate variation in R$13.3 bn +5.1% the period. Throughout 2020, we added more than 3,700 employees to our technology team. In the same period, we closed 117 brick and mortar branches in Brazil. This reinforces our 4Q20 4Q20 x 3Q20 commitment to continue increasing our investment in technology and evolving in our journey of digital transformation.
15,000 30.0%
13,000 23.7%
25.0% Recurring Managerial 11,000 Return on Average
20.0%
9,000 15.7% 16.1%
7,296
13.5% Equity
7,000 12.8% 5,388 15.0%
5,030
5,000 3,912 4,205 16.1%
10.0%
3,000
5.0% 1,000
(1,000) 0.0%
4Q19 1Q20 2Q20 3Q20 4Q20
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)
Itaú Unibanco Holding S.A.    08

Management Discussion & Analysis | Executive Summary
Itaú

Customer support during the crisis

Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020, we launched the 60+ initiative, which granted, among other benefits, a 60-day grace period for repayments under credit contracts without delay. In mid-April 2020, we launched a more comprehensive support program called Travessia.

Loan portfolio reprofiling for individuals, very small and small companies

Balances at December 31, 2020

Portfolio R$50.8 billion

Portfolio risk profile

Non-overdue portfolio


86.5%

December 31st, 2020

Performing	82.6%
Within grace period	3.9%
Overdue between 15-90 days	8.3%
Overdue over 90 days	5.2%

Solutions offered to customers

- ✓ Grace periods of up to **120 days** for individuals and **180 days** for small and medium companies
- ✓ Extended loan terms of up to **6 years** for individuals and **5 years** for very small and small companies
- ✓ New interest rate conditions

2021 Perspectives

- Capital and liquidity at appropriate levels considering our internal stress test scenarios.
- Expansion of the loan portfolio driven mainly by the individuals' portfolio, assuming a recovery in the economy in line with our base scenario. At first, this growth should be supported by lower risk and lower interest rates products, such as payroll loans, mortgage and vehicles loans, but we expect demand for consumer credit lines and revolving lines to resume in the second half of the year.
- Recovery of the average rate of financial margin with clients (NIM) over the year due to the progressive change in the credit portfolio mix between segments and the expectation of a higher interest rate and its impact on the remuneration of our own working capital and liability margin.
- Growth in service and insurance revenues in line with the trend of recovery in economic activity, despite the negative impact resulting from the PIX roll-out (Brazilian Central Bank fast payment solution) and the spin-off and sale of the stake in "XP Investimentos". This performance will be driven by the expectation of strong activity in the capital market and the launch of new channels, products and services.
- Progressive reduction in the cost of credit anchored in the bank's expected loss model and Brazil's economic recovery. However, the model will react promptly to relevant changes in the Brazilian macroeconomic scenario and the financial conditions of our customers.
- Strategic cost management based on structural efficiency projects will continue to bring benefits in the coming quarters with a nominal reduction in the BAU operational expenses. However, this year, we expect an increase of approximately R$1.5 billion in our investments in technology, new products and commercial platforms, which should positively impact the bank's operational efficiency in the medium and long term.

2021 Forecast

2021 Forecast	Consolidated 2021 Guidance	Brazil[1] 2021 Guidance
Total credit portfolio[2]	Growing **5.5%** to **9.5%**	Growing **8.5%** to **12.5%**
Financial margin with clients	Growing **2.5%** to **6.5%**	Growing **3.0%** to **7.0%**
Financial margin with the market	Range from **R$4.9 bn** to **R$6.4 bn**	Range from **R$3.3 bn** to **R$4.8 bn**
Cost of credit[3]	Range from **R$21.3 bn** to **R$24.3 bn**	Range from **R$19.0 bn** to **R$22.0 bn**
Commissions and fees and results from insurance operations[4,5]	Growing **2.5%** to **6.5%**	Growing **2.5%** to **6.5%**
Non-Interest expenses	Range from **-2.0%** to **2.0%**	Range from **-2.0%** to **2.0%**
Effective tax rate	Range from **34.5%** to **36.5%**	Range from **34.0%** to **36.0%**

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (5) 2021 forecast does not consider XP Inc. equity result starting in February 2021.

Itaú Unibanco Holding S.A. 9

Management Discussion & Analysis Executive Summary
ESG highlights
In 2020, we significantly intensified our performance in sustainability, reinforcing our socio-environmental responsibility and our role in transforming Society.
As the largest private bank in Latin America, we have spared no effort in contributing to solving the complex problems in the Amazon region.
In a partnership with Bradesco and Santander, we have released an integrated plan aimed at effectively contributing to the sustainable development of the Amazon region. This plan includes ten measures designed from three actions fronts identified as priority for the region: environmental conservation and bioeconomy development; investment in sustainable infrastructure; and guarantee of basic rights for the population of the Amazon region. Among the ten measures, four were prioritized: encouraging sustainable chains, land regularization, zero illegal deforestation in the meat production chain and foster bioeconomy.
In December 2020, we held the Conference of the Amazon with the objective of raising relevant issues and debates on matters involving the region, as well as raising funds for projects in forest recovery and the generation of local income. The event was transmitted over three days and had more than twelve thousand participants. It brought together investors and managers of Brazilian and international funds, as well as clients of the bank. As a result, 380 thousand native trees will be planted with the donated resources.
Todos pela Saúde
On April 13, 2020, we announced the creation of the initiative “Todos pela Saúde” (All for Health) whose purpose is to fight COVID-19 and its effects on Brazilian society. This initiative is guided by four pillars of action: inform, protect, todos pela saúde care and return. A team of seven recognized specialists was designated to define the actions to be financed. Dona-donation of more tions were made for the production of vaccines, test processing centers were created for the detection of the new than R$ 1.2 billion to combat Covid-19 coronavirus, individual protection equipment was distributed to hospitals throughout Brazil, among other measures.
Subsequent event: US$500 million raised in sustainable Tier 2 subordinated notes in January 2021
In January 2021, Itaú approached the international capital markets to raise funds through sustainable debt instrument. We raised U$ 500 million whose proceeds will be allocated to finance or refinance eligible green and social projects according to the criteria defined by the Framework for Sustainable Finance. The securities carry a term of 10 years and 3 months. This was the first issuance of Tier 2 capital by a financial institution to finance or refinance green and social projects in Latin America. The proceeds may be allocated to eight eligible categories, namely: renewable energy and energy efficiency, sustainable transport, sustainable water and waste management, pollution prevention and control, sustainable management of natural resources and land use, green buildings, access to essential services and inclusive finance. The issuance of these debt securities is yet another step by the bank to demonstrate how sustainability has been incorporated into the business of Itaú Unibanco.
Itaú Unibanco Holding S.A.    10

Income Statement and Balance Sheet
Analysis
Management Discussion and Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Managerial **Financial Margin**

Highlights

- Financial margin with clients was up 3.0% in the quarter, driven by the higher average credit volume. This positive effect was partially offset by the ongoing change in the credit product mix, with a higher share of guaranteed installment credit and the narrower spread in the quarter. During the year, the margin with clients decreased by 5.7% due to the negative effects of the regulatory change in the interest rate on overdrafts and the change in the credit product mix, partially offset by the increase in the balance of credit.
- The 14.1% increase in financial margin with the market in the quarter was driven by higher gains from the management of assets and liabilities.

In R$ millions	4Q20	3Q20	Δ	4Q19	Δ	2020	2019	Δ
Financial Margin with Clients	16,020	15,554	3.0%	18,132	-11.6%	65,087	69,056	-5.7%
Financial Margin with the Market	1,567	1,373	14.1%	1,307	19.9%	5,008	5,573	-10.1%
Total	17,587	16,928	3.9%	19,439	-9.5%	70,095	74,630	-6.1%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients


R$ billions
2.0%
15.6
(0.8)
14.8
(0.4)
(0.1)
0.6
0.2
15.1
0.9
16.0
3Q20
Working Capital(1) and other 3Q20
Spread-Sensitive Operations 3Q20
Product Mix
Asset spreads
Average Asset Portfolio
Latin America and other(2)
Spread-Sensitive Operations 4Q20
Working Capital(1) and other 4Q20
4Q20

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin, liability financial margin and structured operations from the wholesale segment.

1 **Working capital and other (+ R$0.2 billion):** the positive impact of the higher average balance as a consequence of the net income for the period.

2 **Product mix (- R$0.4 billion):** lower use of revolving credit facilities related to typical fourth quarter seasonality and the increased use of guaranteed installment credit (payroll loans, vehicle and mortgage loans), in addition to the impact of the government-backed credit lines for very small and small companies.

3 **Asset spreads (- R$0.1 billion):** reduction in the spreads on credit products for individuals, especially credit cards, personal and payroll loans.

4 **Average asset portfolio (+ R$0.6 billion):** increase in loans for both individuals and companies, including the effect of the higher average balance of government-backed credit lines.

Annualized Average Rate of Financial Margin with Clients

In R$ millions, end of period	4Q20 Average Balance(1)	4Q20 Financial Margin	4Q20 Average Rate (p.a.)	3Q20 Average Balance(1)	3Q20 Financial Margin	3Q20 Average Rate (p.a.)
Financial Margin with Clients	883,859	16,020	7.3%	843,664	15,554	7.5%
Spread-Sensitive Operations	776,490	15,072	7.9%	744,938	14,771	8.1%
Working Capital and Other	107,369	948	3.5%	98,726	784	3.2%
Cost of Credit		(6,033)			(6,319)	
Risk-Adjusted Financial Margin with Clients	883,859	9,986	4.5%	843,664	9,235	4.4%

(1) Average daily balance.

Consolidated


10.0%
10.0%
10.0%
10.0%
9.2%
8.4%
7.5%
7.3%
7.6%
7.5%
7.4%
6.7%
3.7%
4.3%
4.4%
4.5%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20

Brazil


12.1%
12.2%
12.2%
11.9%
11.1%
10.2%
9.0%
8.6%
9.2%
9.2%
9.0%
8.4%
4.1%
5.2%
5.4%
6.2%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20

Financial margin with clients — Risk-adjusted financial margin with clients

Itaú Unibanco Holding S.A.
12

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

Highlights

- The decrease in the cost of credit in the quarter was driven by the lower provision for loan losses in Brazil. There was risk rating upgrade for Wholesale Banking segment clients, and a lower provision amount was required in the Retail Banking segment from the third quarter of 2020.
- In 2020, the increase in the cost of credit was due to changes in the macroeconomic scenario and the financial prospects of individuals and companies from the second half of March 2020, captured by our expected loss provisioning model, impacting the provision for loan losses.

In R$ millions	4Q20	3Q20	Δ	4Q19	Δ	2020	2019	Δ
Provision for Loan Losses	(5,641)	(6,337)	-11.0%	(6,145)	-8.2%	(29,938)	(19,680)	52.1%
Recovery of Loans Written Off as Losses	885	981	-9.8%	943	-6.2%	3,270	3,275	-0.1%
Result from Loan Losses	**(4,756)**	**(5,356)**	**-11.2%**	**(5,202)**	**-8.6%**	**(26,668)**	**(16,405)**	**62.6%**
Impairment	(832)	(346)	140.4%	(230)	261.3%	(1,463)	(372)	292.8%
Discounts Granted	(445)	(617)	-27.9%	(379)	17.4%	(2,078)	(1,377)	51.0%
Cost of Credit	**(6,033)**	**(6,319)**	**-4.5%**	**(5,811)**	**3.8%**	**(30,209)**	**(18,154)**	**66.4%**

The cost of credit decreased by R$286 million from the previous quarter, driven by a lower provision for loan losses in Brazil, due to the risk rating upgrade of Wholesale Banking segment clients and to the lower provisioning requirement for expected losses in the Retail Banking segment. Additionally, discounts granted were down R$172 million, mainly in the Retail Banking segment in Brazil. Impairment charges on corporate securities increased for a single specific client in the Wholesale Banking in Brazil, for which a provision was already made, and also reversed in this quarter, with no effect on the cost of credit.

Changes in the macroeconomic scenario and the financial prospects of individuals and companies from the second half of March 2020, captured by our expected loss provisioning model, led to a R$10,258 million year-on-year increase in the provision for loan losses, mainly focused on Brazil. Impairment charges on corporate securities increased by R$1,090 million, and discounts granted increased R$702 million in the same period. These effects resulted in a R$12,055 million increase in the cost of credit for the year.

Cost of Credit


R$ millions
3.3%
5.3%
3.9%
3.0%
2.8%
5,811
10,087
7,770
6,319
6,033
379
230
5,202
266
89
9,732
750
196
6,823
617
346
5,356
445
832
4,756
4Q19
1Q20
2Q20
3Q20
4Q20
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance, including financial guarantees provided and corporate securities, for the last two quarters.

Provision for Loan Losses by Segment


R$ millions
4.2
6.8
4.7
3.8
3.2
6,145
10,398
7,561
6,337
5,641
1,252
412
4,481
808
2,441
7,149
795
1,845
4,922
1,076
99
5,162
2,335
4,645
-1,339
4Q19
1Q20
2Q20
3Q20
4Q20
Latin America ex-Brazil
Wholesale Banking - Brazil
Retail Banking - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail Banking includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of Wholesale Banking.

The decrease in the provision for loan losses in Brazil, especially in the Wholesale Banking segment, was driven by the reversal of the provision for a specific client, which also had impairment recorded during in this quarter, without any effect on the cost of credit. Still in Wholesale Banking, there were risk rating upgrades for other clients in the segment. The provision for loan losses also decreased in the Retail Banking segment in Brazil driven by the lower provisioning requirements in the quarter. In Latin America, an increase occurred at Itaú Corpbanca, driven by uncertainty regarding the macroeconomic scenario and downgrades in the risk ratings of corporate clients.

Recovery of Loans Written off as Losses


R$ millions
943
666
738
981
885
4Q19
1Q20
2Q20
3Q20
4Q20

In the quarter, the balance of portfolios already written off as losses were sold for R$822 million, generating a positive impact of R$31 million in loan recoveries and of R$17 million in recurring managerial result.

Itaú Unibanco Holding S.A. 13

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio by Risk Level


Brazil[1]
Consolidated
Total Allowance for Loan Losses (R$ million)
32,825
39,915
38,582
39,747
51,140
52,158
Loan Portfolio by Risk Level
43.6%
50.5%
49.4%
44.6%
48.7%
47.9%
36.1%
30.8%
32.0%
31.3%
26.8%
27.8%
5.7%
5.3%
6.1%
9.7%
10.2%
10.0%
6.2%
5.7%
5.1%
6.0%
6.2%
6.2%
8.3%
7.7%
7.4%
8.3%
8.1%
8.1%
Dec-19
Sep-20
Dec-20
Dec-19
Sep-20
Dec-20
AA
A
B
C
D-H

Allowance for Loan Losses and Financial Guarantees Provided

Compared to the end of December 2019, the allowance for loan losses and for financial guarantees provided were up 31.2%, mainly driven by the allowances for potential losses related to the macroeconomic scenario, which reflects our expectation of future losses. These changes are captured in our expected loss provisioning model. During the period, the allowances made for overdue operations were in line with the growth of the portfolio.


R$ millions
39,747
47,083
49,267
51,140
52,158
10,023
14,521
16,349
18,004
17,742
858
843
981
932
754
28,865
31,719
31,937
32,204
33,662
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Complementary Allowance
Allowance for Financial Guarantees Provided
Minimum Allowance

The total allowance allocation by **type of risk** is as set out below:

Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provision required for overdue operations in accordance with CMN Resolution No. 2,682/1999. We also present the balances of loans subject to a 100% provision and loans not subject to a 100% provision.

Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which include allowances for financial guarantees provided.

R$ millions

Allocation of the Total Allowance by Type of Risk - Consolidated


Dec-20
10,618
11,363
30,176
52,158
Sep-20
11,147
11,021
28,971
51,140
Dec-19
11,523
10,828
17,396
39,747
Overdue operations
11,523
11,147
10,618
1,419
1,509
1,591
524
721
743
9,579
8,917
8,285
Dec-19
Sep-20
Dec-20
Provision < 100%
551
203
31%
2,548
Fully Provisioned
1,039
540
69%
5,737
Aggravated risk rating
10,828
11,021
11,363
1,504
1,587
1,880
3,576
2,628
2,857
5,748
6,807
6,626
Dec-19
Sep-20
Dec-20
Renegotiations
1,366
2,648
88%
5,937
Overdue
514
12%
689
209
Potential Loss
17,396
28,971
30,176
3,999
8,128
10,104
3,859
7,042
4,745
9,538
13,801
15,326
Dec-19
Sep-20
Dec-20
Retail - Brazil [1]
Wholesale - Brazil [1]
Latin America [2]

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A.
14

Management Discussion & Analysis | Income Statement Analysis
Itaú

Credit Quality

Highlights

- The NPL 90 days overdue ratio (NPL 90) increased from the previous quarter in both Brazil and Latin America. In Brazil, this increase is concentrated in very small, small and middle-market companies, mainly driven by the ends of the grace periods of loans reprofiled in previous periods.
- The NPL 15 to 90 days overdue ratio (NPL 15-90) decreased in the quarter, mainly driven by the quality of loans recently granted in the individuals segment in Brazil, and the typical seasonality effects during the period. This positive impact was partially offset by the increase in the very small, small and middle market companies segment, reflecting the end of the grace period.

Nonperforming Loans


R$ billions
17.3
14.4
19.7
16.1
17.5
14.7
15.1
12.7
16.3
13.7
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** the 8.2% increase from the previous quarter is driven by the ends of the grace periods of loans reprofiled in previous periods to help our clients cope with the effects of the pandemic.

NPL Ratio (%) | over 90 days


3.4
3.5
3.2
2.6
2.7
3.0
3.1
2.7
2.2
2.3
4.8
5.1
5.0
4.3
4.2
2.3
2.3
2.0
1.4
1.7
1.9
2.0
1.4
1.2
1.3
0.5
1.1
0.7
0.5
0.4
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Total
Brazil¹
Individuals
Corporate
Very Small, Small and Middle Market Companies
Latin America²

The total NPL 90 days ratio for both Brazil and Latin America increased compared to the previous quarter. In Brazil, this growth is concentrated in very small, small and middle-market companies, mainly driven by the end of the grace period of the loans reprofiled in previous periods. For individuals this ratio declined, driven by the increase in loans, to reach its lowest level since the merger between Itaú and Unibanco, and did not yet reflect the impacts of the crisis on credit quality. The ratio for the corporate segment decreased compared the previous quarter, mainly due to renegotiations with specific clients that were already subject to adequate provision, with no concentration in any specific sector. The increase in Latin America was mainly driven by the individuals segment in Chile and Colombia and by the companies segment in Chile and Uruguay.

NPL Ratio (%) | 15 to 90 days


2.4
2.6
2.3
2.4
1.7
1.7
2.0
1.9
1.8
1.8
3.1
3.5
2.4
3.0
2.4
2.3
3.0
1.9
1.7
1.9
1.6
1.9
1.0
1.1
1.8
1.2
0.7
0.9
0.7
0.6
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Total
Brazil¹
Latin America²
Individuals
Very Small, Small and Middle Market Companies
Corporate

Both the total NPL 15-90 days ratio and that of Brazil decreased compared to the previous quarter due to the reduction in non-performing loans to individuals in Brazil, driven by the quality of loans recently granted and the typical seasonality effects during the period. This ratio increased for very small, small and middle-market companies, reflecting the ends of the grace periods, and the impacts of the pandemic on credit quality, while in June this ratio reached its lowest level since the merger between Itaú and Unibanco, driven by the reprofiling of the loan portfolio. The ratio for the corporate segment decreased from the previous quarter due to the renegotiation with a specific client. In Latin America, the increase in the NPL 15-90 ratio was mainly driven by the corporate segment in Chile.

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A.
15

Management Discussion & Analysis Income Statement Analysis
Coverage Ratio | 90 days Loan Portfolio Write-Off
339% ‘ ‘ R$ millions
320%
4,919 5,436 5,261
281% 4,305 4,467
229% 239% 0.7% 0.8% 0.8% 0.8% 0.6%
102% 106% 112%
97% 100% 4Q19 1Q20 2Q20 3Q20 4Q20
Write-Off Write-Off / Loan Portfolio (*)
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 (*) Loan portfolio average balance for the previous two quarters.
Total Total (Expanded) Loan portfolio write-offs decreased by 15.1% on the previous quarter in all segments, driven by the lower level of overdue loans in the 1013% 952% portfolio, due to the loans reprofiled in previous periods. The ratio of 930% 920% written-off operations to the average balance of the loan portfolio 638% also decreased compared to the last quarters, driven both by the write 519% -off reduction and the growth of the loan portfolio.
470%
NPL Creation over Credit Portfolio(*)
341%
282%
238% 247% 315%
1.6% 1.7% 1.7%
269% 236%
228% 238% 253% 1.2%
183% 212% 1.1% 193%
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 0.9% 0.8% 0.9% 0.8%
Total—Brazil¹ Latin America ex-Brazil 0.5%
0.7% 0.8% 0.4%
Retail Banking—Brazil Wholesale Banking—Brazil 0.3%
0.1% 0.1%
The 1,900 basis point decrease in the total coverage ratio resulted 0.1% 0.0% -0.1% from an increase in non-performing loans overdue past 90 days, driven -0.3%
4Q19 1Q20 2Q20 3Q20 4Q20 by the ends of the grace periods of loans reprofiled in previous periods. Total Retail Banking—Brazil Wholesale Banking—Brazil Latin America ex-Brazil However, the provision recognized due to the change in the macroeconomic scenario from the second half of March, which is Compared to the previous quarter, the increase was mainly driven by captured by our expected loss provisioning model, maintains a high the increase in non-performing loans overdue for longer than 90 days coverage ratio. in the Retail Banking segment in Brazil, as a result of the end of completion of loan portfolio reprofiling. This increase raised the ratio
¹ Includes units abroad ex-Latin America. to the level observed before the pandemic.
(*) Credit portfolio of the previous quarter without financial guarantees provided and corporate securities
Renegotiated Loans Operations
By overdue period measured at the time of renegotiation
The decrease of 1.0% in renegotiated loan operations was mainly due R$ billions to individual loans which were not overdue at the time of Brasil renegotiation, due to typical seasonality effects during the period,
25.7 28.9 32.6 32.4 32.0 partially offset by the increase in the balance of portfolios overdue for
31.7 35.7 36.3 35.9 30 days at the time of renegotiation. Due to the reduction in the
28.1 3.2 3.9 4.0 balance of this better quality portfolio, both the coverage ratio and
2.4 2.7 1.6 1.7 1.7 the NPL 90 ratio increased in the quarter.
2.0 7 1..9 7 9.8 9.8 9.9
5 7..3 5 6.1 7.6 8.1 8.4 39.3% 37.8%
1.3 1.0 1.1 33.7% 32.6% 34.8% 1.3 1.1
9.6 11.9 12.5 11.8 10.9
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 15.3% 17.0% 16.2%
11.5% 8.9%
Non-overdue Up to 30 days overdue 31-90 days overdue Over 90 days overdue Written-off as a Loss Latin America
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)
Itaú Unibanco Holding S.A.    16

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees increased by 4.1% in the fourth quarter, driven by the growth in revenues from cards, for both issuing and acquiring activities, and higher gains from performance fees on fund management. These increases were partially offset by lower gains from: (i) advisory services, driven by lower volumes in capital markets, and (ii) current account services due to exemptions from fees as from November 2020.
- Compared to 2019, commissions and fees remained practically stable due to the 11.9% decrease in revenue from credit and debit cards, driven by the economic activity downturn (mainly in the first half of 2020), partially offset by the 45.3% increase in revenue from advisory services and brokerage.

In R$ millions	4Q20	3Q20	Δ	4Q19	Δ	2020	2019	Δ
Credit and Debit Cards	**3,109**	**2,836**	**9.6%**	**3,368**	**-7.7%**	**11,480**	**13,034**	**-11.9%**
Card Issuance	2,381	2,194	8.5%	2,460	-3.2%	8,844	9,125	-3.1%
Acquiring	728	642	13.4%	908	-19.8%	2,635	3,909	-32.6%
Current Account Services	**1,877**	**1,919**	**-2.2%**	**1,979**	**-5.2%**	**7,592**	**7,537**	**0.7%**
Asset Management	**1,440**	**1,322**	**9.0%**	**1,759**	**-18.1%**	**5,555**	**5,471**	**1.5%**
Fund Management Fees	1,317	1,159	13.6%	1,584	-16.8%	4,940	4,771	3.5%
Consórcio Administration Fees	123	162	-24.1%	175	-29.7%	615	700	-12.1%
Advisory Services and Brokerage	**1,155**	**1,245**	**-7.3%**	**1,143**	**1.0%**	**4,105**	**2,826**	**45.3%**
Credit Operations and Guarantees Provided	**612**	**575**	**6.5%**	**615**	**-0.5%**	**2,312**	**2,481**	**-6.8%**
Collection Services	**499**	**480**	**3.9%**	**488**	**2.1%**	**1,869**	**1,943**	**-3.8%**
Other	**379**	**359**	**5.6%**	**269**	**40.9%**	**1,365**	**1,098**	**24.3%**
Latin America (ex-Brazil)	**784**	**730**	**7.5%**	**734**	**6.8%**	**2,952**	**2,917**	**1.2%**
Commissions and Fees	**9,855**	**9,465**	**4.1%**	**10,356**	**-4.8%**	**37,230**	**37,307**	**-0.2%**
Result from Insurance Operations[1]	1,392	1,629	-14.5%	1,706	-18.4%	6,081	6,563	-7.3%
Total	**11,247**	**11,094**	**1.4%**	**12,062**	**-6.8%**	**43,312**	**43,870**	**-1.3%**

[1] Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Revenue from credit and debit card issuing activities were up 8.5% in the quarter, driven by the higher revenue from interchange fees related to the higher transaction volume in the period. In the year, the 3.1% decrease is related to lower revenues driven by the reduced economic activity in the first half of 2020 and the lower gains from annuity fees.

Revenue from acquiring activities was up 13.4% in the quarter, driven by the higher revenue from MDR (Merchant Discount Rates) due to the increase in the transaction volume. In 2020, lower revenue from MDR and the rental of machinery led to a decrease of 32.6%.

Card Issuance Activities


R$ millions
Transaction Volume
4Q20
R$155.4 billion
+ 20.0% (vs. 3Q20)
+ 3.2% (vs. 4Q19)
credit
+ 17.9% (vs. 3Q20)
+ 0.2% (vs. 4Q19)
debit
+ 25.7% (vs. 3Q20)
+ 12.3% (vs. 4Q19)
34.5
32.5
33.3
29.5
29.7
30.0
150,490
129,502
155,364
37,740
33,706
42,384
112,751
95,796
112,980
4Q19
3Q20
4Q20
Debit Card Transactions Volume
Credit Card Transactions Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities


R$ millions
Transaction Volume
4Q20
R$154.5 billion
+ 18.0% (vs. 3Q20)
+ 8.9% (vs. 4Q19)
credit
+ 17.0% (vs. 3Q20)
+ 2.2% (vs. 4Q19)
debit
+ 19.5% (vs. 3Q20)
+ 20.8% (vs. 4Q19)
1,463
1,349
1,330
141,862
130,959
154,475
51,362
51,929
62,029
90,499
79,030
92,447
4Q19
3Q20
4Q20
Credit Card Transactions Volume
Debit Card Transactions Volume
Equipment Base (thousands)

Itaú Unibanco Holding S.A.

17

Management Discussion & Analysis | Income Statement Analysis

Current Account Services

Revenue from current account services decreased by 2.2% on the previous quarter, driven by exemptions from fees as from November 2020 due to the launch of PIX (the Central Bank of Brazil's instant payment system), partially offset by the higher revenue from current account packages, after months of granting exemptions to support our clients in coping with the effects of the pandemic.

In 2020, current account services recorded a slight increase of 0.7%, evidencing recovery after months of fee exemptions as a way of helping our clients cope with the effects of the pandemic.

Asset Management

• Fund Management

Fund management fees were up 13.6% driven by the higher revenue from performance fees and a 3.3% increase in managed portfolios and investment funds, which offset the effects of the lower number of business days compared to the previous quarter.

Managed Portfolio and Investment Funds



R$ billions
+1.8%
+3.3%
1,363
1,276
1,299
1,343
1,387
Dec-19
Mar-19
Jun-20
Sep-20
Dec-20

Note: Does not include Latin America (ex-Brazil).

• *Consórcio* Administration Fees

Consórcio administration fees were down 24.1% in the quarter, driven by changes in the provisioning model and in dealer's commission.

Loan Operations and Financial Guarantees Provided

Revenue from the loan operations and financial guarantees provided increased by 6.5% compared to the previous quarter, mainly due to the increase in the vehicle loans portfolio.

Compared to 2019, this revenue was down 6.8%, driven by a lower volume of financial guarantees provided.

Collection Services

Revenue from collection services was up 3.9% on the previous quarter, as a result of the higher transaction volume arising from the higher level of economic activity in the period.

Compared to 2019, this revenue was down 3.8% driven by the lower volume, explained by the decrease in the payment of bank bills as a result of the economic activity during the period.

Advisory Services and Brokerage

Revenue from advisory and brokerage services decreased by R$90 million on the previous quarter, driven by the lower volume of operations in capital markets. Despite this decrease in the quarter, this revenue grew by 1.0% compared to the same period of the previous year.

Compared to 2019, this revenue increased by R$1,279 million due to the higher levels of capital market activity.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization transactions, which totaled R$6,936 million in 2020, ranked first in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities: we took part in 39 transactions in South America in 2020, which totaled US$3,060 million, ranking first in the Dealogic ranking.

Mergers and Acquisitions: in 2020, we provided financial advisory services on 47 transactions in South America, totaling US$8,139 million and remaining first ranked in the Dealogic ranking.

Itaú Unibanco Holding S.A. 18

Management Discussion and Analysis Insurance, Pension Plan and Premium BondsInsurance, Pension Plan and Premium BondsItaú Unibanco Holding S.A. 19 The decrease in result from insurance, pension plan and premium bonds in the quarter was driven by the lower managerial financial margin anda decrease in the equity in the earnings of affiliates. In 2020, the COVID-19 pandemic mainly impacted earned premiums, revenues from premium bonds and retained claims, giving rise to lowerresult from insurance, pension plan and premium bonds.HighlightsResult from Insurance, Pension Plan and Premium BondsResult from Insurance, Pension Plan and Premium BondsEarned Premiums BreakdownRetained Claims Breakdown Technical ProvisionsR$ billions- 4.7% (vs. 4Q19)+ 21.6% (vs. 4Q19)+ 1.3% vs. 4Q19)+ 4.1% (vs. 4Q19)R$ millionsR$ millionsInsurancePremiums BondsTraditionalPGBLVGBLR$223.5billion+ 0.4% vs. 4Q19)Pro Forma Income Statement of the Insurance Segment (Recurring Activities)The results of recurring insurance activities, which consist ofbancassurance products related to life, property, credit life andthird party insurance policies, decreased by 11.0% year-on-yearbasis. This reduction was driven by lower earned premiums, due tothe sale of the insurance company in Chile, and by lower sales ofcredit life insurance, lower managerial financial margin, and anincrease in retained claims, mainly due to the COVID-19 pandemic.In R$ millions 4Q20 3Q20 D 4Q19 D 2020 2019 DEarned Premiums 1,123 1,095 2.6% 1,195 -6.0% 4,482 4,636 -3.3%Revenues from Pension Plan (0) (8) -95.2% (35) -98.9% (30) (13) 135.2%Revenues from Premium Bonds 90 92 -2.4% 104 -13.4% 350 4 26 -17.8%Managerial Financial Margin (96) 148—90—43 141 -69.5%Commissions and Fees 537 536 0.2% 553 -2.9% 2 ,118 2 ,114 0.2%Earnings of Affiliates 85 133 -36.2% 132 -35.9% 496 5 49 -9.5%Revenues from Insurance, Pension Plan and P remium Bonds 1 ,738 1,996 -12.9% 2,038 -14.7% 7,460 7,853 -5.0%Retained Claims (340) (363) -6.3% (330) 3.0% (1,354) (1,265) 7.0%Insurance Selling Expenses (6) (4) 45.2% (2) 175.7% (25) (25) -2.5%Result from Insurance, Pension Plan and P remium Bonds 1,392 1,629 -14.5% 1,706 -18.4% 6,081 6 ,563 -7.3%Recurring Managerial Result 474 687 -31.0% 6 56 -27.8% 2,425 2 ,624 -7.6%In R$ millions 4Q20 4Q19 DEarned Premiums 1,060 1 ,127 -6.0%Retained Claims (297) (268) 10.8%Selling Expenses (5) (3) 70.4%Underwriting Margin 7 58 856 -11.5%Managerial Financial Margin (17) 17 -Commissions and Fees 1 23 117 5.6%Other Income and Expenses ¹ (486) (565) -14.0%Recurring Managerial Result 377 424 -11.0%Recurring Return on Allocated 71.5% 102.4% -30.9 p.p.Combined Ratio 63.9% 54.8% 9.1 p.p.1 Includes earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.Note: As from 4Q20, the Familiar Protection products are considered as Insurance Recurring Activities. Previously this was treated as a Pension Plan product.11.3%2.0% 11.2% 12.4% 11.1% 10.5%4.0% 4.2% 4.6% 6.2% 330 329 321 363 34027.6% 28.6% 28.8% 33.1% 30.3%4Q19 1Q20 2Q20 3Q20 4Q20Life and Personal Accidents Protected CardCredit Life Familiar ProtectionMortgage OtherInsurance Claims/Earned PremiumsThe decrease in the result from insurance, pension plan and premiumbonds in the quarter was driven by lower managerial financial margin,due to lower returns on assets, mainly in relation to pension plans. This effect was partially offset by the increase in earned premiums, mainlyin the credit life and protected card insurance portfolios. In 2020, thisresult decreased, driven by the lower premiums earned, the lowerrevenue from premium bonds, and the increase in retained claims,mainly due to the COVID-19 pandemic, on a year-on-year basis. Theseeffects more than offset the increase in commission from third partyinsurance policies in the period. Additionally, managerial financialmargin decreased in the period driven by lower return on assets, andgains from the liability adequacy test carried out in pension plan wereup in the second quarter of 2019.16.3% 16.3% 15.4% 14.7% 14.0%5.9% 6.0% 6.0% 6.2% 5.8%1,195 1,151 1,113 1,095 1,1234Q19 1Q20 2Q20 3Q20 4Q20Life and Personal Accidents Protected CardCredit Life Familiar ProtectionMortgage Other Note: As from 4Q20, the Familiar Protection products are considered as Insurance Recurring Activitis. Previously this was treated as a Pension Plan product. 19 Result from Insurance, Pension Plan and Premium Bonds Highlights The decrease in result from insurance, pension plan and premium bonds in the quarter was driven by the lower managerial financial margin and a decrease in the equity in the earnings of affiliates. In 2020, the COVID-19 pandemic mainly impacted earned premiums, revenues from premium bonds and retained claims, giving rise to lower result from insurance, pension plan and premium bonds. Result from Insurance, Pension Plan and Premium Bonds
Itaú Unibanco Holding S.A.

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Compared to the previous quarter, non-interest expenses increased by 5.1%, driven by higher variable costs due to growth in economic activity and increased personnel expenses. Increase in expenses in Latin America were driven by foreign exchange variations.
- Ongoing efficiency measures reduced expenses by 0.9% in 2020. In Brazil, the reduction was 3.0% in the year, which corresponds to a real reduction of 7.6% (deflated by IPCA). In Latin America, the increase in expenses is related to the exchange variations during the period.
- Throughout 2020 we added more than 3,700 employees to our technology team. In this same period, we closed 117 brick and mortar branches in Brazil. This reinforces our commitment to continue increasing our investment in technology and to continue the evolution in our digital transformation journey.

In R$ millions	4Q20	3Q20	Δ	4Q19	Δ	2020	2019	Δ
Personnel Expenses	**(5,720)**	**(5,333)**	**7.3%**	**(5,664)**	**1.0%**	**(21,369)**	**(22,144)**	**-3.5%**
Compensation, Charges and Social Benefits	(3,727)	(3,732)	-0.1%	(3,411)	9.3%	(14,482)	(14,099)	2.7%
Management and Employees' Profit Sharing [1]	(1,355)	(1,015)	33.5%	(1,426)	-5.0%	(4,470)	(5,346)	-16.4%
Employee Terminations and Labor Claims	(596)	(571)	4.5%	(777)	-23.2%	(2,325)	(2,538)	-8.4%
Training	(41)	(15)	171.4%	(50)	-16.5%	(92)	(161)	-42.9%
Administrative Expenses	**(4,373)**	**(4,083)**	**7.1%**	**(4,262)**	**2.6%**	**(16,499)**	**(16,777)**	**-1.7%**
Third-Party Services, Security and Transportation	(1,603)	(1,418)	13.1%	(1,507)	6.4%	(5,784)	(5,580)	3.6%
Data Processing and Telecommunications	(958)	(871)	10.0%	(919)	4.2%	(3,469)	(3,800)	-8.7%
Facilities and Materials	(640)	(692)	-7.6%	(741)	-13.6%	(2,725)	(2,965)	-8.1%
Depreciation and Amortization	(629)	(643)	-2.2%	(587)	7.1%	(2,534)	(2,221)	14.1%
Advertising, Promotions and Publications	(296)	(214)	38.4%	(222)	33.3%	(946)	(1,069)	-11.4%
Financial System Services	(162)	(166)	-2.5%	(166)	-2.3%	(665)	(585)	13.6%
Other	(85)	(79)	7.1%	(120)	-29.0%	(376)	(558)	-32.5%
Operating Expenses	**(1,132)**	**(1,200)**	**-5.7%**	**(1,284)**	**-11.9%**	**(4,563)**	**(4,844)**	**-5.8%**
Selling - Credit Cards	(674)	(516)	30.6%	(759)	-11.2%	(2,445)	(2,645)	-7.6%
Contingencies, Claims and Other	(458)	(684)	-33.0%	(525)	-12.8%	(2,118)	(2,199)	-3.7%
Other Tax Expenses [2]	**(48)**	**(95)**	**-49.5%**	**(98)**	**-51.0%**	**(352)**	**(361)**	**-2.6%**
Total - Brazil	**(11,273)**	**(10,711)**	**5.2%**	**(11,307)**	**-0.3%**	**(42,783)**	**(44,126)**	**-3.0%**
Latin America (ex-Brazil) [3]	**(2,048)**	**(1,967)**	**4.2%**	**(1,704)**	**20.2%**	**(7,381)**	**(6,500)**	**13.6%**
Total	**(13,322)**	**(12,678)**	**5.1%**	**(13,011)**	**2.4%**	**(50,164)**	**(50,626)**	**-0.9%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

In Brazil, the increase in non-interest expenses in the quarter was driven by higher personnel expenses, due to increased expenses related to profit sharing, the higher number of employee terminations and investments in training in connection with corporate projects and the hiring of new employees. Additionally, the increase in administrative expenses was driven by higher levels of economic activity in the quarter, with increases in expenses for third party services, advisory and consulting services, and data processing. Advertising expenses have also increased due to marketing campaigns carried out in the period. In Latin America expenses increased driven by the foreign exchange variation during the period.

Cost efficiency measures, such as the closure of brick and mortar branches, leading to reduced fixed costs, the voluntary severance program offered in the second half of 2019, and lower employee profit sharing expenses were the main reasons for this decrease in non-interest expenses in 2020. Expenses related to data processing and telecommunication, facilities and materials, and credit card selling activities also decreased, mainly driven by lower economic activity as a result of the pandemic. Expenses increased by 13.6% in Latin America, mainly driven by foreign exchange variation in the period. The sum of these effects led to a 0.9% decrease in non-interest expenses year-on-year.

Number of Employees - in thousands


94.9
95.3
97.4
96.9
96.5
12.7
12.7
12.6
12.1
12.1
0.5
0.5
0.5
0.5
0.6
74.5
74.5
74.5
73.8
72.9
7.2
7.6
9.9
10.5
11.0
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes the employees of companies controlled by the Bank.

96.5 thousand
employees at the end of the 4Q20

▼ **- 0.4%** (4Q20/3Q20)
▲ **+ 1.7%** (4Q20/4Q19)

Committed to speeding up our digital transformation process, we have hired more personnel for the technology area and, as from the second quarter of 2020, the employees of Zup are taken into account, leading our workforce to increase by 1.7% year-on-year. In March 2020 we temporarily suspended dismissals without cause, among the various initiatives taken in the context of the COVID-19 crisis. In September 2020, all people management activities, including hiring, promotions and dismissals, were resumed.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis Income Statement Analysis
Efficiency Ratio
Efficiency Ratio: Non-interest expenses in Brazil
3.1% 2.9%
49.4 1.7% 44.0 44.4 46.5 48.0
47.1 -3.0%
45.5 45.0 45.1 45.7
-1.3% -0.6%
-1.4%
-7.6%
4Q19 1Q20 2Q20 3Q20 4Q20 2017 2018 2019 2020
Trailing 12-month Efficiency Ratio (%) Quarterly Efficiency Ratio (%)
Non-interest expenses growth year over year
12-month period: increase of 160 basis points year-on-year. These Non-interest expenses growth year over year (deflated by IPCA) cost efficiency actions allowed a 0.9% decrease in non-interest expenses, whereas revenue decreased by 4.2%. Non-interest expenses in Brazil were down 3.0% year-on-year. In the same period, inflation rate was 4.5% (IPCA). The actual decrease in 2020, inflation-adjusted, was 7.6% year-on-year.
Digitalization
Complete digital More speed                offering (less Time to Market)
Branches Efficiency Ratio in 4Q20 +81% (2020 vs. 2019) -25% (2020 vs. 2019)
Brick and Mortar Branches Digital Branches
The investment in technology enabled the modernization of our 76.7% 31.8% platform. We delivered 81% more technology solutions to our clients in 2020, bringing new services and features to our digital platforms. In addition, this investment allowed the increase in productivity and the reduction in the technology solutions implementation time by 25% in the last 12 months.
Distribution Network
Points of Service | Brazil and Abroad Branches and Client Service Branches | Brazil and Abroad
The number of available ATMs in our own network in Brazil decreased The search for efficiency and higher demand for services through by 3.3% year-on-years, driven by the closure of brick and mortar digital channels led to an annual decrease of 3.7% in the number of branches. brick and mortar branches in Brazil.
46,271 45,701 45,809 45,889 4,504 4,501 4,488 4,432 4,337 45,556
196 196 196 196 196 23,780 23,268 23,386 23,676 23,798 3,158 3,156 3,155 3,127 3,041 1,107 1,091 1,085 1,066 1,071 576 571 671 671 669 664 656 576 572 570 479 478 468 445 444 20,808 20,766 20,767 20,575 20,117 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20
Branches + CSB (Latin America ex-Brazil) CSB - Brazil
Brick and Mortar Branches - Brazil Digital Branches - Brazil
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20
(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.
Brazil ESB Latin America Banco24Horas
Geographical Distribution of Service Network(*)
Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ Number of Branches and Client Service Branches establishments. (iii) Does not include points of sale.
North Northeast Midwest Southeast South
106 298 276 2,610 590
(*) In December 2020. Does not include branches and CSBs in Latin America and Itaú BBA.
Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Total assets were up 0.1% in the quarter and 21.5% in the last 12 months. Compared to the previous quarter, there was a 13.4% increase in securities and derivatives and 3.1% in loan operations.
- Deposits grew by 5.8% in the quarter and 59.5% in the last 12 months, mainly due to the increase in time deposits (77.2% p. a.), demand deposits (63.8% p. a.) and savings deposits (24.2% p. a.).

Assets (In R$ millions, end of period)	4Q20	3Q20	Δ	4Q19	Δ
Current and Long-term Assets	**2,076,112**	**2,073,487**	**0.1%**	**1,702,123**	**22.0%**
Cash	46,224	47,069	-1.8%	30,367	52.2%
Interbank Investments	294,486	380,300	-22.6%	232,362	26.7%
Securities and Derivative Financial Instruments	712,071	628,175	13.4%	545,286	30.6%
Interbank and Interbranch Accounts	134,640	131,196	2.6%	135,499	-0.6%
Loan, Lease and Other Loan Operations	710,553	689,327	3.1%	583,017	21.9%
(Allowance for Loan Losses)	(51,404)	(50,208)	2.4%	(38,888)	32.2%
Other Assets	229,542	247,628	-7.3%	214,480	7.0%
Permanent Assets	**36,474**	**36,633**	**-0.4%**	**36,591**	**-0.3%**
Total Assets	**2,112,586**	**2,110,120**	**0.1%**	**1,738,713**	**21.5%**

Liabilities (In R$ millions, end of period)	4Q20	3Q20	Δ	4Q19	Δ
Current and Long-Term Liabilities	**1,961,718**	**1,964,550**	**-0.1%**	**1,593,167**	**23.1%**
Deposits	809,010	765,019	5.8%	507,060	59.5%
Deposits Received under Securities Repurchase Agreements	280,541	315,624	-11.1%	269,838	4.0%
Fund from Acceptances and Issue of Securities	136,638	139,783	-2.2%	143,568	-4.8%
Interbank and Interbranch Accounts	59,147	60,847	-2.8%	54,180	9.2%
Borrowings and Onlendings	83,200	91,073	-8.6%	76,393	8.9%
Technical Provisions for Insurance	79,599	78,426	1.5%	47,815	66.5%
Provisions	16,250	16,255	0.0%	16,620	-2.2%
Allowance for Financial Guarantees Provided	754	932	-19.1%	858	-12.1%
Bonds	223,469	218,584	2.2%	220,666	1.3%
Other Liabilities	273,110	278,007	-1.8%	256,169	6.6%
Deferred Income	**3,163**	**3,203**	**-1.2%**	**2,698**	**17.2%**
Minority Interest in Subsidiaries	**11,112**	**11,808**	**-5.9%**	**10,861**	**2.3%**
Stockholders' Equity	**136,593**	**130,559**	**4.6%**	**131,987**	**3.5%**
Total Liabilities and Equity	**2,112,586**	**2,110,120**	**0.1%**	**1,738,713**	**21.5%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate the impacts of fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation provides for that gains and losses from exchange rate variations on permanent foreign investments are not to be included in the tax basis. Gains and losses on financial instruments used to hedge such asset positions are otherwise impacted by tax effects. Therefore, to prevent income being exposed to exchange rate variations, a short position must be built at a volume higher than the balance of the hedged assets.

In R$ millions, end of period	4Q20	3Q20	Δ
Investments Abroad	60,699	66,665	-8.9%
Net Foreign Exchange Position (Except Investments Abroad)	(81,912)	(122,374)	-33.1%
Total	**(21,213)**	**(55,708)**	**-61.9%**
Total in US$	**(4,082)**	**(9,877)**	**-58.7%**

The net foreign exchange position not only includes the hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A.

22

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- The individual loans portfolio was up 7.6% in the quarter, and the highlight was the economic recovery-driven increase in the credit card portfolio, wich is seasonally higher in the fourth quarter. Additionally, worthy of note is the increase in payroll loans, specifically in the INSS portfolio, associated with a higher payroll loan margin due to regulatory changes. The increased demand for vehicle and mortgage loans led to significant increases both in the fourth quarter and year-on-year.
- The companies loan portfolio grew by 3.0% in the quarter, boosted by vehicles, driven by higher client demand and working capital, due to the granting of credit lines through the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (Fundo Garantidor de Investimentos – FGI). In the 12 month period, the portfolio grew by 33.3%, with major increases in working capital, vehicles, and rural loans.

Credit Portfolio by Product

In R$ billions, end of period	4Q20	3Q20	Δ	4Q19	Δ
Individuals - Brazil (1)	**254.8**	**236.9**	**7.6%**	**239.0**	**6.6%**
Credit Card Loans	86.3	77.5	11.3%	90.9	-5.1%
Personal Loans	34.2	35.8	-4.4%	33.7	1.5%
Payroll Loans (2)	55.3	50.8	8.9%	49.4	11.9%
Vehicle Loans	23.3	21.5	8.6%	19.0	23.0%
Mortgage Loans	55.7	51.3	8.6%	45.9	21.2%
Rural Loans	0.0	0.0	-20.1%	0.1	-58.6%
Companies - Brazil (1)	**253.8**	**246.4**	**3.0%**	**190.4**	**33.3%**
Working Capital (3)	169.4	153.4	10.4%	108.2	56.6%
BNDES/Onlending	8.6	9.4	-8.4%	10.6	-18.6%
Export / Import Financing	48.4	57.5	-15.9%	48.6	-0.5%
Vehicle Loans	12.3	11.0	11.9%	9.1	35.2%
Mortgage Loans	4.5	4.7	-4.7%	4.3	4.2%
Rural Loans	10.6	10.3	2.8%	9.5	10.8%
Latin America (4)	**201.9**	**206.1**	**-2.0%**	**153.7**	**31.4%**
Total without Financial Guarantees Provided	**710.6**	**689.3**	**3.1%**	**583.0**	**21.9%**
Financial Guarantees Provided	68.9	71.0	-2.9%	66.7	3.3%
Total with Financial Guarantees Provided	**779.5**	**760.3**	**2.5%**	**649.7**	**20.0%**
Corporate Securities (5)	90.0	86.7	3.9%	72.8	23.6%
Total Risk	**869.5**	**847.0**	**2.7%**	**722.6**	**20.3%**

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

Largest debtors, as of December 31, 2020

Only 14.4% of the credit risk is concentrated on the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	7.2	0.9%	0.3%
10 Largest debtors	37.9	4.9%	1.8%
20 Largest debtors	54.8	7.0%	2.6%
50 Largest debtors	83.4	10.7%	3.9%
100 Largest debtors	112.3	14.4%	5.3%

(*) Including Financial Guarantees Provided.

Credit Portfolio without Financial Guarantees Provided by Vintage


583
689
711
In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
4Q19
3Q20
4Q20

Companies Credit Portfolio with Financial Guarantees by Business Sectors

In R$ billions, end of period

Change	Sector	4Q20	3Q20
▼ -5.3%	**Public Sector**	**5.5**	**5.8**
▼ -0.2%	**Private Sector**	**433.6**	**434.6**
▲ 4.0%	Real Estate	31.6	30.4
▲ 2.3%	Transportation	27.4	26.8
▲ 0.7%	Food and beverages	25.0	24.9
▼ -3.2%	Agribusiness and fertilizers	23.3	24.1
▲ 0.2%	Vehicles and auto parts	19.9	19.9
▲ 6.6%	Energy and water treatment	19.5	18.3
▲ 1.6%	Banks and financial institutions	17.7	17.4
▼ -0.6%	Petrochemical and chemical	15.0	15.1
▲ 1.4%	Infrastructure work	13.0	12.8
▲ 0.4%	Steel and metallurgy	11.1	11.0
▲ 1.3%	Pharmaceuticals and cosmetics	10.9	10.8
▼ -0.2%	Telecommunications	9.8	9.8
▲ 3.4%	Electronics and IT	9.7	9.4
▼ -20.2%	Mining	9.4	11.7
▲ 6.0%	Entertainment and tourism	8.9	8.4
▼ -4.7%	Oil and gas	7.6	8.0
▼ -1.2%	Capital Assets	6.6	6.7
▼ -1.4%	Construction Materials	5.9	6.0
▲ 2.3%	Health	5.5	5.4
▼ -2.2%	Services - Other	53.5	54.7
▼ -0.8%	Commerce - Other	29.5	29.7
▼ -12.9%	Industry - Other	11.3	13.0
▲ 1.7%	Other	61.5	60.5
▼ -0.3%	**Total**	**439.1**	**440.4**

Itaú Unibanco Holding S.A.

23

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio[1] (individuals and companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Dec-20	33.9%	21.7%	21.9%	13.4%	9.2%
Dec-19	38.1%	20.7%	19.2%	14.1%	7.9%
Dec-14	32.0%	21.8%	15.6%	15.1%	15.6%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Dec-20	52.1%	47.9%
Dec-19	52.6%	47.4%
Dec-14	68.0%	32.0%

Payroll loans

R$55.3 bn as of December 31, 2020

▲ + 8.9% (vs. Sep-20) ▲ + 11.9% (vs. Dec-19)

The payroll loan portfolio for INSS pensioners was up 10.6% from the end of September 2020.

Portfolio by origination (%)
4th Quarter of 2020


55%
45%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
4th Quarter of 2020


INSS
Private sector
Public sector
3.6
6.8
44.9

Mortgage loans[2]

R$60.2 bn as of December 31, 2020

▲ + 7.5% (vs. Sep-20) ▲ + 19.7% (vs. Dec-19)

92.5% of the mortgage portfolio is individuals

99.8% guaranteed by fiduciary alienation

Originations
4th Quarter of 2020

R$9.3 bn

▲ + 82.6% (vs. 4Q19)

83.7% of total credit mortgage is done by borrowers

Loan-to-value

Ratio of the amount of the financing to the value of real estate property.

Vintage (quarterly average)	Portfolio
64.6%	35.7%

Corporate loans

R$132.3 bn as of December 31, 2020

▲ + 2.0% (vs. Sep-20) ▲ + 32.2% (vs. Dec-19)

In the fourth quarter of 2020, credit origination[3] was up 38% year-on-year.

Credit cards

R$86.3 bn as of December 31, 2020

▲ + 11.3% (vs. Sep-20) ▼ - 5.1% (vs. Dec-19)


8.7%
8.6%
82.7%
8.9%
7.9%
83.2%
6.6%
6.9%
86.4%
Dec-19
Sep-20
Dec-20
Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes nonperforming loans more than 1 day overdue;
(2) Includes installments without interest.

Vehicle financing

R$23.3 bn as of December 31, 2020

▲ + 8.6% (vs. Sep-20) ▲ + 23.0% (vs. Dec-19)

Originations
4th Quarter of 2020

R$4.8 bn

▲ + 37.0% (vs. 4Q19)

Average Term	% Average Down Payment	Average Ticket
45 months	38%	R$39.0 thousand

Loan-to-value

Vintage (quarterly average)	Portfolio
60.4%	61.4%

Very small, small and middle market

R$121.6 bn as of December 31, 2020

▲ + 4.1% (vs. Sep-20) ▲ + 34.5% (vs. Dec-19)

In the fourth quarter of 2020, credit origination[3] for very small, small and middle-market companies increased 5% year-on-year.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holding S.A. 24

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Funding from clients grew by 5.0% in the quarter and 44.8% in the last 12 months, boosted by (i) time deposits, up 6.6% in the quarter and 77.2% in the last 12 months, (ii) demand deposits, up 5.5% in the quarter and 63.8% in the last 12 months, and (iii) savings deposits, up 4.1% in the quarter and 24.2% in the last 12 months. This growth is associated with the positive flow of funds, noted from the second half of March 2020.
- The assets under management grew by 4.5% in the quarter and 14.2% in the last 12 months, represented by the increase of 14.7% in own products and 11.2% in open platform, year-on-year.

In R$ millions, end of period	4Q20	3Q20	Δ	4Q19	Δ
Funding from Clients (A)	**881,561**	**839,765**	**5.0%**	**608,990**	**44.8%**
Demand Deposits	134,805	127,827	5.5%	82,306	63.8%
Savings Deposits	179,470	172,391	4.1%	144,558	24.2%
Time Deposits	491,234	460,926	6.6%	277,166	77.2%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	1,985	2,729	-27.3%	5,258	-62.2%
Funds from Bills[1] and Structured Operations Certificates	74,067	75,891	-2.4%	99,703	-25.7%
Other Funding (B)	**187,366**	**199,180**	**-5.9%**	**151,331**	**23.8%**
Onlending	11,456	11,464	-0.1%	11,648	-1.6%
Borrowing	71,744	79,609	-9.9%	64,745	10.8%
Securities Obligations Abroad	62,571	63,891	-2.1%	43,866	42.6%
Other[2]	41,594	44,215	-5.9%	31,073	33.9%
Portfolio Managed and Investment Funds (C)	**1,423,641**	**1,377,413**	**3.4%**	**1,387,457**	**2.6%**
Total (A) + (B) + (C)	**2,492,567**	**2,416,358**	**3.2%**	**2,147,779**	**16.1%**

Assets under Management	**1,951,233**	**1,867,200**	**4.5%**	**1,709,196**	**14.2%**
Own Products	1,646,827	1,578,374	4.3%	1,435,408	14.7%
Open Platform	304,406	288,826	5.4%	273,788	11.2%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Referential Equity.

Loans and funding

The ratio of loan portfolio to funding net of compulsory deposits and cash and cash equivalents reached 76.7% in the fourth quarter of 2020.



91.9%
81.2%
75.6%
76.8%
76.7%
76.7%
71.1%
65.1%
66.3%
66.5%
In R$ Billions
760
635
583
900
788
640
1,010
870
657
1,039
897
689
1,069
927
711
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserve and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Itaú Unibanco Holding S.A. 25

Management Discussion & Analysis | Capital and Risk

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the adequacy of its capital to face the risks incurred, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil implementing the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On December 31, 2020, our Tier I Capital reached 13.2%, consisting of 11.5% Common Equity Tier I and of 1.7% Additional Tier I.


12.4%
1.7%
10.7%
Tier I Sep-20
0.2%
Follow On + Sell XP Inc.
0.3%
Net Income and Dividends
0.3%
Credit risk-weighted assets¹
13.2%
1.7%
11.5%
Tier I Dec-20
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Includes tax credits of investments abroad.

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 3.0% driven by the net income for the period and gains from the sale of XP Inc., partially offset by the payment of mandatory minimum dividends.

RWA: decrease of R$26,532 million. The reduction amount of credit risk-weighted assets (RWA_{CPAD}) was mainly driven by foreign exchange variations in the period.

BIS ratio: increase of 80 basis points, mainly driven by the net income for the period. In December 2020, our BIS ratio was 425 basis points above the minimum required with capital buffers (10.25%).

In R$ million, end of period	4Q20	3Q20
Common Equity Tier I	**119,960**	**113,910**
Tier I (Common Equity + Additional Capital)	**137,157**	**132,272**
Referential Equity (Tier I and Tier II)	**151,244**	**146,894**
Total Risk-weighted Assets (RWA)	**1,042,207**	**1,068,739**
Credit Risk-weighted Assets (RWA_{CPAD})	921,934	948,063
Operational Risk-weighted Assets (RWA_{OPAD})	92,792	92,792
Market Risk-weighted Assets (RWA_{MINT})	27,481	27,884
Common Equity Tier I Ratio	**11.5%**	**10.7%**
Tier I Capital Ratio	**13.2%**	**12.4%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	**14.5%**	**13.7%**

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 194.6%, above the 100% limit, which means that we have sufficient stable resources available to support losses in stress scenarios.

In R$ millions	Dec-20	Sep-20
HQLA	343,174	328,202
Potential Cash Outflows	176,355	168,331
LCR (%)	194.6%	195.0%

Net Stable Funding Ratio (NSFR)

The NSFR was 126.0% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Dec-20	Sep-20
Available Stable Funding	956,033	932,718
Required Stable Funding	758,907	754,386
NSFR (%)	126.0%	123.6%

For 2020, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR* [1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses expected in normal market conditions.

In R$ millions, end of period	4Q20	3Q20
VaR by Risk Factor		
Interest Rates	431	337
Currency	24	12
Shares on the Stock Exchange	30	11
Commodities	1	2
Diversification Effects	**(263)**	**(177)**
Total VaR	223	185
Maximum VaR in the quarter	228	250
Average VaR in the quarter	206	208
Minimum VaR in the quarter	180	171

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on the Investor Relations website at www.itau.com.br/investor-relations, in section Reports - Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A.
26

Management Discussion and Analysis | Segment Analysis

Itaú

Results by **Business Segment**

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Banking

Retail banking products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail, (ii) Uniclass, (iii) Personnalité and (iv) Very small and small companies.

Highlights

- Increase in recurring managerial result in the quarter was driven by higher commissions and fees, mainly for cards. Additionally, cost of credit was down 15.3%, driven by lower provisioning requirement in the quarter. These positive effects were partially offset by increased non-interest expenses.
- The 54.4% reduction in recurring managerial result was due to lower revenues from financial margin and card services on a year-on-year basis.

In R$ millions	4Q20	3Q20	Δ	4Q19	Δ
Operating Revenues	**17,851**	**17,433**	**2.4%**	**20,965**	**-14.9%**
Managerial Financial Margin	9,822	9,761	0.6%	12,452	-21.1%
Commissions and Fees	6,255	5,913	5.8%	6,667	-6.2%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,774	1,759	0.8%	1,846	-3.9%
Cost of Credit	**(4,270)**	**(5,040)**	**-15.3%**	**(4,230)**	**0.9%**
Retained Claims	**(339)**	**(360)**	**-6.0%**	**(315)**	**7.7%**
Other Operating Expenses	**(10,618)**	**(9,927)**	**7.0%**	**(10,698)**	**-0.7%**
Income before Tax and Minority Interests	**2,624**	**2,105**	**24.7%**	**5,722**	**-54.1%**
Income Tax and Social Contribution	**(890)**	**(660)**	**35.0%**	**(2,032)**	**-56.2%**
Minority Interests in Subsidiaries	**(74)**	**(20)**	**269.5%**	**(47)**	**56.2%**
Recurring Managerial Result	**1,660**	**1,426**	**16.4%**	**3,643**	**-54.4%**
Recurring Return on Average Allocated Capital	**14.7%**	**12.5%**	**2.2 p.p.**	**35.2%**	**-20.5 p.p.**
Efficiency Ratio (ER)	**57.6%**	**55.0%**	**2.6 p.p.**	**48.3%**	**9.3 p.p.**

Loan Portfolio (R$ billion)


+ 11.8%
+ 8.1%
283.1
282.6
274.4
292.9
316.5
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20

Digital Transformation in the Retail Banking

Use of Digital Channels [1]

number of current account holders (in millions)


11.1
12.5
14.3
1.1
1.2
1.2
Dec-18
Dec-19
Dec-20
Individuals
Companies

[1] Internet, mobile and SMS on Retail Bank.

Share of Transactions

through digital channels*

	2020	2018
Credit	25%	19%
Investments	47%	41%
Payments	85%	76%

* Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment.

Online account opening flow

Individuals accounts (in thousands)


225
268
514
4Q18
4Q19
4Q20

27

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

Wholesale Banking

Wholesale Banking is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, iii) Itaú Asset Management, a specialized asset manager, and iv) the products and services offered to high net worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The 15.9% increase in recurring managerial result in the quarter was driven by increases in: (i) financial margin due to higher credit volume in Brazil and Latin America, and (ii) commissions and fees due to higher asset management fees. These effects were partially offset by higher cost of credit in Latin America.
- The increase was 13.9% on a year-on-year basis and was driven by the increase in financial margin, partially offset by lower commissions and fees, and increases in cost of credit and non-interest expenses.

In R$ millions	4Q20	3Q20	Δ	4Q19	Δ
Operating Revenues	**8,595**	**8,211**	**4.7%**	**8,451**	**1.7%**
Managerial Financial Margin	5,306	4,966	6.8%	4,787	10.8%
Commissions and Fees	3,247	3,067	5.9%	3,470	-6.4%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	42	178	-76.5%	194	-78.5%
Cost of Credit	**(1,764)**	**(1,279)**	**37.9%**	**(1,581)**	**11.6%**
Retained Claims	**(1)**	**(3)**	**-44.0%**	**(16)**	**-90.4%**
Other Operating Expenses	**(4,286)**	**(4,235)**	**1.2%**	**(4,092)**	**4.7%**
Income before Tax and Minority Interests	**2,543**	**2,695**	**-5.6%**	**2,762**	**-7.9%**
Income Tax and Social Contribution	**(898)**	**(813)**	**10.5%**	**(788)**	**13.9%**
Minority Interests in Subsidiaries	**629**	**80**	**684.7%**	**23**	**2607.4%**
Recurring Managerial Result	**2,274**	**1,962**	**15.9%**	**1,997**	**13.9%**
Recurring Managerial Return on Average Allocated Capital	**15.9%**	**13.1%**	**2.8 p.p.**	**17.2%**	**-1.3 p.p.**
Efficiency Ratio (ER)	**47.2%**	**49.2%**	**-2.0 p.p.**	**45.8%**	**1.4 p.p.**

Loan Portfolio (R$ billion)



+ 31.4%
- 0.6%
299.9
357.1
383.1
396.4
394.1
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20

Assets under management - ANBIMA ranking (R$ billion)



- 2.3%
+ 1.5%
770.8
724.8
720.2
741.8
752.7
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations and (iv) the equity pickup from companies not linked to any segment.

In R$ millions	4Q20	3Q20	Δ	4Q19	Δ
Operating Revenues	**2,735**	**2,745**	**-0.4%**	**2,417**	**13.2%**
Managerial Financial Margin	2,459	2,201	11.7%	2,201	11.7%
Commissions and Fees	353	485	-27.1%	218	62.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	(77)	59	-231.7%	(2)	4590.7%
Cost of Credit	**(0)**	**0**	**-**	**0**	**-**
Other Operating Expenses	**(299)**	**(136)**	**119.6%**	**(182)**	**64.3%**
Income before Tax and Minority Interests	**2,436**	**2,609**	**-6.6%**	**2,235**	**9.0%**
Income Tax and Social Contribution	**(969)**	**(955)**	**1.5%**	**(564)**	**71.9%**
Minority Interests in Subsidiaries	**(12)**	**(11)**	**15.8%**	**(15)**	**-20.5%**
Recurring Managerial Result	**1,455**	**1,643**	**-11.5%**	**1,656**	**-12.1%**
Recurring Return on Average Allocated Capital	**18.7%**	**28.5%**	**-9.8 p.p.**	**18.9%**	**-0.2 p.p.**
Efficiency Ratio (ER)	**3.8%**	**3.1%**	**0.7 p.p.**	**1.4%**	**2.4 p.p.**

Itaú Unibanco Holding S.A. 28

Management Discussion & Analysis | Activities Abroad

Itaú

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 99.6% of the recurring managerial result for the quarter.

Brazil[1] (In R$ millions, end of period)	4Q20	3Q20	Δ	4Q19	Δ	2020	2019	Δ
Operating Revenues	**25,890**	**25,427**	**1.8%**	**28,701**	**-9.8%**	**102,462**	**107,844**	**-5.0%**
Managerial Financial Margin	15,081	14,696	2.6%	17,073	-11.7%	60,725	65,727	-7.6%
Financial margin with clients	13,984	13,616	2.7%	16,333	-14.4%	57,494	61,958	-7.2%
Financial margin with the Market	1,097	1,080	1.5%	740	48.2%	3,231	3,769	-14.3%
Commissions and Fees	9,071	8,735	3.8%	9,622	-5.7%	34,278	34,390	-0.3%
Revenues from Insurance[2]	1,738	1,996	-12.9%	2,006	-13.4%	7,460	7,726	-3.4%
Cost of Credit	**(3,821)**	**(5,363)**	**-28.8%**	**(4,624)**	**-17.4%**	**(25,602)**	**(15,492)**	**65.3%**
Provision for Loan Losses	(3,307)	(5,261)	-37.1%	(4,893)	-32.4%	(24,924)	(16,734)	48.9%
Impairment	(832)	(346)	140.4%	(230)	261.3%	(1,463)	(372)	292.8%
Discounts Granted	(433)	(611)	-29.2%	(344)	26.0%	(2,052)	(1,300)	57.8%
Recovery of Loan Loans Written Off as Losses	751	856	-12.3%	843	-11.0%	2,837	2,914	-2.6%
Retained Claims	**(340)**	**(363)**	**-6.3%**	**(316)**	**7.8%**	**(1,354)**	**(1,216)**	**11.3%**
Other Operating Expenses	**(12,947)**	**(12,221)**	**5.9%**	**(13,134)**	**-1.4%**	**(49,167)**	**(50,790)**	**-3.2%**
Non-interest expenses	(11,176)	(10,658)	4.9%	(11,208)	-0.3%	(42,513)	(43,716)	-2.8%
Tax Expenses and Other[3]	(1,770)	(1,564)	13.2%	(1,926)	-8.1%	(6,654)	(7,074)	-5.9%
Income before Tax and Minority Interests	**8,782**	**7,480**	**17.4%**	**10,628**	**-17.4%**	**26,340**	**40,346**	**-34.7%**
Income Tax and Social Contribution	**(3,328)**	**(2,605)**	**27.7%**	**(3,546)**	**-6.1%**	**(8,493)**	**(13,110)**	**-35.2%**
Minority Interests in Subsidiaries	**(86)**	**(31)**	**181.1%**	**(63)**	**37.4%**	**(221)**	**(249)**	**-11.1%**
Recurring Managerial Result	**5,368**	**4,844**	**10.8%**	**7,019**	**-23.5%**	**17,626**	**26,987**	**-34.7%**
Share	**99.6%**	**96.3%**	**3.3 p.p**	**96.2%**	**3.4 p.p**	**95.1%**	**95.1%**	**0.0 p.p**
Return on Average Equity - Annualized	**17.8%**	**16.8%**	**1.0 p.p**	**25.1%**	**- 7.4 p.p**	**15.3%**	**24.9%**	**-9.6 p.p**

Latin America (In R$ millions, end of period)	4Q20	3Q20	Δ	4Q19	Δ	2020	2019	Δ
Operating Revenues	**3,290**	**2,962**	**11.1%**	**3,132**	**5.1%**	**12,323**	**11,946**	**3.2%**
Managerial Financial Margin	2,506	2,232	12.3%	2,365	5.9%	9,371	8,902	5.3%
Financial margin with clients	2,036	1,938	5.0%	1,799	13.2%	7,593	7,098	7.0%
Financial margin with the Market	471	293	60.3%	567	-17.0%	1,777	1,804	-1.5%
Commissions and Fees	784	730	7.5%	734	6.8%	2,952	2,917	1.2%
Revenues from Insurance[2]	-	-	-	32	-	-	127	-
Cost of Credit	**(2,213)**	**(956)**	**131.4%**	**(1,187)**	**86.5%**	**(4,607)**	**(2,662)**	**73.1%**
Provision for Loan Losses	(2,335)	(1,076)	116.9%	(1,252)	86.5%	(5,014)	(2,946)	70.2%
Impairment	-	-	-	-	-	-	-	-
Discounts Granted	(12)	(6)	109.4%	(35)	-65.4%	(26)	(76)	-65.8%
Recovery of Loan Loans Written Off as Losses	134	126	6.7%	100	34.0%	433	361	20.0%
Retained Claims	-	-	-	**(15)**	-	-	**(49)**	-
Other Operating Expenses	**(2,256)**	**(2,076)**	**8.7%**	**(1,838)**	**22.7%**	**(7,837)**	**(7,029)**	**11.5%**
Non-interest expenses	(2,145)	(2,020)	6.2%	(1,803)	19.0%	(7,652)	(6,910)	10.7%
Tax Expenses and Other[3]	(111)	(56)	99.2%	(36)	210.3%	(185)	(120)	54.7%
Income before Tax and Minority Interests	**(1,179)**	**(71)**	**1557.1%**	**92**	**-1384.3%**	**(121)**	**2,206**	**-105.5%**
Income Tax and Social Contribution	**570**	**177**	**221.9%**	**161**	**253.7%**	**429**	**(386)**	**-211.3%**
Minority Interests in Subsidiaries	**629**	**80**	**683.8%**	**23**	**2607.3%**	**601**	**(444)**	**-235.4%**
Recurring Managerial Result	**20**	**186**	**-89.0%**	**276**	**-92.6%**	**910**	**1,376**	**-33.9%**
Share	**0.4%**	**3.7%**	**-3.3 p.p**	**3.8%**	**-3.4 p.p**	**4.9%**	**4.9%**	**0.0 p.p**
Return on Average Equity - Annualized	**0.6%**	**5.7%**	**-5.1 p.p**	**9.8%**	**-9.2 p.p**	**7.4%**	**12.0%**	**-4.6 p.p**

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
- 7.9% (4Q20 vs. 3Q20)
+ 28.9% (4Q20 vs. 4Q19)
R$ 4.031
R$ 5.641
R$ 5.197
4Q19 3Q20 4Q20
Colombian Peso vs. BRL
- 3.7% (4Q20 vs. 3Q20)
- 19.3% (4Q20 vs. 4Q19)
813.67
681.66
656.60
4Q19 3Q20 4Q20
Uruguayan Peso vs. BRL
+ 7.7% (4Q20 vs. 3Q20)
- 11.9% (4Q20 vs. 4Q19)
9.21
7.53
8.11
4Q19 3Q20 4Q20
Argentine Peso vs. BRL
+ 19.6% (4Q20 vs. 3Q20)
+ 8.8% (4Q20 vs. 4Q19)
14.85
13.50
16.16
4Q19 3Q20 4Q20
Chilean Peso vs. BRL
- 2.0% (4Q20 vs. 3Q20)
- 26.7% (4Q20 vs. 4Q19)
186.43
139.41
136.57
4Q19 3Q20 4Q20
Paraguayan Guarani vs. BRL
+ 7.1% (4Q20 vs. 3Q20)
- 17.1% (4Q20 vs. 4Q19)
1,598
1,237
1,325
4Q19 3Q20 4Q20

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes the Revenue from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Information for Latin America is presented in nominal currencies.

Itaú Unibanco Holding S.A.

29

Global Footprint

Itaú

Our business abroad focuses on the following activities:

① Corporate & Investment
② Asset Management
③ Private Banking
④ Retail


France
England
Germany
Spain
Switzerland
Portugal
USA
Mexico
Cayman
Bahamas
Panama
Colombia
Brazil
Peru
Paraguay
Chile
Uruguay
Argentina

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,065	5,340	1,584	975	3,098	12,062	559	96,540
Branches & CSBs	24	185	84	40	111	444	-	4,337
ATMs	62	408	175	301	125	1,071	-	45,556

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 33 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Corpbanca 4Q20	Itaú Corpbanca 3Q20	Itaú Corpbanca Δ	Itaú Argentina 4Q20	Itaú Argentina 3Q20	Itaú Argentina Δ	Itaú Paraguay 4Q20	Itaú Paraguay 3Q20	Itaú Paraguay Δ	Itaú Uruguay 4Q20	Itaú Uruguay 3Q20	Itaú Uruguay Δ
Operating Revenues	**1,928**	**1,845**	**5%**	**456**	**371**	**23%**	**271**	**272**	**0%**	**456**	**463**	**-2%**
Managerial Financial Margin	1,540	1,496	3%	370	293	26%	192	203	-5%	247	254	-3%
Financial Margin with Clients	1,371	1,370	0%	259	218	19%	160	143	12%	214	213	1%
Financial Margin with the Market	168	126	33%	111	75	47%	33	60	-46%	33	41	-21%
Commissions and Fees	389	349	11%	86	78	10%	79	69	14%	209	209	0%
Cost of Credit	**(2,127)**	**(461)**	**362%**	**(36)**	**(454)**	**-92%**	**(2)**	**(11)**	**-82%**	**(25)**	**(17)**	**47%**
Provision for Loan Losses	(2,240)	(574)	290%	(37)	(454)	-92%	(6)	(16)	-62%	(28)	(20)	43%
Recovery of Loans Written Off as Losses	123	117	5%	1	1	50%	4	5	-20%	5	4	17%
Other Operating Expenses	**(1,359)**	**(1,357)**	**0%**	**(274)**	**(226)**	**21%**	**(169)**	**(129)**	**31%**	**(309)**	**(288)**	**7%**
Non-Interest Expenses	(1,358)	(1,357)	0%	(240)	(201)	20%	(165)	(125)	32%	(309)	(288)	7%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(1)	(1)	-1%	(35)	(25)	37%	(4)	(4)	1%	(0)	(0)	-
Income before Tax and Minority Interests	**(1,557)**	**27**	**-5831%**	**146**	**(308)**	**-147%**	**100**	**131**	**-24%**	**122**	**158**	**-23%**
Income Tax and Social Contribution	**686**	**89**	**668%**	**(56)**	**147**	**-138%**	**(27)**	**(53)**	**-48%**	**(47)**	**(62)**	**-25%**
Minority Interests in Subsidiaries [1]	**627**	**84**	**643%**	-	-	-	-	-	-	-	-	-
Recurring Managerial Result	**(244)**	**201**	**-222%**	**90**	**(161)**	**-156%**	**72**	**78**	**-8%**	**75**	**96**	**-21%**
Return on Average Equity - Annualized	**-15.5%**	**11.9%**	**-27.4 p.p.**	**24.1%**	**-45.2%**	**69.3 p.p.**	**20.6%**	**23.3%**	**-2.7 p.p.**	**14.8%**	**19.5%**	**-4.7 p.p.**
Efficiency Ratio	**70.4%**	**73.6%**	**-3.1 p.p.**	**56.9%**	**58.0%**	**-1.1 p.p.**	**61.8%**	**46.8%**	**15.0 p.p.**	**67.7%**	**62.2%**	**5.6 p.p.**

(1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Corpbanca

- Higher margin with the market due to volatility of local interest and inflation rates.
- Higher cost of credit driven by additional provisions due to the macroeconomic scenario and credit downgrades of corporate clients.

Itaú Argentina

- Higher margin with the market driven by gains on derivatives.
- Provision for corporate clients in the third quarter of 2020 driven by the macroeconomic scenario.
- Higher personnel expenses due to the collective labor agreement related adjustments and higher variable compensation.

Itaú Paraguay

- Operating revenue remained stable from the previous quarter.
- Lower cost of credit driven by upgrades and debt settlements in the fourth quarter in the corporate and companies segments.
- Increase in operating expenses due to the settlement of administrative proceedings.

Itaú Uruguay

- Lower margin with the market driven by a decrease in revenue from securities.
- Higher cost of credit driven by credit downgrades of companies.
- Higher personnel expenses due to increased variable compensation.

Itaú Unibanco Holding S.A. 30

Additional
Information
Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis Itaú Unibanco Shares
Itaú Unibanco Shares
Market Consensus (ITUB4) -12/29/20
Our capital stock is comprised of common Market Capitalization shares (ITUB3) and non-voting shares R$ Sell Buy (ITUB4), both traded on B3 (São Paulo Stock 311 billion US$60 billion Exchange). Non-voting shares are also traded Buy 11                Hold 04                Sell 00
The market capitalization is the total number of outstanding shares Source: Thomson Reuters . as deposit receipts (ADRs) on the New York (common and non-voting shares) multiplied by the average price per Sell
Buy non-voting share on the last trading day in the period.
Stock Exchange (NYSE). Buy 13                Hold 04                Sell 01
Source: Bloomberg.
Corporate Structure Chart and Free Float Participation
Egydio de Souza Moreira Salles Family Non Voting Shares Strengths of our ownership Free Float* Free Float Aranha Family
100.00% Total
Brazilian Investors Foreigners
in B3 in NYSE • Family ownership and control ensuring
36.73% ON 63.27% ON
81.87% PN 18.13% PN 36% 27%
Cia. E. Johnston de a long-term view
66.36% Total 33.64% Total 4.8 bn
Participações
(number of shares)
38% • Professional management team
50.00% ON
Foreigners
33.47% Total in B3
• Broad shareholder base
50.00% ON (52.96% of our shares are free floating)
Itaúsa 100.00% PN IUPAR Free Float*
66.53% Total
39.21% ON 51.71% ON 7.76% ON • Strong corporate governance
0.004% PN 26.26% Total 99.62% PN 19.91% Total 52.96% Total
Itaú Unibanco Holding S.A.
Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares.
Performance in the Capital Market
(R$) (R$) (US$)
ITUB4 ITUB3 ITUB Price and volume (Common Shares) (Non-voting shares) (ADR)
Closing price at 12/31/2020 31.63 27.93 6.09
Maximum Price During the Quarter 32.43 28.60 4.96 Average Price During the Quarter 27.63 25.05 4.87 Minimum Price During the Quarter 22.18 21.10 4.80
Closing Price at 09/30/2020 22.50 21.38 3.98 Closing Price at 12/31/2019 37.10 32.03 9.15 Change in 4Q20 40.6% 30.6% 53.0% Change in the last 12 months -14.7% -12.8% -33.4% Average Daily Trading Volume in 4Q20—million                1,047.6 19.3 189.5 Average Daily Trading Financial Volume in 12 months—million                1,028.7 23.9 172.3
Shareholder base and indicators 12/31/20 09/30/20 12/31/19
Number of Shares—million                 9,804                 9,804                 9,804
Common Shares (ON)—million                4,958                4,958                 4,958 Non-voting Shares (PN)—million                 4,846                 4,846                 4,846
Treasury Shares—million                41.7                41.7                 58.5 Number of Outstanding Shares—million                 9,762                 9,762                 9,746 Number of Shareholders                466,560                513,451                 241,166 Recurring Managerial Result per Share During the Quarter (R$)                0.55                0.52                 0.75 Net Income per Share During the Quarter (R$)                0.78                0.46                 0.77 Book value per Share (R$)                 13.99                13.37                13.54 Price/Earnings (P/E) ¹                16.32                11.67                 13.59 Price/Book value (P/B) ²                2.26                1.68                 2.74
(1) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings for the last 12 months were included; (2) Closing price of non-voting shares at end of the period/Book value per share at end of the period.
Itaú Unibanco Holding S.A.    32

Management Discussion & Analysis Glossary
Glossary
Executive Summary
Operating Revenues Dividends and Interest on Own Mix of Products
The sum of Managerial Financial Margin, Capital Net of Taxes Change in the composition of credit risk Commissions and Fees and Result from Corresponds to the distribution of part of the assets between periods.
Insurance, Pension Plan and Premium Bonds profits to stockholders, paid or provisioned,
Operations before Retained Claims and declared and posted in Stockholders’ Equity. Average asset portfolio
Selling Expenses. Includes the portfolio of credit and private Market Capitalization securities net of loans more than 60 days Managerial Financial Margin Obtained by multiplying the total number of overdue, but excluding the effects of average The sum of the Financial Margin with outstanding shares (common and non-voting exchange rate variations during the periods.
Clients and the Financial Margin with shares) by the average price per non-voting the Market. share on the last trading day of the period. Asset spreads
Variation in the spreads on credit risk assets Recurring Managerial Return on Average Tier I Capital Ratio between periods.
Equity – Annualized The sum of the Common Equity Tier I and the
Obtained by dividing the Recurring Additional Tier I Capital, divided by the Total Annualized average rate of financial margin Managerial Result by the Average Risk Weighted Assets. with clients Stockholders’ Equity. The resulting amount is Obtained by dividing the Financial Margin multiplied by the number of periods in the Cost of Credit with Clients by the average daily balances of year to derive the annualized rate. The Composed of the Result from Loan Losses, spread-sensitive operations, working capital calculation bases of returns were adjusted by Impairment and Discounts Granted. and others. The quotient of this division is the dividends proposed after the balance divided by the number of calendar days in sheet closing dates, which have not yet been the quarter and annualized (rising to 360) to approved at annual Stockholders’ or Board obtain the annual rate. meetings.
Recurring Managerial Return on Average Managerial Financial Margin Assets – Annualized
Obtained by dividing the Recurring Financial margin with clients Credit Quality Managerial Result by the Average Assets. Consists of spread-sensitive operations, working capital and others. Spread-sensitive NPL Ratio (over 90 days)
Coverage Ratio operations include: (i) the assets margin, Calculated by dividing the balance of loans Obtained by dividing the total allowance which is the difference between the amount which are non-performing for longer than 90 balance by the balance of operations more received from loan operations and corporate days by the total loan portfolio. Loans more than 90 days overdue. securities and the cost of money charged by than 90 days overdue include the total treasury banking and (ii) the liabilities balance of transactions with at least one Efficiency Ratio margin, which is the difference between the installment more than 90 days overdue. Obtained by dividing the Non-Interest cost of funding and the amount received Expenses by the sum of Managerial Financial from treasury banking. The working capital NPL Creation Margin, Commissions and Fees, Result of margin is the interest on working capital at The balance of loans that became more than Insurance, Pension Plan and Premium Bonds the SELIC interest rate. 90 days overdue during the quarter.
Operations and Tax Expenses (ISS, PIS,
COFINS and Other Taxes). Financial margin with the market Cost of Credit over Total Risk
Includes treasury banking, which manages Calculated by dividing the Cost of Credit by Recurring Managerial Result per Share mismatches between assets and liabilities—the average Loan Portfolio for the last two Calculated based on the weighted average Asset and Liability Management (ALM), quarters. number of outstanding shares for the period, terms, the rates of interest, foreign exchange including stock splits when they take place. and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.
Itaú Unibanco Holding S.A.    33

Management Discussion & Analysis Glossary
Results from Insurance, Pension
Plan and Premium Bonds Common Equity Tier I Activities with the Market + Corporation The sum of social capital, reserves and The Activities with the Market + Corporation Underwriting Margin retained earnings, less deductions and column presents the results of the capital The sum of earned premiums, retained claims prudential adjustments. surplus, excess subordinated debt and the and selling expenses. net balance of tax assets and liabilities. It also Additional Tier I Capital includes the financial margin with the Combined Ratio Consists of instruments of aperpetual nature, market, the costs of Treasury operations, the The sum of retained claims, selling expenses, which meet the eligibility requirements. equity pickup from companies not linked to administrative expenses, other operating each segment and our interest in Porto income and expenses, tax expenses for ISS, Tier I Capital Seguro.
PIS and COFINS and other taxes divided by The sum of the Common Equity Tier I and the earned premiums. Additional Tier I Capital.
Our Shares
Tier II Capital
Credit Portfolio Consists of subordinated debt instruments Book Value per Share with defined maturity dates that meet the Calculated by dividing the Stockholders’ Loan-to-Value eligibility requirements. Equity on the last day of the period by the Ratio of the amount of financing to the value number of outstanding shares. of the underlying real estate. Total Capital The sum of the Tier I and Tier II Capital.
Funding Total Risk Weighted Assets
Consists of the sum of the portions related Loan Portfolio over Gross Funding to the credit risk exposure (RWACPAD), the Obtained by dividing Loans by Gross Funding market risk capital requirement (RWAMINT) (Funding from Clients, Funds from and the operational risk capital requirement
Acceptance and Issuance of Securities (RWAOPAD).
Abroad, Borrowing and Others) at the end of the period.
Currency Results by Business
Includes cash, bank deposits of institutions Segment without reserve requirements, foreign currency deposits in Brazil, foreign currency Retail Banking deposits abroad, and cash and cash Consists of the offering of banking products equivalents in foreign currency. and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, Capital, Liquidity and mortgage loans, insurance, pension plan and Market Indicators premium bonds products, and acquiring services, among others.
Value at Risk (VaR) Wholesale Banking
A statistical metric that quantifies the Consists of the activities of Itaú BBA, the unit potential economic loss to be expected in responsible for commercial operations with normal market conditions. The consolidated large companies and for investment banking VaR of Itaú Unibanco is calculated based on a services, the activities of our units abroad, Historical Simulation of the bank’s total and the products and services offered to exposure to market risk, at a confidence level high-net worth clients (Private Banking) and of 99%, a historical period of four years (1000 to middle market companies and institutional business days) and a holding period of one clients. day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or otherwise, and the final VaR is the most restrictive of the two methodologies.
Itaú Unibanco Holding S.A.    34

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of December 31, 2020, on which we issued an unqualified opinion dated February 1, 2021, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the year ended December 31, 2020.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2020, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, February 1, 2021

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. 35

(This page was intentionally left blank)
Itaú Unibanco Holding S.A. 36

4Q 20
Complete financial statements
December 31, 2020

Management Report 2020

Recurrent managerial income

R$ 18.5 bi

Composition or recurrent managerial income per business



Credit
3,863
436
Capital Surplus & Trading
18,536 Total
14,236
Services & Insurance
In millions of Reais

Managerial ROE

14.5%

Non-interest expense

-0.9 % vs. 2019

R$ 50.2 bi

Number of shareholders

in thousands



150
241
467
2018
2019
2020

Credit portfolio[1]

in billions of Reais



+10.4%
+20.3%
654.5
722.6
869.5
211.3
239.8
255.6
75.5
95.3
127.6
204.6
221.3
269.0
163.2
166.3
217.3
2018
2019
2020
Individuals
Very Small, Small and Middle Market Companies
Large Companies
Latin America

(1) Includes financial guarantees provided and corporate securities

Dear reader,
Since March 2020, Brazil has faced an unprecedented health crisis that has affected all sectors of the economy and society.
As a Brazilian bank with the majority of our operations in this country, we have been significantly affected by the economic, political and social conditions, of Brazil. Brazil’s GDP, which grew by 1.4% in 2019, is expected to decline by 4.1% at the close of 2020, affected by the coronavirus outbreak. Quarterly comparison show a decline of 1.5% and 9.6% in 1Q20 and 2Q20, respectively. In 3Q20, the fiscal response, the loosening of monetary policy and the gradual recovery of economic activity from June onward saw GDP recover by 7.7%, also in a quarterly comparison.
We are forecasting GDP growth of 4.0% for 2021, even though the reduction in emergency assistance is expected to impact consumption in the first half-year; the hope is for the recovery to gain pace once vaccination begins here. In addition, the growth in private credit in this scenario of low interest rates should contribute to the expansion of the Brazilian economy.
The SELIC rate stood at 2.0% in August 2020 and has remained at this level ever since. Bank loans in proportion to GDP grew to 53.1% in November 2020, in comparison with 46.4% for the same month of the previous year. Inflation reached 4.4% for the year ended December 31, against 4.3% for the year ended December 31, 2019.
It is important to highlight that the measures adopted to deal with the COVID-19 crisis affected the government accounts. The twelve-month deficit in the balance of the country’s primary budget in 2020 was 8.9% of GDP in November, after deficits of 0.8% in 2019, 1.5% in 2018 and 1.7% in 2017. However, the ceiling on expenditures, notwithstanding the challenging scenario, should be met in the years ahead.
Keeping the customer at the center of everything we do, we were able to reinvent ourselves without forgetting about our teams, and there is no doubt that we have reached the end of the year even stronger as an organization and even more convinced of our role in society.
In 2020, we had 56,444 employees trained to work from home office, in addition to supporting our employees in the physical branches with protection and safety procedures and equipment.
As a result of this effort to provide our teams with the best possible conditions, we achieved 90 points in the E-NPS (the index that measures employee satisfaction), a record milestone, in addition to having been elected by Valor Career and UOL as the best place in people management and to work, respectively.
Having secured the best possible well-being for our teams, we were able to devote ourselves to supporting our customers during such a challenging period, with all-in, sustainable solutions. We continued to see growth in our digital channels in the fourth quarter of the year. Via the digital channel, we opened 514 thousand individual and 6.9 thousand business accounts, growth of 92% and 87% respectively over the same period of the previous year.
During the second fortnight of March 2020 we launched the 60+ program which, among other measures, provided a grace period of 60 days on payments of delinquent loan agreements. In mid-April 2020, we rolled out a wider ranging program called Travessia (Crossing). On December 31, 2020, the balance of the portfolio of personal, very small and small company loans with flexible repayment terms stood at R$ 50.8 billion.
We provided support to very small and small companies under the National Support Program for Very Small and Small Companies (Pronampe) and through the Investment Guarantee Fund (FGI BNDES), within the scope of the Emergency Program for Access to Credit intended for Very Small, Small and Middle Market Companies, self-employed truck drivers and individual entrepreneurs. Under the latter, in the fourth quarter we made available R$ 3.2 billion to over 8.6 thousand companies.

We are pleased to see the result of the efforts in favor of our customers, having won the Reclame Aqui Award in five categories, in addition to having reached the target we had set ourselves two years ago of increasing our NPS (the customer satisfaction index) by 10 points by 2020. In November we reached the mark of 58 points, 10 points more than in 2018, even with the challenges that we could not have foreseen.
Last, but not least, we have reached 2021 with an optimistic outlook on the future, aware of the complexities that lie ahead. Our new CEO as from February 2021, Milton Maluhy, announced in December the new members of the Executive Committee, which has been configured with the main objective of getting even closer to the business while simplifying our operations and the bank’s management model, enabling greater autonomy and speed in decision making.
We are addressing the customers’ demands for investment solutions against a scenario of low interest rates.
We have introduced our new Itaú Personnalité investment recommendation model which, based on 12 million monthly simulations and with around 300,000 portfolio combinations for each investor profile, allows our team of specialists to test each combination in 10,000 different scenarios until the best option for each investor profile is identified.
We also announced a new investment advisory model based on the agile work model. By opening this platform to products of other companies, we offer services supported by a system of algorithms for recommending investments in an unbiased manner. We will hire 1,700 specialists for this new structure, allocated to the 120 offices to be created nationwide.
Besides these initiatives, we will integrate our customers’ experience with investments in the bank and in our brokerage firm, Itaú Corretora, using an ion application whose objective is to provide an intuitive, digital and integrated experience. The application, still exclusive to the bank’s customers, offers a wide variety of products of Itaú and other asset managers in the market, with graphic analysis, comparisons, recommendations and news, providing a unique experience for each profile.
Private pension products now have the option of 100% international exposure.
We launched the Itaú International Private Pension Portfolio, the first product in this category in the Brazilian market which can have up to 100% exposure to the market international. In line with the bank’s movement in working to democratizing investments in Brazil, this plan is accessible to all ranges of clients, with an initial investment of just R$ 1.00.
We have strengthened our tradition of recognizing the value of environmental, social and governance criteria with new funds.
We have Brazil’s largest private asset management company, and we continue advancing in favor of ESG (Environmental, Social and Governance) criteria with three new investment funds. These are: The Itaú International ESG Portfolio, which aims for the best combination of strategies where the focus is on assets positioned in ESG criteria; the Itaú ESG H2O Ações, whose objective is to invest in the shares of 50 global companies linked in a positive way to the water business, and Itaú ESG Energia Limpa Ações whose focus is to invest in 30 ‘clean energy’ companies involved in the biofuel, ethanol, geothermal, hydroelectric, solar and wind energy sectors.
With the aim of strengthening transaction security and accelerating the delivery of financial services, we have selected AWS as our partner in our Digital Transformation process.
We have chosen Amazon Web Services, Inc. (AWS) as our long-term, strategic cloud services provider. We will use the world’s leading cloud services provider to accelerate our digital transformation and to enhance the banking experience of our clients worldwide. As part of the 10-year agreement that expands our relationship with AWS, we will migrate the largest portion of our IT Infrastructure from mainframes and our data centers to the cloud.

To reinforce its solutions package, iti is launching its first annual charge-free credit card.
In both the virtual and physical versions, this is the first solution of iti involving credit. To make access to credit more dramatic, the card will be automatically available in the iti portfolio and, in addition to its traditional functions, it can be used for functionalities within the app itself, such as payments using QR Code. Reflecting our concern about accessibility, the physical credit card will be identified in Braille. Moreover, the new card contains no type of written numbering: all data are accessed using the client’s app, increasing security and reducing the chances of fraud.
Additionally, the singer and entrepreneur Anitta is the star in a series of videos demonstrating the various functionalities of iti, which won the award for the best digital onboarding among financial institutions in Brazil, in a study undertaken by consulting company idwall. In effect, this award means the best digital experience for opening accounts among Brazil’s leading 25 digital banks and portfolios.
In a series of rollouts, Credicard is going beyond financial services focused solely on credit cards, with the aim of becoming a payment solutions business unit.
One of the hallmarks of this new phase is the rollout of a technology platform that will enable the brand to offer a more all-in payment experience, with an account already configured for free transfers via Pix and a new card, in addition to a more extensive and accessible credit access model focused on financial inclusion and guidance. Currently undergoing tests at Credicard Beta, with the client-developer co-creation model, the new system already provides for the possibility of connecting to partners using APIs and, therefore, is ready for Open Banking.
With the emphasis on creating value for our shareholders, we have taken a decision about the future of the investment in XP Inc. (“XP”).
On January 31, the Extraordinary General Meeting approved the segregation of the business line of the Itaú Unibanco Conglomerate regarding its participation¹ in the capital of XP Inc. to XPart., a company to be constituted after obtaining by the controllers a favorable statement from the regulatory authority.
• After the favorable opinion of the regulatory authority, there is a term of up to 120 days² for listing on B3 and for distribution of the new shares of XPart, with the cut-off date (“ex”) and procedures to be informed in due course.
• By the cut-off date (close to the listing date), Itaú Unibanco shares will continue to be traded with the entitlement to receive shares of XPart.
• Once the new company is listed, the shareholders will receive an equity holding in XPart of the same quantity, type and proportion as the shares they hold in Itaú Unibanco.
• The shareholders will continue to retain their current equity holding in Itaú Unibanco and will also become shareholders of XPart.
• The percentage of XP’s capital that will be hold by XPart represented 40.52% at 12.31.2020, due to the capitalization of XP in December.
(1) Equivalent to 41.05% of the capital of XP Inc on the base date of September 30, 2020. (2) According to the Corporate Law.

As the largest private bank in Latin America, we have spared no effort in contributing to solving the complex problems in the Amazon region.
In a partnership with Bradesco and Santander, we have released an integrated plan for the purpose of making an effective contribution to the sustainable development of the Amazon. The material includes 10 measures allocated to three fronts identified as priorities for the region: environmental conservation and development of the bioeconomy; investment in sustainable infrastructure; and guarantees of the basic rights of the population of the Amazon region.
The 10 measures of the Amazon Plan are:
Zero deforestation in the beef chain Promoting sustainable chains;
Encourage the development of sustainable Enabling investment in basic infrastructure; transport infrastructure; Climate information for credit and investment Green financial instruments; policies;
Financial guidance and inclusion; Land title regularization;
Social and economic development; Driving the bioeconomy.
Among our initiatives, in December we held the Conference of the Amazon whose objective was to raise relevant issues and debates on matters involving the region, as well as raising funds for projects in forest recovery and the generation of local income. The event was transmitted over 3 days and brought together well-known investors and managers of Brazilian and international funds, as well as clients of the bank as special guests.
One year on, we are presenting the performance results of the first twelve months since the launch of our Positive Impact Commitments.
Our Positive Impact Commitments guide the decisions we take, ensuring a much view of the risks and opportunities inherent to the business. It is they that model the products and services we offer on the premise that they generate social and environmental benefits. In 2019 we introduced 8 initial commitments: Transparency in Reports and Communication, Responsible Investment, Financial Citizenship, Financing in Sectors with a Positive Impact, Inclusion and Entrepreneurship, Responsible Management, Inclusive Management and Ethics in Relations and in Business.
In 2020, we published the first report with the results of the established goals obtained so far, in addition to the inclusion of the commitment to Private Social Investment.

We want to foster access to and the expansion of rights, improve the quality of urban life and strengthen people's transformative power through private social investment. We are reiterating our pact with Brazilian society through our Commitment to Private Social Investment.

In the face of the covid-19 pandemic, private social investment has become even more relevant by spurring the initiatives needed to weather this difficult period. Creating the commitment to Private Social Investment means reaffirming the pact of Itaú Unibanco with Brazilian society, thereby strengthening the bonds of trust amidst uncertainty. The bank's Private Social Investment agenda, which like its other commitments is aligned with the UN Sustainable Development Objectives, is directed toward four major spheres of operation: Education, Culture, Mobility and Longevity, areas in which Itaú has an operational track record.

	BRAZIL		LATAM[3]		Total
	Amount (R$ millions)	Number of Projects	Amount (R$ millions)	Number of Projects	(R$ millions)
Sponsorship 2020					
Non-incentivated[1]	**1,880.3**	**1,095**	**33.8**	**98**	**1,914.0**
Education	270.8	605	2.9	30	273.7
Sport	0.6	3	0.0	0.0	0.6
Culture	109.3	179	3.1	36	112.3
Urban Mobility	58.8	40	18.4	4	77.2
Diversity	3.7	22	0.0	0.0	3.7
Innovation and Entrepreneuship	35.8	22	0.2	6	36.0
Local Develop. and Participation	7.3	55	6.3	19	13.6
Healthcare	1,394.0	169	2.9	3	1,396.9
Incentivated[2]	**96.5**	**216**	**0.4**	**2**	**96.9**
Culture	47.6	117	0.1	1	47.7
Sport	11.3	31	0.0	0.0	11.3
Education	11.3	34	0.3	1	11.6
Healthcare	14.9	16	0.0	0.0	14.9
Senior Citizens	11.4	18	0.0	0.0	11.4
Total	**1,976.8**	**1,311**	**34.2**	**100**	**2,011.0**

(1) Own funds of the bank's companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 31, 2020

Recognition of the Investor Relations area in two categories at the Apimec Ibri Awards.


APIMEC
IBRI 2020

We were recognized in the "Large Cap Investor Relations Best Practice and Initiative" category, while Geraldo Soares as voted "Best Investor Relations Professional" at the APIMEC Awards (Association of Capital Market Investment Analysts and Professionals) and by the IBRI (the Brazilian Institute of Investor Relations).

43

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ bilions	2020	2019	Variation
Income information			
Operating Revenues [1]	114.8	119.8	-4.2%
Managerial Financial Margin	70.1	74.6	-6.1%
Financial Margin with Clients	65.1	69.1	-5.7%
Financial Margin with the Market	5.0	5.6	-10.1%
Commissions and Fees	37.2	37.3	-0.2%
Revenues from Insurance, Pension Plans and Premium Bonds before Retained Claims and Selling Expenses	7.4	7.9	-5.0%
Cost of Credit	(30.2)	(18.2)	66.4%
Non-interest Expenses	(50.2)	(50.6)	-0.9%
Recurrent managerial income	18.5	28.4	-34.6%
Net Income	18.9	26.6	-28.9%
Recurring Managerial Return on Average Equity - Annualized [2]	14.5%	23.7%	-920 bps

	2020	2019	Variation
Balance Sheet information			
Total Assets	2,113	1,739	21.5%
Total Loan Portfolio [3]	869.5	722.6	20.3%
NPL Ratio (90 days)	2.3%	3.0%	-70 bps
Tier 1 Capital	13.2%	14.4%	-120 bps

	2020	2019	Variation
Shares			
Weighted Average Number of Outstanding Shares – in millions	9,760	9,740	0.2%
Net Income per Share - Basic - R$	1.94	2.73	-28.9%
Book Value per Share - R$ (Outstanding on 12/31)	13.99	13.54	3.3%
Dividends and Net Interest on Own Capital[4]	4.50	18.78	-76.0%

	2020	2019	Variation
Others			
Branches	4,337	4,504	-3.7%
Physical and Client Service Branches (CSBs)	4,141	4,308	-3.9%
Digital Branches	196	196	0.0%
Employees (in thousands)	96.5	94.9	1.7%
Brazil	83.9	81.7	2.7%
Abroad	12.6	13.2	-4.3%

(1)The sum of Commissions and Fees and the Revenues from Insurance Transactions and Private Pensions before Retained Claims and Sales Expenses, net of Reinsurance. (2)The return is calculated by dividing the recurrent Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (3)Total loan portfolio includes Financial Guarantees Provided and Bonds and Corporate Securities. (4) Amounts paid/provisioned, declared and highlighted in the shareholders' equity.

44

Results Analysis
The percentages of increase or decrease in this section refer to the comparison between the accumulated figures for the year 2020 in relation to the same period of 2019, unless otherwise indicated.
In 2020, our recurrent managerial income stood at R$ 18.5 billion, down by 34.6% over the same period of the previous year. The recurring Return on Shareholders’ Equity was 14.5%.
The highlight was growth de 20.3% in the total credit portfolio. We give below the growth of the portfolios in the main segments:
• 6.6% for private individuals;
• 33.9% in very small, small and middle market companies in Brazil;
• 21.6% in large companies in Brazil;
• 30.7% in our Latin America operations, affected primarily by exchange rate variance; In comparison with 2019, there was growth of 31.9% in credit origination in Brazil, namely:
• 14.1% for private individuals;
• 24.0% for very small, small and middle market companies; and
• 51.7% for large companies.
Portfolio growth notwithstanding, we suffered a reduction of 5.7% in the financial margin with clients on account of the lower spreads on credit products, changes in the regulations on interest rates on overdraft accounts, and the adverse impact of the reduction in the interest rate on our own working capital and liabilities margin. These negative effects were partially offset by the higher volume of credit.The high market volatility during the first quarter of 2020 led to a reduction of 10.1% in the financial margin with the market. Revenues from services and insurance fell by 1.3% during the year. This reduction was due to lower revenues from the acquiring business related to the lower billings year-on-year. It is worth pointing out that in the fourth quarter de 2020 the volume of credit and debit transactions grew by 8.9% over the fourth quarter of 2019 and by 18.0% over the third quarter of 2020. The reduction in revenue from acquiring business was partially offset by a 45.3% increase in economic and financial advisory and brokerage fees arising from a more active capital market scenario.
The cost of credit rose by 66.4% over the same period of the previous year. This can be attributed to material changes in the macroeconomic scenario as from the second week of March 2020 which, when captured by our provisioning model for expected losses, led to higher expenses with allowances for doubtful accounts.
Continuous investment in technology has enabled a cost efficiency drive such as the closure of 117 physical branches in Brazil in the last 12 months and the voluntary redundancy program to which 3,500 employees had signed up at the end of 2019, reducing expenses by during 2020.
Another highlight in 2020 was the increase in funding:
• 77.2% in time deposits;
• 63.8% in demand deposits; and
• 24.2% in savings deposits.
These growth figures reflect the positive flow of resources from the second fortnight of March 2020 onward.

The Tier 1 Capital Ratio measures the ratio of the bank's capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events.

By managing our capital we aim to optimize how we invest our shareholders' resources while ensuring the bank's solidness. We present below the main events that affected our ratio in the fourth quarter of 2020:

Tier I Capital Ratio



12.4%
1.7%
10.7%
Tier I
Sep-20
0.2%
Follow On + Sell XP Inc.
0.3%
Net income and Dividends
0.3%
Credit risk-weighted assets
13.2%
1.7%
11.5%
Tier I
Dec-20
Commom Equity Tier I (CET I)
Additional Tier 1 Capital (AT1)

On December 31, 2020, our Tier 1 Capital Ratio stood at 13.2%, 495 bps above the minimum regulatory level with capital buffers (8.25%). Our Tier 1 Capital consists of 11.5% of Core Capital and 1.7% of Additional Tier 1 Capital.

The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad

Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 53% in the average daily trading volume since 2018

Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions)



B3 (ON+PN)
NYSE (ADR)
+53%
1,253
653
600
2018
1,388
744
644
2019
1,912
1,053
859
2020

46

Additionally, our shares end the period quoted at R$ 31.63 (ITUB4 – preferred shares) e R$ 27.93 (ITUB3 – acommon shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 2008.
560
328 319 293 246
nov-08                 jun-09                feb-10                 oct-10                jun-11                feb-12                 oct-12                jun-13
                feb-14                 oct-14                nov-15                jul-16                 jun-17                jan-18                 aug-18
                jul-19                mar-20                 dec-20
ITUB4 dividend-adjusted ITUB4 without adjustment for dividends CDI Rate Ibovespa US Dollar
Subsequent event
In January 2021, Itaú approached the international capital markets to raise funds through sustainable debt instrument. We raised U$ 500 million whose proceeds will be allocated to finance or refinance eligible green and social projects according to the criteria defined by the Framework for Sustainable Finance. The securities carry a term of 10 years and 3 months, remunerating investors at 3.95%. This was the first issuance of Tier 2 capital by a financial institution to finance or refinance green and social projects in Latin America. The proceeds may be allocated to eight eligible categories, namely: renewable energy and energy efficiency, sustainable transport, sustainable water and waste management, pollution prevention and control, sustainable management of natural resources and land use, green buildings, access to essential services and inclusive finance. The issuance of these debt securities is yet another step by the bank to demonstrate how sustainability has been incorporated into the business of Itaú Unibanco.
Acknowledgements
Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best.
(Approved at the Meeting of the Board of Directors on February 1, 2021)

Independent Auditor – CVM Instruction No. 381
Procedures Adopted by the Company
Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests.
In the period from January to December 2020, we hired from the independent auditors the amount of R$ 72,156 thousand, which R$ 66,631 thousand are non-external audit-related services.
Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year:
• Audit Related Services: January 23 and 27, February 06, March 16, June 19, July 14, August 06 and 18, October 19 and 30, December 15 and 22 – Independent assurance about: subsidiary system implementation aspects; internal controls, including certain services provided to customers; sustainability report, MD&A, Integrated Report and Consolidated Annual Report; certain agreements signed with regulatory authorities and compliance with financial covenants. Appraisal reports at book value, and previously agreed procedures of acquired companies balance sheets and about profit share calculation. – R$ 4,896 thousand (7.35% of the external audit fees).
• Tax Servicers: January 23, February 06 and 12 – review of the calculations and tax settlement and compliance with tax regulations – R$ 541 thousand (0.81% of the external audit fees).
• Other Services: May 27 and December 21—use of technical materials and an independent review of the financial and prudential information reporting process. – R$ 88 thousand (0.13% of the external audit fees).
Justification of the Independent Auditors – PricewaterhouseCoopers
The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee.
Central Bank – Circular No. 3.068/01
We declare having the financial capacity and the intention to hold to the maturity those securities classified in the category “Held to Maturity”, in the amount of R$ 48.9 billion, representing 7.2% of the total securities and derivative financial instruments in December 2020.
International Financial Reporting Standards (IFRS)
We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to December 2020, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/relacoes-com-investidores > Menu > Results Center > Results.

(This page was intentionally left blank)
Itaú Unibanco Holding S.A. 49

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Gallò
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Luciana Pires Dias
Otavio Yazbek
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Eduardo Azevedo do Valle

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Senior Vice Presidents ("Diretores Gerais")

Caio Ibrahim David
Márcio de Andrade Schettini [2]

Executive Vice-Presidents

André Sapoznik
Claudia Politanski [2]
Milton Maluhy Filho

Executive Officers

Alexsandro Broedel Lopes
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Daniel Sposito Pastore
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob [1]
Sergio Mychkis Goldstein [2]
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes

(1) *Group Head of Investor Relations and Market Intelligence.*

(2) *Resignations recorded: (i) Officer Sergio Mychkis Goldstein, since 12/30/2020; (ii) Senior Vice President Márcio de Andrade Schettini and Vice President Claudia Politanksi, since 01/04/21.*

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 50

ITAÚ UNIBANCO S.A.

Senior Vice President ("Diretores Gerais")
Caio Ibrahim David
Márcio de Andrade Schettini [3]

Executive Vice-Presidents
André Sapoznik
Claudia Politanski [3]
Milton Maluhy Filho

Executive Officers
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Christian George Egan [3]
Cristiano Guimarães Duarte
Fernando Barçante Tostes Malta
Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Marcos Antônio Vaz de Magalhães
Paula Magalhães Cardoso Neves
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel [1]
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes de Sá Drumond Pardo
Andre Balestrin Cestare
André Henrique Caldeira Daré
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Daniel Nascimento Goretti [1]
Daniel Sposito Pastore
Danilo Aleixo Caffaro
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin

Officers (continued)
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fábio Napoli
Fabiola Bianca Gonçalves Lima Marchiori
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Guilherme Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Filipe Fernandes da Costa Araujo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior [2]
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Márcio Luís Domingues da Silva
Marco Antonio Sudano [3]
Marcos Alexandre Pina Cavagnoli
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Oderval Esteves Duarte Filho [3]
Pedro Barros Barreto Fernandes
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Sergio Mychkis Goldstein [3]
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner
Wagner Bettini Sanches

(1) Elected at the A/ESM of December 11, 2020, in phase of approval by Central Bank of Brazil (BACEN).
(2) Elected at the A/ESM of January 04, 2021, in phase of approval by Central Bank of Brazil (BACEN).

(3) Resignations recorded: (i) Officer Sergio Mychkis Goldstein on December 30, 2020; (ii) Senior Vice President Márcio de Andrade Schettini, Executive Vice President Claudia Politanski, Executive Officer Christian George Egan and Officer Marco Antonio Sudano, on January 04, 2021; and (iii) Officer Oderval Esteves Duarte Filho on January 15, 2021.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 51

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a)
(In millions of Reais)
Assets Note 12/31/2020 12/31/2019 Current assets1,435,9371,220,457 Cash 046,22430,367
Interbank investments 3b and 4 287,308 228,694
Money market 0 237,771 196,558
Money market and Interbank deposits – assets guaranteeing technical provisions 8b1,0741,066
Interbank deposits 0 48,463 31,070
Securities and derivative financial instruments 3c, 3d and 5 491,311 363,880
Own portfolio 0209,05885,505 Subject to repurchase commitments 011,664 35,468 Pledged in guarantee 0 11,059 7,893 Securities under resale agreements with free movement 05,6033,628 Deposited with the Central Bank of Brazil 05,0163,572 Derivative financial instruments 0 34,710 17,764 Assets guaranteeing technical provisions 8b 214,201 210,050
Interbank accounts 0134,260 135,116
Pending settlement 044,17143,466 Central Bank of Brazil deposits 0 90,059 91,248 National Housing System (SFH) 0 13 4 Correspondents 017 41 Interbank onlending 0-357
Interbranch accounts 0 381 373 Loan, lease and other credit operations 6348,636 313,282
Operations with credit granting characteristics 3e 369,446 333,017 (Provision for Loan Losses) 3f (20,810) (19,735)
Other receivables126,055 146,254
Current tax assets2,8817,082
Sundry 10a 123,174 139,172
Other assets 3g1,762 2,491
Assets held for sale 0 870 1,220 (Valuation allowance) 0 (539) (642) Unearned reinsurance premiums76 Prepaid expenses 10c1,4241,907
Long term receivables 0640,175481,665 Interbank investments 3b and 47,1783,668
Money market 088162 Interbank deposits 0 7,090 3,506
Securities and derivative financial instruments 3c, 3d and 5220,759181,406
Own portfolio 093,566 93,082 Subject to repurchase commitments 0 37,606 34,240 Pledged in guarantee 03,2282,771 Securities under resale agreements with free movement 034,77516,589 Deposited with the Central Bank of Brazil1,000 591 Derivative financial instruments 0 41,414 23,912 Assets guaranteeing technical provisions 8b 9,170 10,221
Interbank accounts 0 - 9
Pending settlement- 9 National Housing System (SFH) - -
Loan, lease and other credit operations 6310,513230,847
Operations with credit granting characteristics 3e 341,107 250,000 (Provision for Loan Losses) 3f (30,594) (19,153)
Other receivables100,55164,697
Current tax assets7,2223,974 Deferred tax assets 11b I64,08045,933
Sundry 10a 29,249 14,790
Other assets1,1741,038
Prepaid expenses 3g and 10c1,1741,038
Permanent assets 036,47436,591 Investments 3h16,20215,853
Investments in associates and joint ventures 0 15,891 15,577 Other investments 0 520 485 (Allowance for losses) 0(209)(209)
Real estate 3i and 13 6,493 6,412
Fixed assets 0 4,360 4,301 Other fixed assets 0 15,323 14,153 (Accumulated depreciation) 0(13,190)(12,042)
Goodwill and Intangible assets 3j, 3k and 1413,77914,326
Goodwill 0 989 925 Intangible assets 0 29,692 25,876 (Accumulated amortization) 0 (16,902) (12,475)
Total assets2,112,5861,738,713
The accompanying notes are an integral part of these financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 52

ITAU UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2020	12/31/2019
Current liabilities		**1,134,166**	**956,618**
Deposits	**3b and 7b**	**511,015**	**334,197**
Demand deposits		134,805	82,306
Savings deposits		179,470	144,558
Interbank deposits		3,185	2,866
Time deposits		193,484	104,458
Other deposits		71	9
Deposits received under securities repurchase agreements	**3b and 7c**	**232,358**	**237,131**
Own portfolio		47,905	72,303
Third-party portfolio		156,602	148,021
Free portfolio		27,851	16,807
Funds from acceptances and issuance of securities	**3b and 7d**	**42,327**	**51,352**
Real estate, mortgage, credit and similar notes		35,101	41,567
Foreign loans through securities		6,648	9,210
Funding from structured operations certificates		578	575
Interbank accounts		**51,202**	**48,771**
Pending settlement		50,862	48,061
Correspondents		340	710
Interbranch accounts		**7,945**	**5,408**
Third-party funds in transit		7,896	5,294
Internal transfer of funds		49	114
Borrowing and onlending	**3b and 7e**	**60,093**	**63,796**
Borrowing		56,422	59,932
Onlending		3,671	3,864
Derivative financial instruments	**3d and 5f**	**36,277**	**18,825**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**3,022**	**3,068**
Allowance for financial guarantees provided	**6c**	**484**	**532**
Provisions	**9b**	**5,928**	**7,489**
Other liabilities		**183,515**	**186,049**
Current tax liabilities	3n, 3p and 11c	5,374	10,367
Subordinated debt	7f	12,125	4,099
Sundry	10d	166,016	171,583
Long term liabilities		**827,551**	**636,549**
Deposits	**3b and 7b**	**297,995**	**172,863**
Interbank deposits		245	155
Time deposits		297,750	172,708
Deposits received under securities repurchase agreements	**3b and 7c**	**48,183**	**32,707**
Own portfolio		565	2,696
Free portfolio		47,618	30,011
Funds from acceptances and issuance of securities	**3b and 7d**	**94,311**	**92,217**
Real estate, mortgage, credit and similar notes		38,007	57,026
Foreign loans through securities		55,923	34,656
Funding from structured operations certificates		381	535
Borrowing and onlending	**3b and 7e**	**23,107**	**12,597**
Borrowing		15,322	4,813
Onlending		7,785	7,784
Derivative financial instruments	**3d and 5f**	**43,322**	**28,990**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**220,447**	**217,598**
Allowance for financial guarantees provided	**6c**	**270**	**327**
Provisions	**9b**	**10,322**	**9,131**
Other liabilities		**89,594**	**70,119**
Current tax liabilities	3n, 3p and 11c	3,983	2,044
Deferred tax liabilities	11b II	3,845	6,294
Subordinated debt	7f	37,294	38,711
Debt instruments eligible as capital	7f	25,497	16,652
Sundry	10d	18,975	6,418
Deferred income	**3q**	**3,163**	**2,698**
Capital		97,148	97,148
Capital reserves		2,323	1,979
Revenue reserves		40,734	36,568
Other comprehensive income	3c and 3d	(2,705)	(2,434)
(Treasury shares)		(907)	(1,274)
Total stockholders' equity of controlling shareholders	**15**	**136,593**	**131,987**
Non-controlling interests	15e	11,113	10,861
Total stockholders' equity		**147,706**	**142,848**
Total liabilities and stockholders' equity		**2,112,586**	**1,738,713**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 53

ITAU UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In millions of Reais, except for number of shares and earnings per share information)

	Note	2nd Half of 2020	01/01 to 12/31/2020	01/01 to 12/31/2019
Income related to financial operations		**53,032**	**137,164**	**147,454**
Loan, lease and other credit operations		36,221	79,701	81,994
Securities and derivative financial instruments		10,276	46,020	41,719
Financial income related to insurance, pension plan and premium bonds operations	8c	8,083	8,535	17,326
Foreign exchange operations		(2,390)	666	1,786
Compulsory deposits		842	2,242	4,629
Expenses related to financial operations		**(21,986)**	**(90,010)**	**(80,065)**
Money market		(15,578)	(54,882)	(53,859)
Financial expenses on technical provisions for insurance, pension plan and premium bonds	8c	(7,684)	(8,121)	(16,720)
Borrowing and onlending		1,276	(27,007)	(9,486)
Income related to financial operations before loan losses		**31,046**	**47,154**	**67,389**
Result of provision for loan losses	**6**	**(10,392)**	**(26,760)**	**(19,826)**
Expenses for provision for loan losses		(12,369)	(30,140)	(23,896)
Income related to recovery of credits written off as loss		1,977	3,380	4,070
Gross income related to financial operations		**20,654**	**20,394**	**47,563**
Other operating revenues (expenses)		**(9,573)**	**(18,410)**	**(18,192)**
Commissions and banking fees	10e	20,376	39,574	40,568
Result from insurance, pension plan and premium bonds operations	8c	1,601	3,334	3,579
Personnel expenses	10f	(11,794)	(22,415)	(23,799)
Other administrative expenses	10g	(11,114)	(22,162)	(20,580)
Provision expenses	9b	(2,095)	(3,575)	(5,119)
Provision for lawsuits civil		(504)	(889)	(727)
Provison for labor claims		(1,031)	(2,110)	(3,160)
Provison for tax and social security obligations		(10)	(29)	(830)
Other risks		(550)	(547)	(402)
Tax expenses	3p and 11a II	(3,873)	(6,190)	(7,502)
Equity in earnings of associates, joint ventures and other investments		862	1,530	1,408
Other operating revenues		1,172	2,082	1,500
Other operating expenses	10h	(4,708)	(10,588)	(8,247)
Operating income		**11,081**	**1,984**	**29,371**
Non-operating income	**2d and 22e**	**4,660**	**4,999**	**2,096**
Income before taxes on income and profit sharing		**15,741**	**6,983**	**31,467**
Income tax and social contribution	**3p and 11a I**	**(4,648)**	**9,798**	**(4,257)**
Due on operations for the period		(2,474)	(9,670)	(10,125)
Related to temporary differences		(2,174)	19,468	5,868
Profit sharing – Management Members - Statutory	**16b**	**(64)**	**(112)**	**(363)**
Non-controlling interests	**15e**	**1,055**	**2,240**	**(264)**
Net income		**12,084**	**18,909**	**26,583**
Earnings per share - Basic	**18**			
Common		1.24	1.94	2.73
Preferred		1.24	1.94	2.73
Earnings per share - Diluted	**18**			
Common		1.23	1.93	2.72
Preferred		1.23	1.93	2.72
Weighted average number of outstanding shares - Basic	**18**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,804,166,394	4,801,324,161	4,781,855,588
Weighted average number of outstanding shares - Diluted	**18**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,859,066,982	4,843,233,835	4,826,925,107

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 54

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
(In millions of Reais)
2nd Half of 01/01 to 01/01 to Note 2020 12/31/2020 12/31/2019 Consolidated net income 11,029 16,669 26,847
Financial assets at available for sale 1,306 (790) 1,103 Change in fair value 2,821 (93) 2,775 Tax effect (1,386) (88) (1,107) (Gains) / losses transferred to income statement (234) (1,107) (1,027) Tax effect 105 498 462 Hedge 60 (3,587) 220 Cash flow hedge 5f V 208 503 161 Change in fair value 413 970 157 Tax effect (205) (467) 4 Hedge of net investment in foreign operation 5f V (148) (4,090) 59 Change in fair value (292) (7,671) 157 Tax effect 144                3,581 (98) Remeasurements of liabilities for post-employment benefits (*) (222) (192) (338) Remeasurements    19 (401) (349) (629) Tax effect 179 157 291 Foreign exchange variation in foreign investments (162) 4,298 (541)
Total other comprehensive income 982 (271) 444 Total comprehensive income 12,011 16,398 27,291 Comprehensive income attributable to the owners of the parent company 13,066 18,638 27,027 Comprehensive income attributable to non-controlling interests (1,055) (2,240) 264
(*) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 55

ITAU UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Attributed to owners of the parent company											
					Other comprehensive income							
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 07/01/2020	**97,148**	**(907)**	**1,829**	**31,974**	**(834)**	**(1,308)**	**6,434**	**(7,979)**	**-**	**126,357**	**11,461**	**137,818**
Transactions with owners	-	-	494	-	-	-	-	-	-	494	699	1,193
Recognition of share-based payment plans	-	-	494	-	-	-	-	-	-	494	-	494
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	699	699
Other	-	-	-	(13)	-	-	-	-	-	(13)	-	(13)
Unclaimed dividends and interest on capital	-	-	-	-	-	-	-	-	82	82	-	82
Total comprehensive income	-	-	-	-	1,306	(222)	(162)	60	12,084	13,066	(1,055)	12,011
Consolidated net income	-	-	-	-	-	-	-	-	12,084	12,084	(1,055)	11,029
Other comprehensive income	-	-	-	-	1,306	(222)	(162)	60	-	982	-	982
Appropriations:												
Legal reserve	-	-	-	612	-	-	-	-	(612)	-	-	-
Statutory reserve	-	-	-	8,161	-	-	-	-	(8,161)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(161)	(161)	8	(153)
Interest on capital	-	-	-	-	-	-	-	-	(3,232)	(3,232)	-	(3,232)
Balance at 12/31/2020	**97,148**	**(907)**	**2,323**	**40,734**	**472**	**(1,530)**	**6,272**	**(7,919)**	**-**	**136,593**	**11,113**	**147,706**
Change in the period	**-**	**-**	**494**	**8,760**	**1,306**	**(222)**	**(162)**	**60**	**-**	**10,236**	**(348)**	**9,888**
Balance at 01/01/2019	**97,148**	**(1,820)**	**1,923**	**37,384**	**159**	**(1,001)**	**2,516**	**(4,552)**	**-**	**131,757**	**12,367**	**144,124**
Transactions with owners	-	546	56	-	-	-	-	-	-	602	(1,493)	(891)
Result of delivery of treasury shares	-	546	351	-	-	-	-	-	-	897	-	897
Recognition of share-based payment plans	-	-	(295)	-	-	-	-	-	-	(295)	-	(295)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	(1,493)	(1,493)
Other	-	-	-	(154)	-	-	-	-	-	(154)	-	(154)
Dividends - declared after 2018 - R$ 1.0507 per share	-	-	-	(10,215)	-	-	-	-	-	(10,215)	-	(10,215)
Interest on capital - declared after 2018 - R$ 0.7494 per share	-	-	-	(7,285)	-	-	-	-	-	(7,285)	-	(7,285)
Unclaimed dividends and interest on capital	-	-	-	-	-	-	-	-	41	41	-	41
Total comprehensive income	-	-	-	-	1,103	(338)	(541)	220	26,583	27,027	264	27,291
Consolidated net income	-	-	-	-	-	-	-	-	26,583	26,583	264	26,847
Other comprehensive income	-	-	-	-	1,103	(338)	(541)	220	-	444	-	444
Appropriations:												
Legal reserve	-	-	-	1,335	-	-	-	-	(1,335)	-	-	-
Statutory reserves	-	-	-	5,692	-	-	-	-	(5,692)	-	-	-
Dividends	-	-	-	4,709	-	-	-	-	(14,129)	(9,420)	(277)	(9,697)
Interest on capital	-	-	-	5,102	-	-	-	-	(5,468)	(366)	-	(366)
Balance at 12/31/2019	**97,148**	**(1,274)**	**1,979**	**36,568**	**1,262**	**(1,339)**	**1,975**	**(4,332)**	**-**	**131,987**	**10,861**	**142,848**
Change in the period	**-**	**546**	**56**	**(816)**	**1,103**	**(338)**	**(541)**	**220**	**-**	**230**	**(1,506)**	**(1,276)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,568**	**1,262**	**(1,339)**	**1,975**	**(4,332)**	**-**	**131,987**	**10,861**	**142,848**
Transactions with owners	-	367	344	-	-	-	-	-	-	711	2,998	3,709
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	144	-	-	-	-	-	-	144	-	144
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	2,998	2,998
Other	-	-	-	(62)	-	-	-	-	-	(62)	-	(62)
Dividends - declared after 2019 - R$ 0.4832 per share	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after 2019 - R$ 0.5235 per share	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends and interest on capital	-	-	-	-	-	-	-	-	118	118	-	118
Total comprehensive income	-	-	-	-	(790)	(192)	4,298	(3,587)	18,909	18,638	(2,240)	16,398
Consolidated net income	-	-	-	-	-	-	-	-	18,909	18,909	(2,240)	16,669
Other comprehensive income	-	-	-	-	(790)	(192)	4,298	(3,587)	-	(271)	-	(271)
Appropriations:												
Legal reserve	-	-	-	948	-	-	-	-	(948)	-	-	-
Statutory reserves	-	-	-	13,091	-	-	-	-	(13,091)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(1,756)	(1,756)	(506)	(2,262)
Interest on capital	-	-	-	-	-	-	-	-	(3,232)	(3,232)	-	(3,232)
Balance at 12/31/2020	**97,148**	**(907)**	**2,323**	**40,734**	**472**	**(1,531)**	**6,273**	**(7,919)**	**-**	**136,593**	**11,113**	**147,706**
Change in the period	**-**	**367**	**344**	**4,166**	**(790)**	**(192)**	**4,298**	**(3,587)**	**-**	**4,606**	**252**	**4,858**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.
(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 56

ITAU UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	2nd Half of 2020	01/01 to 12/31/2020	01/01 to 12/31/2019
Adjusted net income		**24,423**	**60,100**	**62,196**
Net income		12,084	18,909	26,583
Adjustments to net income:		12,339	41,191	35,613
Share-based payment		494	217	(140)
Adjustment to fair value of securities and derivative financial instruments (assets / liabilities)		(1)	530	972
Effects of changes in exchange rates on cash and cash equivalents		(2,026)	11,677	(54)
Provision for loan losses	6c	12,369	30,140	23,896
Interest and foreign exchange income related to operations with subordinated debt		1,223	20,774	4,433
Change in technical provisions for insurance, pension plan and premium bonds	8c	5,346	10,332	15,051
Depreciation and amortization		2,527	5,007	4,530
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	476	893	1,925
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	2,116	3,602	5,132
Interest income related to deposits in guarantee	9b	(154)	(344)	(519)
Deferred taxes (excluding hedge tax effects)		2,613	(1,767)	(3,368)
Equity in earnings of associates, joint ventures and other investments		(862)	(1,530)	(1,408)
Income from foreign exchange and income related to available for sale securities		(4,857)	(22,166)	(9,053)
Income from foreign exchange and income related to held to maturity securities		(604)	(8,544)	(3,365)
Income from sale of available for sale financial assets		(234)	(1,107)	(1,027)
Income from sale of investments, assets held for sale and fixed assets		(4,129)	(4,197)	9
Income from non-controlling interests	15e	(1,055)	(2,240)	264
Other		(903)	(86)	(1,665)
Change in assets and liabilities		**(11,595)**	**22,033**	**(35,350)**
(Increase) / decrease in assets				
Interbank investments		75,045	(40,675)	40,426
Securities and derivative financial instruments (assets / liabilities)		(65,552)	(84,702)	(11,038)
Compulsory deposits with the Central Bank of Brazil		(315)	1,189	2,900
Interbank and interbranch accounts (assets / liabilities)		(35)	4,636	1,694
Loan, lease and other credit operations		(62,415)	(145,383)	(69,057)
Other receivables and other assets		5,984	(11,370)	(21,668)
(Decrease) / increase in liabilities				
Deposits		81,813	301,950	43,636
Deposits received under securities repurchase agreements		(36,414)	10,703	(73,398)
Funds from acceptances and issuance of securities		(8,502)	(6,931)	32,003
Borrowing and onlending		(11,984)	6,807	8,445
Technical provision for insurance, pension plan and premium bonds		(388)	(7,505)	2,106
Provisions and Other liabilities		12,525	(1,324)	14,789
Deferred income		40	465	72
Payment of income tax and social contribution		(1,397)	(5,827)	(6,260)
Net cash provided by / (used in) operating activities		**12,828**	**82,133**	**26,846**
Dividends / Interest on capital received from associates and joint ventures		231	487	838
Funds received from sale of available for sale securities		22,892	31,149	10,095
Funds received from redemption of held to maturity securities		10,492	12,172	8,085
(Purchase) / Disposal of Assets held for sale		510	725	533
Disposal of Investments		4,021	4,013	89
Disposal of Fixed assets		86	331	177
Termination of Intangible asset agreements		308	309	64
(Purchase) of Available for sale securities		(31,046)	(58,745)	(59,371)
(Purchase) of Held to maturity securities		(3,773)	(4,331)	(201)
(Purchase) of Investments		(25)	(66)	(419)
(Purchase) of Fixed assets	13	(1,045)	(1,716)	(1,621)
(Purchase) of Intangible assets	14	(1,718)	(3,591)	(2,691)
Net cash provided by / (used in) investing activities		**933**	**(19,263)**	**(44,422)**
Subordinated debt obligations raisings		2,111	5,260	8,548
Subordinated debt obligations redemptions		(3,257)	(10,581)	(2,832)
Change in non-controlling interests		737	2,998	(1,543)
Income from delivery of treasury shares	15a	-	494	742
Dividends and interest on capital paid to non-controlling interests		(30)	(506)	(227)
Dividends and interest on capital paid		(1,318)	(11,552)	(25,915)
Net cash provided by / (used in) financing activities		**(1,757)**	**(13,887)**	**(21,227)**
Net increase / (decrease) in cash and cash equivalents		**12,004**	**48,983**	**(38,803)**
Cash and cash equivalents at the beginning of the period		85,428	62,152	100,901
Effects of changes in exchange rates on cash and cash equivalents		2,026	(11,677)	54
Cash and cash equivalents at the end of the period	3a	99,458	99,458	62,152
Cash			46,224	30,367
Interbank deposits			3,886	4,559
Securities purchased under agreements to resell - Collateral held			49,348	27,226

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 57

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	Note	2nd Half of 2020	01/01 to 12/31/2020	01/01 to 12/31/2019
Income		**37,592**	**178,094**	**177,871**
Financial operations		20,175	154,865	149,954
Commissions and Banking Fees	10e	20,376	39,574	40,568
Result from insurance, pension plan and premium bonds operations		1,601	3,334	3,579
Result from loan losses	6	(10,392)	(26,760)	(19,826)
Other		5,832	7,081	3,596
Expenses		**5,538**	**(102,063)**	**(90,271)**
Financial operations		11,310	(90,010)	(80,065)
Other		(5,772)	(12,053)	(10,206)
Inputs purchased from third parties		**(8,347)**	**(16,763)**	**(15,634)**
Materials, energy and others	10g	(133)	(321)	(330)
Third-party services	10g	(2,869)	(5,289)	(4,705)
Other		(5,345)	(11,153)	(10,599)
Data processing and telecommunications	10g	(2,110)	(3,987)	(4,278)
Advertising, promotions and publication	10g	(607)	(1,095)	(1,179)
Installations		(967)	(1,822)	(1,873)
Transportation	10g	(165)	(347)	(364)
Security	10g	(375)	(730)	(744)
Travel expenses	10g	(19)	(84)	(240)
Other		(1,102)	(3,088)	(1,921)
Gross added value		**34,783**	**59,268**	**71,966**
Depreciation and amortization	**10g**	**(2,018)**	**(3,960)**	**(3,541)**
Net added value produced by the company		**32,765**	**55,308**	**68,425**
Added value received through transfer - Results of equity method		**862**	**1,530**	**1,408**
Total added value to be distributed		**33,627**	**56,838**	**69,833**
Distribution of added value		**33,627**	**56,838**	**69,833**
Personnel		**11,554**	**22,046**	**24,867**
Compensation		8,981	17,002	19,112
Benefits		2,142	4,232	4,527
FGTS – government severance pay fund		431	812	1,228
Taxes, fees and contributions		**10,295**	**16,684**	**16,715**
Federal		9,490	15,130	15,141
Municipal		805	1,554	1,574
Return on third parties' capital - Rent		**749**	**1,439**	**1,405**
Return on capital		**11,029**	**16,669**	**26,846**
Dividends and interest on capital		3,393	4,988	19,597
Retained earnings attributable to controlling shareholders		8,691	13,921	6,985
Retained earnings / (loss) attributable to non-controlling shareholders		(1,055)	(2,240)	264

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 58

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In millions of Reais)

Assets	Note	12/31/2020	12/31/2019
Current assets		**20,805**	**26,358**
Cash		**41**	**12**
Interbank investments	**3b and 4**	**16,585**	**12,194**
Money market		2,729	6,724
Interbank deposits		13,856	5,470
Securities and derivative financial instruments	**3c, 3d and 5**	**274**	**8,782**
Own portfolio		201	8,782
Derivative financial instruments		73	-
Other receivables		**3,864**	**5,347**
Current tax assets		425	625
Income receivable		2,129	3,563
Sundry		1,310	1,159
Other assets	**3g**	**41**	**23**
Prepaid expenses		41	23
Long term receivables		**55,052**	**42,217**
Interbank investments	**3b and 4**	**49,669**	**38,887**
Interbank deposits		49,669	38,887
Securities and derivative financial instruments	**3c, 3d and 5**	**23**	**6**
Derivative financial instruments		23	6
Other receivables		**5,360**	**3,324**
Current tax assets		3,075	2,937
Deferred tax assets	11b I	2,172	304
Deposits in guarantee of contingencies, provisions and legal obligations		78	63
Sundry		35	20
Permanent assets		**134,542**	**113,772**
Investments	**3h and 12**	**134,542**	**113,772**
Investments in subsidiaries		134,542	113,772
Total assets		**210,399**	**182,347**

Liabilities and stockholders' equity	Note	12/31/2020	12/31/2019
Current liabilities		**15,871**	**5,096**
Other liabilities		**15,871**	**5,096**
Current tax liabilities	3n, 3p and 11c	67	185
Social and statutory		3,138	803
Subordinated debt	7f	12,128	4,082
Sundry		538	26
Long term liabilities		**57,829**	**45,007**
Funds from acceptances and issuance of securities	**3b and 7d**	**7,898**	**-**
Foreign loans through securities		7,898	
Provisions		**226**	**256**
Other liabilities		**49,705**	**44,751**
Current tax liabilities	3n, 3p and 11c	25	16
Deferred tax liabilities	11b II	249	205
Subordinated debt	7f	23,934	27,878
Debt instruments eligible as capital	7f	25,497	16,652
Stockholders' equity	**15**	**136,699**	**132,244**
Capital		97,148	97,148
Capital reserves		2,323	1,979
Revenue reserves		39,126	34,846
Other comprehensive income	3c and 3d	(991)	(455)
(Treasury shares)		(907)	(1,274)
Total liabilities and stockholders' equity		**210,399**	**182,347**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 59

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of Reais, except for number of shares and earnings per share information)

	Note	2nd Half of 2020	01/01 to 12/31/2020	01/01 to 12/31/2019
Income related to financial operations		**1,701**	**4,102**	**4,123**
Securities and derivative financial instruments		1,700	4,101	4,123
Foreign exchange operations		1	1	-
Expenses related to financial operations		**(1,742)**	**(3,425)**	**(2,334)**
Money market		(1,742)	(3,425)	(2,334)
Gross income related to financial operations		**(41)**	**677**	**1,789**
Other operating revenues (expenses)		**11,559**	**15,877**	**25,188**
Personnel expenses		(91)	(152)	(136)
Other administrative expenses		137	(837)	(138)
Provision expenses		-	17	(31)
Provision for lawsuits civil		-	(6)	-
Provison for tax and social security obligations		-	23	(31)
Tax expenses	11a II	(26)	(163)	(336)
Equity in earnings of subsidiaries	12	11,562	17,066	25,864
Other operating revenues (expenses)		(23)	(54)	(35)
Operating income		**11,518**	**16,554**	**26,977**
Non-operating income		**131**	**355**	**-**
Income before taxes on income and profit sharing		**11,649**	**16,909**	**26,977**
Income tax and social contribution	3p	**601**	**2,062**	**(239)**
Due on operations for the period		374	211	228
Related to temporary differences		227	1,851	(467)
Profit sharing – Management Members - Statutory		**(4)**	**(10)**	**(26)**
Net income		**12,246**	**18,961**	**26,712**
Earnings per share - Basic				
Common		1.25	1.94	2.74
Preferred		1.25	1.94	2.74
Earnings per share - Diluted				
Common		1.24	1.93	2.73
Preferred		1.24	1.93	2.73
Weighted average number of outstanding shares - Basic				
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,804,166,394	4,801,324,161	4,781,855,588
Weighted average number of outstanding shares - Diluted				
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,859,066,982	4,843,233,835	4,826,925,107

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 60

ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income
(In millions of Reais)
2nd Half of 01/01 to 01/01 to 2020 12/31/2020 12/31/2019 Net income                12,246                18,961                 26,712
Financial assets at available for sale                1,276                (820)                 1,103 Associates / Subsidiaries                1,276                (820)                 1,103 Hedge                (46)                (3,847)                 88 Cash flow hedge                225                521                  164 Associates / Subsidiaries                225                521                 164 Hedge of net investment in foreign operation                (271)                (4,368)                  (76) Change in fair value                (1,120)                (5,968)                  -Tax effect                433                2,738                 -Associates / Subsidiaries                416                (1,138)                 (76) Remeasurements of liabilities for post-employment benefits (*)                (221)                (191)                 (338) Associates / Subsidiaries                (221)                (191)                 (338) Foreign exchange variation in foreign investments                (155)                4,322                 (540) Change in fair value                —                1,592                 (282) Associates / Subsidiaries                (155)                2,730                 (258)
Total other comprehensive income                854                (536)                  313 Total comprehensive income                13,100                18,425                 27,025
(*) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 61

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income				Retained earnings	Total
					Available for sale securities Adjustments	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [1]		
Balance at 07/01/2020	**97,148**	**(907)**	**1,829**	**30,191**	**(834)**	**(1,308)**	**5,559**	**(5,262)**	**-**	**126,416**
Transactions with owners	-	-	494	-	-	-	-	-	-	494
Recognition of share-based payment plans	-	-	494	-	-	-	-	-	-	494
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	82	82
Total comprehensive income	-	-	-	-	1,276	(221)	(155)	(46)	12,246	13,100
Net income	-	-	-	-	-	-	-	-	12,246	12,246
Other comprehensive income	-	-	-	-	-	-	-	(687)	-	(687)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	1,276	(221)	(155)	641	-	1,541
Appropriations:										
Legal reserve	-	-	-	612	-	-	-	-	(612)	-
Statutory reserve	-	-	-	8,323	-	-	-	-	(8,323)	-
Dividends	-	-	-	-	-	-	-	-	(161)	(161)
Interest on capital	-	-	-	-	-	-	-	-	(3,232)	(3,232)
Balance at 12/31/2020	**97,148**	**(907)**	**2,323**	**39,126**	**442**	**(1,529)**	**5,404**	**(5,308)**	**-**	**136,699**
Change in the period	**-**	**-**	**494**	**8,935**	**1,276**	**(221)**	**(155)**	**(46)**	**-**	**10,283**
Balance at 01/01/2019	**97,148**	**(1,820)**	**1,923**	**35,380**	**159**	**(1,001)**	**1,623**	**(1,549)**	**-**	**131,863**
Transactions with owners	-	546	56	-	-	-	-	-	-	602
Result of delivery of treasury shares	-	546	351	-	-	-	-	-	-	897
Recognition of share-based payment plans	-	-	(295)	-	-	-	-	-	-	(295)
Dividends - declared after 2018 - R$ 1.0507 per share	-	-	-	(10,215)	-	-	-	-	-	(10,215)
Interest on capital - declared after 2018 - R$ 0.7494 per share	-	-	-	(7,285)	-	-	-	-	-	(7,285)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	40	40
Total comprehensive income	-	-	-	-	1,103	(338)	(540)	88	26,712	27,025
Net income	-	-	-	-	-	-	-	-	26,712	26,712
Other comprehensive income	-	-	-	-	-	-	(282)	-	-	(282)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	1,103	(338)	(258)	88	-	595
Appropriations:										
Legal reserve	-	-	-	1,336	-	-	-	-	(1,336)	-
Statutory reserves	-	-	-	5,819	-	-	-	-	(5,819)	-
Dividends	-	-	-	4,709	-	-	-	-	(14,129)	(9,420)
Interest on capital	-	-	-	5,102	-	-	-	-	(5,468)	(366)
Balance at 12/31/2019	**97,148**	**(1,274)**	**1,979**	**34,846**	**1,262**	**(1,339)**	**1,083**	**(1,461)**	**-**	**132,244**
Change in the period	**-**	**546**	**56**	**(534)**	**1,103**	**(338)**	**(540)**	**88**	**-**	**381**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**34,846**	**1,262**	**(1,339)**	**1,083**	**(1,461)**	**-**	**132,244**
Transactions with owners	-	367	344	-	-	-	-	-	-	711
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567
Recognition of share-based payment plans	-	-	144	-	-	-	-	-	-	144
Dividends - declared after 2019 - R$ 0.4832 per share	-	-	-	(4,709)	-	-	-	-	-	(4,709)
Interest on capital - declared after 2019 - R$ 0.5235 per share	-	-	-	(5,102)	-	-	-	-	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	118	118
Total comprehensive income	-	-	-	-	(820)	(191)	4,322	(3,847)	18,961	18,425
Net income	-	-	-	-	-	-	-	-	18,961	18,961
Other comprehensive income	-	-	-	-	-	-	1,592	(3,230)	-	(1,638)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(820)	(191)	2,730	(617)	-	1,102
Appropriations:										
Legal reserve	-	-	-	948	-	-	-	-	(948)	-
Statutory reserves	-	-	-	13,143	-	-	-	-	(13,143)	-
Dividends	-	-	-	-	-	-	-	-	(1,756)	(1,756)
Interest on capital	-	-	-	-	-	-	-	-	(3,232)	(3,232)
Balance at 12/31/2020	**97,148**	**(907)**	**2,323**	**39,126**	**442**	**(1,530)**	**5,405**	**(5,308)**	**-**	**136,699**
Change in the period	**-**	**367**	**344**	**4,280**	**(820)**	**(191)**	**4,322**	**(3,847)**	**-**	**4,455**

(1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 62

ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows
(In millions of Reais)
2nd Half of 01/01 to 01/01 to Note 2020 12/31/2020 12/31/2019 Adjusted net income                (301)                16,803                 3,390
Net income 12,247 18,961 26,712 Adjustments to net income: (12,547) (2,158) (23,322) Share-based payment 494 217 (140) Interest and foreign exchange expense related to operations with subordinated debt (1,272) 16,494 3,893 Deferred taxes (227) (1,851) 467 Equity in earnings of subsidiaries 12 (11,562) (17,066) (25,864) Amortization of goodwill 22 45 45 Effects of changes in exchange rates on cash and cash equivalents (2) 3 (1,723)
Change in assets and liabilities 1,750 (3,816) (3,840)
(Increase) / decrease in Interbank investments 3,390 (19,168) 20,625 (Increase) / decrease in Securities and derivative financial instruments 366 8,491 3,941 (Increase) / decrease in Other receivables and Other assets (1,028) (661) (701) Increase / (decrease) in Deposits——    (26,997) Increase / (decrease) in Funds from acceptances and issuance of securities (424) 7,898 (7) Increase / (decrease) in Provisions and Other liabilities (555) (366) (688) Payment of income tax and social contribution 1 (10) (13)
Net cash provided by / (used in) operating activities 1,449 12,987    (450)
Dividends and interest on capital received 2,856 7,682 20,681 (Purchase) / disposal of Investments (728) (10,027) -
Net cash provided by / (used in) investing activities 2,128 (2,345) 20,681
Subordinated debt obligations raisings 2,111 5,260 8,548 Subordinated debt obligations redemptions (1,725) (8,807) (2,240) Income from delivery of treasury shares— 494 742 Dividends and interest on capital paid (1,318) (11,552) (25,915)
Net cash provided by / (used in) financing activities (932) (14,605) (18,865) Net increase / (decrease) in cash and cash equivalents (3,963) 1,366 2,645
Cash and cash equivalents at the beginning of the period 6,736    3,647 123 Effects of changes in exchange rates on cash and cash equivalents 2 (3) 1,723 Cash and cash equivalents at the end of the period 3a 2,770 2,770    6,736 Cash                41                12 Securities purchased under agreements to resell—Collateral held                2,729                6,724
The accompanying notes are an integral part of these financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 63

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In millions of Reais)

	Note	2nd Half of 2020	01/01 to 12/31/2020	01/01 to 12/31/2019
Income		**2,408**	**6,646**	**3,951**
Financial operations		1,700	4,101	4,123
Other		708	2,545	(172)
Expenses		**(1,791)**	**(3,492)**	**(2,379)**
Financial operations		(1,742)	(3,425)	(2,334)
Other		(49)	(67)	(45)
Inputs purchased from third parties		**140**	**(831)**	**(137)**
Third-party services		(16)	(35)	(38)
Advertising, promotions and publication		-	(7)	(30)
Expenses for financial system services		(21)	(52)	(42)
Other		177	(737)	(27)
Gross added value		**757**	**2,323**	**1,435**
Depreciation and amortization		**(22)**	**(45)**	**(46)**
Net added value produced by the company		**735**	**2,278**	**1,389**
Added value received through transfer - Results of equity method	**12**	**11,562**	**17,066**	**25,864**
Total added value to be distributed		**12,297**	**19,344**	**27,253**
Distribution of added value		**12,297**	**19,344**	**27,253**
Personnel		82	130	130
Compensation		81	127	126
Benefits		1	3	3
FGTS – government severance pay fund		-	-	1
Taxes, fees and contributions		(34)	247	410
Federal		(35)	246	410
Municipal		1	1	-
Return on third parties' capital - Rent		3	6	1
Return on capital		12,246	18,961	26,712
Dividends and interest on capital		3,393	4,988	19,597
Retained earnings for the period		8,853	13,973	7,115

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 64

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements
At 12/31/2020 and 12/31/2019 for balance sheet accounts From 01/01 to 12/31 of 2020 and 2019 for income statement accounts
(In millions of Reais, except information per share)
Note 1—Operations
Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.
ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.
ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and
(ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira
Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.
These individual and consolidated financial statements were approved by the Board of Directors on February 01, 2021.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 65

Note 2 – Presentation of the Consolidated Financial Statements
a) Presentation
The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration.
As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Notes 3c and 5a) are shown in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates.
The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added.
Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies.
b) Consolidation
The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls.
In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.
The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ
UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.
The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 66

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2020	12/31/2019	12/31/2020	12/31/2019
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Corpbanca Colombia S.A.	Colombian Peso	Colombia	Financial institution	34.16%	33.22%	34.16%	33.22%
Banco Itaú (Suisse) SA	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca[2]	Chilean Peso	Chile	Financial institution	39.22%	38.14%	39.22%	38.14%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020

67

c) Critical accounting estimates and judgments
The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to the following topics:
Topic Notes
Consolidation 2c (I) and 2b Fair value of financial instruments 2c (II) and 17 Provision for loan losses 2c (III) and 6 Goodwill impairment 2c (IV) and 14 Deferred income tax and social contribution 2c (V) and 11 Defined benefit pension plans 2c (VI) and 19 Contingent assets and liabilities, legal obligations and tax and social security obligations 2c (VII) and 9 Technical provisions for insurance, pension plan and premium bonds 2c (VIII) and 8
I. Consolidation—subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.
The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.
II. Fair value of financial instruments—the fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.
The methodologies used to estimate the fair value of certain financial instruments are described in Note 17.
III. Provision for loan losses - The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No.
2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:
• 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting;
• Highest risk classification according to the operation, client, default, renegotiation, among others.
The criteria for the provision for loan losses are detailed in Note 21.
IV. Goodwill impairment—The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows:
• Cash flows projected for periods of available forecasts and long-term assumptions for these flows;
• Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 68

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment.
V. Deferred income tax and social contribution—deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 11.
VI. Defined benefit pension plans—the current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.
The main assumptions for Pension plan obligations are partly based on current market conditions.
Additional information is disclosed in Note 19.
VII. Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations—ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.
Contingencies classified as probable losses are recognized in the Consolidated Balance Sheet under Provisions.
Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 9.
VIII. Technical provisions for insurance, pension plan and premium bonds—technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).
The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.
The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 8.
d) Business development
Recovery do Brasil Consultoria S.A.
On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital.
On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 69

The effective acquisition and financial settlement occurred on May 28, 2020.
Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A.
On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of
ZUP’s capital.
Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.
Acquisition of non-controlling interest in Pravaler S.A.
On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to
75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING.
PRAVALER is classified as an associate measured under the equity method.
Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required.
Reduction of non-controlling interest in XP Inc.
On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders subscribed their respective shares of the holding company XP Inc. (XP INC), keeping the percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc.
On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.).
On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 4,001. Concurrently with the sales, XP INC a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING, which is now 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 546.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 70

Acquisition of non-controlling interest in Ticket Serviços S.A.
On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil.
The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments.
In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company’s equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management.
Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required.
Itaú CorpBanca
The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING.
On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block.
On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%.
The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 71

Note 3 – Significant accounting policies
a) Cash and cash equivalents - Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money Market (Collateral Held) with original maturities not exceeding 90 days.
b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value.
Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.
c) Securities—Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:
· Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period;
· Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity;
· Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.
Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity.
Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.
d) Derivative financial instruments—These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.
Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:
· Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income;
· Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income;
· Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 72

e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.
f) Provision for loan losses—The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution Nº. 2,682 of December 21, 1999, which include the following:
· Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default;
· Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.
g) Other assets – They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 3m) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years.
h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method.
· Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control.
· Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.
i) Fixed assets—Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.
The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.
ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.
j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.
To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 73

The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount.
The breakdown of intangible assets is described in Note 14.
k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software, amortized over five years, and customer portfolios, amortized within ten years.
Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses.
l) Capital Transactions with Non-Controlling Stockholders—Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in
Consolidated Stockholders’ Equity.
m) Insurance, pension plan and premium bonds operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).
The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.
The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period.
Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs.
Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.
Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt.
Private pension plans
Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.
Insurance premiums
Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 74

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.
Reinsurance
In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.
Acquisition Costs
Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.
Insurance Contract Liabilities
Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium shortfalls is recognized if the estimated amount of shortfalls exceeds deferred acquisition costs.
Liability Adequacy Test
ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.
Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.
The assumptions used to conduct the liability adequacy test are detailed in Note 8.
n) Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations – these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9.
These contingencies are evaluated based on Management’s best estimates, and are classified as:
· Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure.
Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.
The amount of deposits in guarantee is adjusted in compliance with current legislation.
Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.
Legal Obligations and Tax and Social Security Obligations
Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 75

o) Allowance for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.
p) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred.
The current component is approximately the total of taxes to be paid or recovered during the reporting period.
Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting.
The income tax and social contribution expense is recognized in the Consolidated statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.
Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under Other administrative expenses.
Tax rates, as well as their calculation bases, are detailed in Note 11.
q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits
Pension plans—defined benefit plans
The liability (or asset, as the case may be) is recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.
Pension plans—defined contribution
For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses, when due.
Other post-employment benefit obligations
Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur.
s) Foreign currency translation
I—Functional and presentation currency
The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates.
II—Foreign Currency Operations
Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 76

Note 4 - Interbank investments

	12/31/2020						12/31/2019	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**193,972**	**43,629**	**170**	**88**	**237,859**	**80.7**	**196,720**	**84.6**
Collateral held [(1)]	43,530	12,245	-	88	55,863	19.0	35,341	15.2
Collateral repledge	143,443	12,212	170	-	155,825	52.8	142,134	61.1
Assets received as collateral with right to sell or repledge	12,392	11,765	-	-	24,157	8.2	6,645	2.9
Assets received as collateral without right to sell or repledge	131,051	447	170	-	131,668	44.6	135,489	58.2
Short position	6,999	19,172	-	-	26,171	8.9	19,245	8.3
Money market and Interbank deposits – Assets Guaranteeing Technical Provisions - SUSEP (Note 8b)	**1,074**	**-**	**-**	**-**	**1,074**	**0.4**	**1,066**	**0.5**
Interbank deposits	**34,871**	**5,409**	**8,183**	**7,090**	**55,553**	**18.9**	**34,576**	**14.9**
Total [(2)]	**229,917**	**49,038**	**8,353**	**7,178**	**294,486**	**100.0**	**232,362**	**100.0**
% per maturity date	78.1	16.7	2.8	2.4	100.0			
Total – 12/31/2019	**45,312**	**180,093**	**3,289**	**3,668**	**232,362**			
% per maturity date	19.5	77.5	1.4	1.6	100.0			

(1) *Includes R$ 11,119 (R$ 8,544 at 12/31/2019) related to Money market - Securities purchased under agreements to resell with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil.*

(2) *Includes a securities valuation allowance in the amount of R$ (6) (R$ (6) at 12/31/2019).*

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money Market – Collateral held, amounting to R$ 2,729 with maturity up to 30 days (R$ 6,724 at 12/31/2019), Interbank Deposits, distributed in R$ 8,408 with maturity up to 30 days (with no amount at 12/31/2019), with no amount at the current period with maturity up from 31 to 180 days (R$ 5,470 at 12/31/2019), R$ 5,448 with maturity from 181 to 365 days (with no amount at 12/31/2019) and R$ 49,669 with maturity over 365 days (R$ 38,887 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 77

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	12/31/2020											12/31/2019
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**264,826**	**1,517**	**3,190**	**269,533**	**37.7**	**12,130**	**8,710**	**48,009**	**33,606**	**44,522**	**122,556**	**172,451**
Financial treasury bills	30,131	(2)	-	30,129	4.2	-	8,636	-	2,246	16,131	3,116	32,395
National treasury bills	99,243	392	373	100,008	13.9	-	-	31,739	31,184	15,170	21,915	41,715
National treasury notes	83,807	1,094	1,929	86,830	12.2	3,531	74	16,270	176	13,221	53,558	65,325
National treasury / securitization	132	-	52	184	0.0	-	-	-	-	-	184	192
Brazilian external debt bonds	51,513	33	836	52,382	7.4	8,599	-	-	-	-	43,783	32,824
Government securities - abroad	**61,659**	**10**	**82**	**61,751**	**8.6**	**14,837**	**7,385**	**9,680**	**4,372**	**10,107**	**15,370**	**39,110**
Germany	-	-	-	-	0.0	-	-	-	-	-	-	23
Argentina	1,479	18	-	1,497	0.2	1,157	59	14	20	231	16	317
Chile	23,184	1	46	23,231	3.3	8,664	282	1,100	907	152	12,126	12,320
Colombia	8,012	4	73	8,089	1.1	32	231	922	424	4,235	2,245	4,621
Korea	3,951	-	(15)	3,936	0.6	560	383	-	392	1,966	635	3,427
Spain	4,847	-	23	4,870	0.7	709	328	610	1,634	1,589	-	4,984
United States	5,847	(11)	(1)	5,835	0.8	522	1,245	1,983	208	1,877	-	2,978
Italy	133	(3)	-	130	0.0	-	130	-	-	-	-	329
Mexico	10,227	-	5	10,232	1.4	2,591	3,530	3,850	256	-	5	7,609
Paraguay	3,011	-	(61)	2,950	0.4	593	863	810	385	2	297	1,783
Peru	4	-	-	4	0.0	-	-	-	-	-	4	9
Uruguay	964	1	12	977	0.1	9	334	391	146	55	42	710
Corporate securities	**99,488**	**(488)**	**(158)**	**98,842**	**14.1**	**13,486**	**3,421**	**4,343**	**4,837**	**10,108**	**62,647**	**87,519**
Shares	8,493	(541)	(243)	7,709	1.1	7,709	-	-	-	-	-	5,975
Rural product note	5,857	-	(23)	5,834	0.8	103	241	831	671	915	3,073	5,420
Bank deposit certificates	527	-	2	529	0.1	142	67	169	117	34	-	2,880
Real estate receivables certificates	5,365	(1)	(17)	5,347	0.8	-	-	1	229	41	5,076	7,291
Fund quotas	**4,965**	**25**	**-**	**4,990**	**0.8**	**4,990**	**-**	**-**	**-**	**-**	**-**	**4,231**
Credit rights	2,524	-	-	2,524	0.4	2,524	-	-	-	-	-	2,863
Fixed income	1,846	-	-	1,846	0.3	1,846	-	-	-	-	-	1,054
Variable income	595	25		620	0.1	620	-	-	-	-	-	314
Debentures	56,893	15	-	56,908	8.0	15	2,270	476	2,007	4,254	47,886	47,316
Eurobonds and other	7,442	13	152	7,607	1.1	463	253	415	648	2,188	3,640	5,742
Financial bills	1,439	-	(1)	1,438	0.2	-	3	190	361	461	423	2,440
Promissory notes	7,238	-	(16)	7,222	1.0	11	587	2,157	791	2,132	1,544	4,994
Other	1,269	1	(12)	1,258	0.2	53	-	104	13	83	1,005	1,230
PGBL / VGBL fund quotas [(1)]	**205,820**	**-**	**-**	**205,820**	**28.9**	**205,820**	**-**	**-**	**-**	**-**	**-**	**204,530**
Subtotal - securities	**631,793**	**1,039**	**3,114**	**635,946**	**89.3**	**246,273**	**19,516**	**62,032**	**42,815**	**64,737**	**200,573**	**503,610**
Trading securities	380,559	1,039	-	381,598	53.6	220,174	9,455	42,843	23,161	35,432	50,533	303,994
Available for sale securities	202,377	-	3,114	205,491	28.8	19,531	10,061	16,642	19,111	29,268	110,878	163,510
Held to maturity securities [(2)]	48,857	-	-	48,857	6.9	6,568	-	2,547	543	37	39,162	36,106
Derivative financial instruments	**43,376**	**32,748**	**-**	**76,124**	**10.7**	**17,307**	**5,504**	**2,828**	**9,071**	**6,475**	**34,939**	**41,676**
Total securities and derivative financial instruments (assets)	**675,169**	**33,787**	**3,114**	**712,070**	**100.0**	**263,580**	**25,020**	**64,860**	**51,886**	**71,212**	**235,512**	**545,286**
Derivative financial instruments (liabilities)	**(47,485)**	**(32,114)**	**-**	**(79,599)**	**-**	**(16,630)**	**(4,267)**	**(2,712)**	**(12,668)**	**(6,895)**	**(36,427)**	**(47,815)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

(2) Unrecorded adjustment to fair value in the amount of R$ 3,604 (R$ 3,109 at 12/31/2019), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (1,453) (R$ (575) from 01/01 to 12/31/2019) of Financial Assets Available for Sale. The income related to securities and derivative financial instruments totaled R$ (741) (R$ 513 from 01/01 to 12/31/2019).

In the period, the result of Derivative Financial Instruments as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 78

b) Summary by portfolio

	12/31/2020							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - Brazil	**180,706**	**24,471**	**38,136**	**5,566**	**6,016**	**-**	**14,638**	**269,533**
Financial treasury bills	26,064	756	-	732	1,029	-	1,548	30,129
National treasury bills	88,581	4,759	28	4,801	-	-	1,839	100,008
National treasury notes	49,569	18,956	2,034	33	4,987	-	11,251	86,830
National treasury / Securitization	184	-	-	-	-	-	-	184
Brazilian external debt bonds	16,308	-	36,074	-	-	-	-	52,382
Government securities - abroad	**51,538**	**1,387**	**1,775**	**7,051**	**-**	**-**	**-**	**61,751**
Argentina	1,288	-	-	209	-	-	-	1,497
Chile	22,780	402	-	49	-	-	-	23,231
Colombia	6,233	-	1,713	143	-	-	-	8,089
Korea	2,768	-	-	1,168	-	-	-	3,936
Spain	2,315	-	-	2,555	-	-	-	4,870
United States	5,320	-	-	515	-	-	-	5,835
Italy	130	-	-	-	-	-	-	130
Mexico	7,836	-	-	2,396	-	-	-	10,232
Paraguay	1,952	985	-	13	-	-	-	2,950
Peru	4	-	-	-	-	-	-	4
Uruguay	912	-	62	3	-	-	-	977
Corporate securities	**70,380**	**23,412**	**467**	**1,670**	**-**	**-**	**2,913**	**98,842**
Shares	7,469	-	-	14	-	-	226	7,709
Rural product note	5,834	-	-	-	-	-	-	5,834
Bank deposit certificates	356	-	-	-	-	-	173	529
Real estate receivables certificates	5,324	-	-	-	-	-	23	5,347
Fund quotas	**4,647**	**-**	**-**	**131**	**-**	**-**	**212**	**4,990**
Credit rights	2,470	-	-	-	-	-	54	2,524
Fixed income	1,557	-	-	131	-	-	158	1,846
Variable income	620	-	-	-	-	-	-	620
Debentures	30,652	23,412	-	1,495	-	-	1,349	56,908
Eurobonds and other	7,110	-	467	30	-	-	-	7,607
Financial bills	650	-	-	-	-	-	788	1,438
Promissory notes	7,222	-	-	-	-	-	-	7,222
Other	1,116	-	-	-	-	-	142	1,258
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**205,820**	**205,820**
Subtotal - securities	**302,624**	**49,270**	**40,378**	**14,287**	**6,016**	**-**	**223,371**	**635,946**
Trading securities	146,481	7,648	4,729	6,027	5,015	-	211,698	381,598
Available for sale securities	134,231	41,622	14,082	8,260	1,001	-	6,295	205,491
Held to maturity securities	21,912	-	21,567	-	-	-	5,378	48,857
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**76,124**	**-**	**76,124**
Total securities and derivative financial instruments (assets)	**302,624**	**49,270**	**40,378**	**14,287**	**6,016**	**76,124**	**223,371**	**712,070**
Total securities and derivative financial instruments (assets) – 12/31/2019	**178,587**	**69,708**	**20,217**	**10,664**	**4,163**	**41,676**	**220,271**	**545,286**

(*) Represent securities deposited with Contingent Liabilities (Note 9e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 79

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

	12/31/2020										12/31/2019
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**152,129**	**1,517**	**153,646**	**40.3**	**4,676**	**8,709**	**42,017**	**22,370**	**30,006**	**45,868**	**83,372**
Financial treasury bills	30,113	(2)	30,111	7.9	-	8,635	-	2,246	16,114	3,116	32,147
National treasury bills	75,056	392	75,448	19.8	-	-	29,902	19,948	8,867	16,731	18,867
National treasury notes	43,941	1,094	45,035	11.8	3,059	74	12,115	176	5,025	24,586	30,060
Brazilian external debt bonds	3,019	33	3,052	0.8	1,617	-	-	-	-	1,435	2,298
Government securities - abroad	**8,222**	**10**	**8,232**	**2.0**	**1,282**	**501**	**350**	**263**	**4,088**	**1,748**	**1,575**
Argentina	1,464	18	1,482	0.4	1,157	46	14	18	231	16	316
Chile	842	1	843	0.2	116	158	76	1	24	468	488
Colombia	3,599	4	3,603	0.9	-	152	252	-	1,955	1,244	409
United States	2,096	(11)	2,085	0.5	-	-	-	208	1,877	-	141
Italy	133	(3)	130	0.0	-	130	-	-	-	-	-
Mexico	5	-	5	0.0	-	-	-	-	-	5	58
Paraguay	3	-	3	0.0	-	-	-	-	-	3	2
Peru	4	-	4	0.0	-	-	-	-	-	4	9
Uruguay	76	1	77	0.0	9	15	8	36	1	8	152
Corporate securities	**14,388**	**(488)**	**13,900**	**3.8**	**8,396**	**245**	**476**	**528**	**1,338**	**2,917**	**14,517**
Shares	3,944	(541)	3,403	0.9	3,403	-	-	-	-	-	3,299
Bank deposit certificates	219	-	219	0.1	15	-	169	5	30	-	454
Real estate receivables certificates	69	(1)	68	0.0	-	-	1	1	3	63	396
Fund quotas	**4,495**	**25**	**4,520**	**1.3**	**4,520**	**-**	**-**	**-**	**-**	**-**	**4,000**
Credit rights	2,524	-	2,524	0.7	2,524	-	-	-	-	-	2,864
Fixed income	1,376	-	1,376	0.4	1,376	-	-	-	-	-	822
Variable income	595	25	620	0.2	620	-	-	-	-	-	314
Debentures	2,464	15	2,479	0.6	5	72	52	178	299	1,873	2,071
Eurobonds and other	2,189	13	2,202	0.6	453	170	1	236	698	644	2,082
Financial bills	802	-	802	0.2	-	3	149	95	261	294	2,101
Other	206	1	207	0.1	-	-	104	13	47	43	114
PGBL / VGBL fund quotas	**205,820**	**-**	**205,820**	**53.9**	**205,820**	**-**	**-**	**-**	**-**	**-**	**204,530**
Total	**380,559**	**1,039**	**381,598**	**100.0**	**220,174**	**9,455**	**42,843**	**23,161**	**35,432**	**50,533**	**303,994**
% per maturity date					57.7	2.5	11.2	6.1	9.3	13.2	
Total – 12/31/2019	**303,430**	**563**	**303,994**	**100.0**	**219,504**	**1,680**	**2,065**	**8,574**	**16,729**	**55,442**	
% per maturity date					72.2	0.6	0.7	2.8	5.5	18.2	

At 12/31/2020, ITAÚ UNIBANCO HOLDING's portfolio comprises National Treasury Notes in the amount of R$ 201 with maturity over 365 days (R$ 8,782 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 80

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	12/31/2020										12/31/2019
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**68,684**	**3,190**	**71,874**	**35.1**	**971**	**1**	**3,598**	**11,236**	**14,516**	**41,552**	**59,150**
Financial treasury bills	18	-	18	0.0	-	1	-	-	17	-	249
National treasury bills	24,187	373	24,560	12.0	-	-	1,837	11,236	6,303	5,184	18,643
National treasury notes	31,643	1,929	33,572	16.4	472	-	1,761	-	8,196	23,143	28,095
National treasury / Securitization	132	52	184	0.1	-	-	-	-	-	184	192
Brazilian external debt bonds	12,704	836	13,540	6.6	499	-	-	-	-	13,041	11,971
Government securities - abroad	**52,917**	**82**	**52,999**	**25.8**	**13,523**	**6,884**	**9,177**	**3,794**	**6,019**	**13,602**	**37,184**
Germany	-	-	-	0.0	-	-	-	-	-	-	23
Argentina	15	-	15	0.0	-	13	-	2	-	-	-
Chile	22,342	46	22,388	10.9	8,548	124	1,024	906	128	11,658	11,832
Colombia	3,913	73	3,986	2.0	-	79	517	109	2,280	1,001	3,877
Korea	3,951	(15)	3,936	1.9	560	383	-	392	1,966	635	3,427
Spain	4,847	23	4,870	2.4	709	328	610	1,634	1,589	-	4,984
United States	3,751	(1)	3,750	1.8	522	1,245	1,983	-	-	-	2,837
Italy	-	-	-	0.0	-	-	-	-	-	-	329
Mexico	10,222	5	10,227	5.0	2,591	3,530	3,850	256	-	-	7,552
Paraguay	3,008	(61)	2,947	1.4	593	863	810	385	2	294	1,781
Uruguay	868	12	880	0.4	-	319	383	110	54	14	542
Corporate securities	**80,776**	**(158)**	**80,618**	**39.1**	**5,037**	**3,176**	**3,867**	**4,081**	**8,733**	**55,724**	**67,176**
Shares	4,549	(243)	4,306	2.1	4,306	-	-	-	-	-	2,676
Rural product note	5,857	(23)	5,834	2.8	103	241	831	671	915	3,073	5,420
Bank deposit certificates	308	2	310	0.2	127	67	-	112	4	-	2,426
Real estate receivables certificates	1,027	(17)	1,010	0.5	-	-	-	-	1	1,009	1,243
Fund quotas of fixed income	470	-	470	0.2	470	-	-	-	-	-	231
Debentures	54,429	-	54,429	26.4	10	2,198	424	1,829	3,955	46,013	45,239
Eurobonds and other	5,251	152	5,403	2.6	10	83	414	412	1,490	2,994	3,660
Financial bills	637	(1)	636	0.3	-	-	41	266	200	129	339
Promissory notes	7,238	(16)	7,222	3.5	11	587	2,157	791	2,132	1,544	4,994
Other	1,010	(12)	998	0.5	-	-	-	-	36	962	948
Total (*)	**202,377**	**3,114**	**205,491**	**100.0**	**19,531**	**10,061**	**16,642**	**19,111**	**29,268**	**110,878**	**163,510**
% per maturity date					9.5	4.9	8.1	9.3	14.2	54.0	
Total – 12/31/2019	**159,881**	**3,629**	**163,510**	**100.0**	**6,485**	**4,174**	**13,095**	**13,594**	**27,511**	**98,651**	
% per maturity date					4.0	2.6	8.0	8.3	16.8	60.3	

(*) In order to reflect the current risk management strategy, in the period ended at 12/31/2020, ITAU UNIBANCO HOLDING CONSOLIDATED changed the classification of R$ 326 of Trading securities for Available for sale securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 81

e) Held to maturity securities

See below the composition of the portfolio of held to maturity securities by type, stated at cost and by maturity term. An added/(reduced) value of R$ 119 (R$ (229) at 12/31/2019) is included in the carrying value, not considered in results.

	12/31/2020									12/31/2019	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**44,013**	**90.2**	**6,483**	**-**	**2,394**	**-**	**-**	**35,136**	**47,712**	**29,929**	**32,937**
National treasury bills	-	-	-	-	-	-	-	-	-	4,206	4,289
National treasury notes	8,223	16.8	-	-	2,394	-	-	5,829	9,664	7,170	8,854
Brazilian external debt bonds	35,790	73.4	6,483	-	-	-	-	29,307	38,048	18,553	19,794
Government securities - abroad	**520**	**1.0**	**32**	**-**	**153**	**315**	**-**	**20**	**527**	**351**	**352**
Colombia	500	1.0	32	-	153	315	-	-	493	335	327
Uruguay	20	-	-	-	-	-	-	20	34	16	25
Corporate securities	**4,324**	**8.8**	**53**	**-**	**-**	**228**	**37**	**4,006**	**4,222**	**5,826**	**5,926**
Real estate receivables certificates	4,269	8.7	-	-	-	228	37	4,004	4,167	5,652	5,752
Debentures	-	-	-	-	-	-	-	-	-	6	6
Eurobonds and other	2	-	-	-	-	-	-	2	2	-	-
Other	53	0.1	53	-	-	-	-	-	53	168	168
Total (*)	**48,857**	**100.0**	**6,568**	**-**	**2,547**	**543**	**37**	**39,162**	**52,461**	**36,106**	**39,215**
% per maturity date			13.4	-	5.2	1.2	0.1	80.1			
Total – 12/31/2019	**36,106**	**100.0**	**82**	**41**	**221**	**4,430**	**6,530**	**24,802**			
% per maturity date			0.2	0.1	0.6	12.4	18.1	68.6			

(*) In order to reflect the current risk management strategy, in the period ended at 12/31/2020, ITAU UNIBANCO HOLDING CONSOLIDATED changed the classification of Government Securities – Brazil, being R$ 2,178 from Trading Securities and R$ 9,715 from Available for Sale Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 82

f) Derivative financial instruments
ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.
Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.
Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.
Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.
Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.
Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.
ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk.
CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.
TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.
The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 14,964 (R$ 12,315 at 12/31/2019) and was basically comprised of government securities.
Further information on internal controls and parameters used to manage risks may be found in Note 21—Risk, Capital Management and Fixed Asset Limits.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 83

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	12/31/2020										12/31/2019
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	16,840	29,179	46,019	60.4	4,064	515	629	1,808	5,117	33,886	26,458
Option agreements	17,179	2,982	20,161	26.5	9,863	2,298	514	5,908	989	589	8,418
Forwards (onshore)	1,961	(2)	1,959	2.6	1,233	345	284	92	5	-	2,012
Credit derivatives	(270)	426	156	0.2	-	-	8	7	29	112	167
NDF - Non Deliverable Forward	7,467	129	7,596	10.0	2,088	2,345	1,387	1,255	323	198	4,446
Other Derivative Financial Instruments	199	34	233	0.3	59	1	6	1	12	154	175
Total	**43,376**	**32,748**	**76,124**	**100.0**	**17,307**	**5,504**	**2,828**	**9,071**	**6,475**	**34,939**	**41,676**
% per maturity date					22.7	7.2	3.7	11.9	8.5	46.0	
Total – 12/31/2019	**19,710**	**21,966**	**41,676**	**100.0**	**6,942**	**5,589**	**2,184**	**3,049**	**5,361**	**18,551**	
% per maturity date					16.7	13.4	5.2	7.3	12.9	44.5	

	12/31/2020										12/31/2019
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(22,894)	(28,895)	(51,789)	65.0	(7,344)	(651)	(1,135)	(1,826)	(5,573)	(35,260)	(32,927)
Option agreements	(17,260)	(3,087)	(20,347)	25.6	(6,194)	(1,946)	(543)	(9,865)	(998)	(801)	(9,033)
Forwards (onshore)	(892)	(13)	(905)	1.1	(892)	-	(11)	(2)	-	-	(754)
Credit derivatives	(162)	86	(76)	0.1	-	-	-	(2)	(9)	(65)	(40)
NDF - Non Deliverable Forward	(6,253)	(173)	(6,426)	8.1	(2,200)	(1,669)	(1,013)	(972)	(301)	(271)	(4,971)
Other Derivative Financial Instruments	(24)	(32)	(56)	0.1	-	(1)	(10)	(1)	(14)	(30)	(90)
Total	**(47,485)**	**(32,114)**	**(79,599)**	**100.0**	**(16,630)**	**(4,267)**	**(2,712)**	**(12,668)**	**(6,895)**	**(36,427)**	**(47,815)**
% per maturity date					20.9	5.4	3.4	15.9	8.7	45.7	
Total – 12/31/2019	**(24,844)**	**(22,971)**	**(47,815)**	**100.0**	**(6,630)**	**(7,161)**	**(1,940)**	**(3,094)**	**(9,456)**	**(19,534)**	
% per maturity date					13.9	15.0	4.0	6.5	19.8	40.8	

The result of derivative financial instruments in the period totaled R$ (8,925) (R$ (400) from 01/01 to 12/31/2019).

In ITAÚ UNIBANCO HOLDING, market values related to Swaps contract positions, involving Interest, in asset position totaled R$ 69 (with no amount at 12/31/2019) with maturity from 31 to 180 days. The market values related to the Options contract positions, involving Shares, totaled R$ 27 in asset position distributed, R$ 4 with maturitiy from 181 to 365 days (with no amount at 12/31/2019) and R$ 23 with maturitiy over 365 days (R$ 6 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 84

II—Derivatives by index and Risk Fator
Balance sheet account Adjustment to fair value Off-balance sheet / receivable / (received) (in income / stockholders’ Fair value Notional amount (payable) / paid equity)
12/31/2020 12/31/2019 12/31/2020 12/31/2020 12/31/2020 12/31/2019 Future contracts                781,453                 664,884                —                —                 —                -Purchase commitments                338,165                 325,468                —                —                 —                -
Shares                8,300                 1,084                —                 —                —                —Commodities                 1,170                76                 —                —                —                 —Interest                304,454                  301,898                —                —                 —                —Foreign currency                24,241                22,410                 —                —                 —                -
Commitments to sell                443,288                 339,416                —                —                 —                -
Shares                7,535                 1,163                —                 —                —                —Commodities                 2,201                1,049                 —                —                —                 —Interest                397,157                  308,824                —                —                 —                —Foreign currency                36,395                28,380                 —                —                 —                -
Swap contracts                (6,054)                284                 (5,770)                (6,469) Asset position                1,442,449                1,094,378                 16,840                 29,179                46,019                26,458
Commodities                 278                574                1                 —                1                 9 Interest                1,423,134                1,075,534                 14,030                 27,953                41,983                24,409 Foreign currency                19,037                18,270                 2,809                1,226                 4,035                2,040
Liability position                1,442,449                1,094,378                 (22,894)                (28,895)                 (51,789)                (32,927)
Shares                 108                49                 (12)                2                (10)                  (9) Commodities                 341                855                (9)                 —                (9)                 (12) Interest                1,425,904                1,068,660                 (19,112)                (28,584)                 (47,696)                (31,238) Foreign currency                16,096                24,814                 (3,761)                (313)                 (4,074)                (1,668)
Option contracts                1,743,520                1,724,465                  (81)                (105)                (186)                 (615) Purchase commitments—long position                133,404                 245,802                14,246                1,863                 16,109                6,147
Shares                12,380                 11,491                345                994                 1,339                784 Commodities                 356                268                 14                13                27                 17 Interest                53,061                 188,110                322                (265)                 57                83 Foreign currency                67,607                45,933                 13,565                1,121                 14,686                5,263
Commitments to sell—long position                743,573                 626,187                2,933                1,119                 4,052                2,271
Shares                14,659                 12,294                728                62                 790                356 Commodities                75                228                 2                (1)                 1                 3 Interest                659,826                 568,442                1,087                1,373                 2,460                1,400 Foreign currency                69,013                45,223                 1,116                (315)                 801                512
Purchase commitments—short position                131,551                 176,985                (13,745)                 (2,071)                (15,816)                (6,662)
Shares                13,080                 10,594                (348)                 (1,119)                (1,467)                (634) Commodities                 899                235                 (28)                (18)                (46)                 (18) Interest                57,770                 129,647                (343)                44                 (299)                (52) Foreign currency                59,802                36,509                 (13,026)                (978)                 (14,004)                (5,958)
Commitments to sell—short position                734,992                 675,491                (3,515)                 (1,016)                (4,531)                (2,371)
Shares                13,200                 11,152                (524)                (156)                 (680)                (306) Commodities                 246                485                 (10)                6                (4)                 (11) Interest                653,376                 621,405                (978)                 (1,317)                (2,295)                (1,316) Foreign currency                68,170                42,449                 (2,003)                451                 (1,552)                (738)
Forward operations (onshore)                23,989                5,134                 1,069                (15)                 1,054                1,258 Purchases receivable                18,666                668                 888                (3)                 885                640
Shares                 304                488                304                 (3)                301                481 Interest                 584                160                584                 —                584                 159 Foreign currency                17,778                20                 —                —                 —                -
Purchases payable obligations                 —                660                (584)                 —                (584)                 (160)
Interest                 —                —                (584)                 —                (584)                 (160) Foreign currency                 —                660                —                 —                —                 -
Sales receivable                1,132                1,653                 1,073                1                 1,074                1,372
Shares                 770                786                765                 1                766                779 Interest                 —                —                308                 —                308                 593 Foreign currency                 362                867                —                 —                —                 -
Sales deliverable obligations                4,191                2,153                 (308)                (13)                 (321)                (594)
Interest                 308                592                (308)                 —                (308)                 (593) Foreign currency                3,883                1,561                 —                (13)                 (13)                 (1)
Credit derivatives                20,060                12,739                 (432)                512                 80                127 Asset position                15,877                9,878                 (270)                426                 156                167
Shares                2,796                 2,307                 (84)                172                88                 134 Commodities                19                27                 —                1                 1                 2 Interest                13,062                7,423                 (186)                253                 67                27 Foreign currency                 —                121                —                 —                —                  4
Liability position                4,183                2,861                 (162)                86                 (76)                (40)
Shares                1,154                 719                 (45)                11                (34)                 (20) Commodities                3                2                 —                —                 —                —Interest                3,026                 2,140                (117)                 75                (42)                (20)
NDF—Non Deliverable Forward                313,463                 295,508                1,214                (44)                 1,170                (525) Asset position                156,542                 138,772                7,467                129                 7,596                4,446
Commodities                1,715                 570                278                 (16)                262                33 Foreign currency                154,827                 138,202                7,189                145                 7,334                4,413
Liability position                156,921                 156,736                (6,253)                (173)                 (6,426)                (4,971)
Commodities                 975                316                 (37)                (1)                (38)                 (11) Foreign currency                155,946                 156,420                (6,216)                (172)                 (6,388)                (4,960)
Other derivative financial instruments                6,585                6,783                 175                2                 177                85 Asset position                5,352                5,541                 199                34                 233                175
Shares                 126                84                —                 2                2                 2 Interest                5,224                5,456                 199                (25)                 174                169 Foreign currency                2                1                 —                57                 57                 4
Liability position                1,233                1,242                  (24)                (32)                (56)                 (90)
Shares                 799                784                 (15)                (22)                (37)                 (54) Interest                 434                458                (9)                 (10)                (19)                 (18) Foreign currency                 —                —                —                 —                —                 (18)
Asset                43,376                  32,748                76,124                41,676 Liability                (47,485)                (32,114)                 (79,599)                (47,815) Total                (4,109)                634                 (3,475)                (6,139)
Derivatives contracts mature as follows (in days)
Off-balance sheet / notional amount 0—30 31—180 181—365 Over 365 days 12/31/2020 12/31/2019
Future contracts                305,076                 242,842                108,338                125,197                 781,453                664,884 Swap contracts                272,932                 123,360                118,617                927,540                  1,442,449                1,094,378 Option contracts                1,012,965                 216,425                250,966                263,164                  1,743,520                1,724,465 Forwards (onshore)                19,013                3,999                 972                5                 23,989                5,134 Credit derivatives                 —                8,515                804                  10,741                20,060                12,739 NDF—Non Deliverable Forward                131,205                 124,470                38,006                 19,782                313,463                295,508 Other derivative financial instruments                30                709                 280                5,566                 6,585                6,783
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 85

III—Derivatives by notional amount
See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.
12/31/2020 Other NDF—Non Future Swap Option Forwards redit derivative Deliverable contracts contracts contracts (onshore) derivatives financial Forward instruments Stock exchange                781,453                 835,744                1,097                3,743                 67,887                -Over-t
he-counter market                 2                16,317                24 6
,585
Financial institutions                —                531,303                 84,865                892                 16,317                124,124                5,140 Companies                —                69,337                 39,692                —                  —                120,476                1,445 Individuals                —                 6,065                 1,320                —                 —                 976                -
Total                781,453                 1,442,449                1,743,520                23,989                 20,060                313,463                 6,585 Total – 12/31/2019                664,884                1,094,378                 1,724,465                5,134                 12,739                295,508                6,783
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 86

IV - Credit derivatives

See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2020			12/31/2019		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,501)	3,705	(4,796)	(6,283)	2,295	(3,988)
TRS	(7,854)	-	(7,854)	(4,161)	-	(4,161)
Total	**(16,355)**	**3,705**	**(12,650)**	**(10,444)**	**2,295**	**(8,149)**

The effect of the risk received on the reference equity (Note 21c) was R$ 86 (R$ 57 at 12/31/2019).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 87

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF - (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	12/31/2020					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	101,929	(2,423)	(2,464)	103,417	(2,433)
Hedge of assets transactions	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	29,533	-	697	697	31,417	699
Hedge of assets denominated in UF	16,674	-	(4)	(4)	16,677	(1)
Hedge of funding	-	2,007	(10)	(10)	1,996	(11)
Hedge of loan operations	327	-	12	12	316	15
Variable costs risks						
Hedge of highly probable forecast transactions	31,594	-	(3)	(3)	15,803	(3)
Foreign exchange risk						
Hedge of highly probable forecast transactions	1,314	-	(105)	52	1,314	(105)
Total	**85,115**	**103,936**	**(1,770)**	**(1,654)**	**176,683**	**(1,773)**

Strategies	12/31/2019					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	24,068	(2,830)	(3,395)	25,026	(2,836)
Hedge of assets transactions	5,564	-	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	30,896	-	520	520	32,130	523
Hedge of assets denominated in UF	12,588	-	6	6	12,582	5
Hedge of funding	-	4,617	(27)	(22)	4,590	(27)
Hedge of loan operations	269	-	12	12	257	14
Variable costs risks						
Hedge of highly probable forecast transactions	32,200	-	16	16	32,009	16
Foreign exchange risk						
Hedge of highly probable forecast transactions	294	-	(11)	179	294	(11)
Total	**81,811**	**28,685**	**(2,223)**	**(2,593)**	**112,544**	**(2,225)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 88

Hedge Instruments	12/31/2020						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	140,577	146	-	(1,668)	(1,660)	(8)	(657)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk (4)							
Futures	17,117	5	298	(108)	(108)	-	-
Total	**176,683**	**2,158**	**17,304**	**(1,773)**	**(1,770)**	**(3)**	**(657)**

Hedge Instruments	12/31/2019						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	62,812	-	14	(2,222)	(2,219)	(3)	(870)
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk (4)							
Futures	32,303	-	156	5	5	-	-
Total	**112,544**	**4,617**	**13,028**	**(2,225)**	**(2,223)**	**(2)**	**(870)**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,728) (R$ (1,285) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 89

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of available for sale securities	24,677	-	25,857	-	1,180	26,866	(1,186)
Total	**33,882**	**10,200**	**35,473**	**11,591**	**200**	**46,271**	**(219)**

Strategies	12/31/2019						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of available for sale securities	17,633	-	18,456	-	823	18,492	(816)
Total	**25,019**	**7,436**	**26,098**	**8,195**	**320**	**33,314**	**(305)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020

90

Hedge Instruments	12/31/2020				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	23,985	2,871	-	750	(19)
Other Derivatives	22,286	-	21,336	(969)	-
Total (2)	**46,271**	**2,871**	**21,336**	**(219)**	**(19)**

Hedge Instruments	12/31/2019				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	15,202	766	443	390	8
Other Derivatives	18,112	-	17,343	(695)	7
Total (2)	**33,314**	**766**	**17,786**	**(305)**	**15**

(1) Recorded under heading Derivative Financial Instruments.

(2) In the period, the amount of R$ 457 is no longer qualified as hedge, with effect on result of R$ (38) (R$ 900 at 12/31/2019, with effect on result of R$ (28) from 01/01 to 12/31/2019).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 91

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.
12/31/2020
Hedge item Hedge Instruments
Strategies Book value
Assets Liabilities
Variation in value recognized in Stockholders’ Equity (*)
Foreign currency
convertion reserve Notional amount
Variation in the amounts used to calculate hedge ineffectiveness
Foreign exchange risk
Hedge of net investment in foreign operations
Total
15,277
-
(12,595)
(12,595)
24,619
(12,645)
14,396
-
(5,032)
(5,032)
16,947
(5,082)

Hedge Instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	44,186	-	150	(16,130)	(16,072)	(58)	-
Forward	(4,262)	4,474	-	558	552	6	-
NDF - Non Deliverable Forward	(15,196)	538	-	2,674	2,670	4	-
Financial Assets	(109)	109	-	253	255	(2)	-
Total	**24,619**	**5,121**	**150**	**(12,645)**	**(12,595)**	**(50)**	**-**

Hedge Instruments	12/31/2019						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	32,966	228	-	(9,279)	(9,221)	(58)	-
Forward	(2,990)	2,977	-	367	361	6	-
NDF - Non Deliverable Forward	(11,525)	260	-	3,561	3,557	4	-
Financial Assets	(1,504)	1,523	-	269	271	(2)	-
Total	**16,947**	**4,988**	**-**	**(5,082)**	**(5,032)**	**(50)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 93

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	70,202	9,077	13,059	5,504	4,856	719	-	**103,417**
Hedge of highly probable forecast transactions	17,117	-	-	-	-	-	-	**17,117**
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	**5,743**
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	**16,677**
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	**1,996**
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	**316**
Hedge of loan operations (Market risk)	2,999	1,793	1,297	447	898	1,771	-	**9,205**
Hedge of funding (Market risk)	213	657	549	176	581	5,448	2,576	**10,200**
Hedge of available for sale securities	5,897	1,668	2,589	2,318	2,105	10,931	1,358	**26,866**
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	**31,417**
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	**24,619**
Total	**164,214**	**19,039**	**23,828**	**8,445**	**9,244**	**18,869**	**3,934**	**247,573**

	12/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	6,005	4,412	1,627	8,464	-	4,518	-	**25,026**
Hedge of highly probable forecast transactions	32,303	-	-	-	-	-	-	**32,303**
Hedge of assets transactions	-	3,671	1,985	-	-	-	-	**5,656**
Hedge of assets denominated in UF	9,628	2,954	-	-	-	-	-	**12,582**
Hedge of funding (Cash flow)	2,562	-	-	1,646	161	221	-	**4,590**
Hedge of loan operations (Cash flow)	27	156	74	-	-	-	-	**257**
Hedge of loan operations (Market risk)	381	2,490	1,248	993	623	1,111	540	**7,386**
Hedge of funding (Market risk)	299	152	375	423	129	4,220	1,838	**7,436**
Hedge of available for sale securities	4,723	2,362	933	1,097	2,400	3,651	3,326	**18,492**
Hedge of asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	-	733	-	**32,130**
Hedge of net investment in foreign operations (*)	16,947	-	-	-	-	-	-	**16,947**
Total	**79,100**	**34,936**	**7,054**	**18,244**	**3,313**	**14,454**	**5,704**	**162,805**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 94

g) **Sensitivity analysis (trading and banking portfolios)**

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2020 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-	(12.6)	(24.7)
Currency Coupon	Foreign Exchange Coupon Rates	0.5	0.6	4.0
Foreign Currency	Foreign Exchange Rates	(3.8)	(69.4)	112.6
Price Indices	Inflation Coupon Rates	(0.7)	(36.7)	(72.7)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	0.7	16.4	3.3
Other	Exposures that do not fall under the definitions above	-	(11.0)	(33.3)
Total		**(3.3)**	**(112.7)**	**(10.8)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2020 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(7.4)	(731.9)	(1,435.6)
Currency Coupon	Foreign Exchange Coupon Rates	(5.4)	(224.6)	(430.0)
Foreign Currency	Foreign Exchange Rates	(0.7)	(49.3)	123.9
Price Indices	Inflation Coupon Rates	(0.9)	(215.3)	(516.2)
TR	TR Coupon Rates	1.1	(67.9)	(161.9)
Equities	Prices of Equities	9.3	(197.7)	(425.2)
Other	Exposures that do not fall under the definitions above	(0.1)	(11.3)	(34.4)
Total		**(4.1)**	**(1,498.0)**	**(2,879.4)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 95

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	12/31/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**332,528**	**111,497**	**65,675**	**40,359**	**12,804**	**7,224**	**11,520**	**7,331**	**9,978**	**598,916**	**470,500**
Loans and discounted trade receivables	163,032	82,768	48,633	31,524	9,234	5,104	10,180	4,712	8,668	363,855	279,821
Financing	74,581	17,820	12,042	6,418	2,668	1,699	765	2,055	762	118,810	99,176
Farming financing	9,352	649	470	61	14	32	6	2	12	10,598	9,613
Real estate financing	85,563	10,260	4,530	2,356	888	389	569	562	536	105,653	81,890
Lease operations	**2,837**	**4,223**	**992**	**672**	**111**	**78**	**61**	**178**	**126**	**9,278**	**7,452**
Credit card operations	**520**	**81,520**	**3,921**	**2,946**	**637**	**476**	**516**	**466**	**4,006**	**95,008**	**98,430**
Advance on exchange contracts (1)	**4,181**	**298**	**362**	**216**	**111**	**28**	**28**	**25**	**1**	**5,250**	**4,531**
Other sundry receivables (2)	**207**	**213**	**5**	**14**	**1**	**2**	**418**	**671**	**570**	**2,101**	**2,104**
Total operations with credit granting characteristics	**340,273**	**197,751**	**70,955**	**44,207**	**13,664**	**7,808**	**12,543**	**8,671**	**14,681**	**710,553**	**583,017**
Financial guarantees provided (3)										**68,933**	**66,720**
Total with Financial guarantees provided	**340,273**	**197,751**	**70,955**	**44,207**	**13,664**	**7,808**	**12,543**	**8,671**	**14,681**	**779,486**	**649,737**
Total operations with credit granting characteristics at 12/31/2019	**260,095**	**182,650**	**56,511**	**35,108**	**13,668**	**6,676**	**5,630**	**8,436**	**14,243**	**583,017**	

(1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).

(2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 96

II – By maturity and risk level

	12/31/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)										
Falling due installments	-	-	**1,418**	**2,047**	**2,657**	**1,576**	**1,441**	**1,195**	**3,727**	**14,061**	**12,917**
01 to 30	-	-	61	85	76	61	66	43	205	597	612
31 to 60	-	-	59	87	81	67	71	48	214	627	576
61 to 90	-	-	49	75	70	56	61	41	163	515	587
91 to 180	-	-	139	225	191	156	179	118	445	1,453	1,461
181 to 365	-	-	217	361	382	268	276	201	725	2,430	2,343
Over 365 days	-	-	893	1,214	1,857	968	788	744	1,975	8,439	7,338
Overdue installments	-	-	**605**	**733**	**1,048**	**805**	**1,407**	**1,565**	**7,342**	**13,505**	**15,643**
01 to 14	-	-	7	35	32	25	29	20	74	222	224
15 to 30	-	-	486	84	78	94	71	38	156	1,007	1,499
31 to 60	-	-	112	458	276	147	172	348	297	1,810	2,001
61 to 90	-	-	-	103	448	88	417	118	263	1,437	1,851
91 to 180	-	-	-	53	214	394	625	882	1,034	3,202	4,475
181 to 365	-	-	-	-	-	57	93	159	5,229	5,538	5,426
Over 365 days	-	-	-	-	-	-	-	-	289	289	167
Subtotal (a)	-	-	**2,023**	**2,780**	**3,705**	**2,381**	**2,848**	**2,760**	**11,069**	**27,566**	**28,560**
Subtotal 12/31/2019	-	-	**2,766**	**2,961**	**2,579**	**2,439**	**3,571**	**3,163**	**11,081**	**28,560**	
	Non-overdue operations										
Falling due installments	**339,176**	**196,793**	**68,783**	**41,237**	**9,873**	**5,365**	**9,659**	**5,729**	**3,531**	**680,146**	**551,214**
01 to 30	23,576	39,771	6,954	4,566	1,598	418	261	402	507	78,053	82,347
31 to 60	24,367	19,756	4,270	2,768	503	218	147	82	240	52,351	49,820
61 to 90	20,927	12,379	3,257	2,263	385	104	315	254	190	40,074	30,944
91 to 180	38,814	26,205	7,412	4,349	901	422	4,621	652	339	83,715	69,105
181 to 365	46,702	27,282	9,860	6,172	1,362	645	371	422	469	93,285	76,336
Over 365 days	184,790	71,400	37,030	21,119	5,124	3,558	3,944	3,917	1,786	332,668	242,662
Overdue up to 14 days	**1,097**	**958**	**149**	**190**	**86**	**62**	**36**	**182**	**81**	**2,841**	**3,243**
Subtotal (b)	**340,273**	**197,751**	**68,932**	**41,427**	**9,959**	**5,427**	**9,695**	**5,911**	**3,612**	**682,987**	**554,457**
Subtotal - 12/31/2019	**260,095**	**182,650**	**53,745**	**32,147**	**11,089**	**4,237**	**2,059**	**5,273**	**3,162**	**554,457**	
Total Portfolio (a + b)	**340,273**	**197,751**	**70,955**	**44,207**	**13,664**	**7,808**	**12,543**	**8,671**	**14,681**	**710,553**	**583,017**
Existing allowance	**(2,042)**	**(1,867)**	**(1,286)**	**(5,282)**	**(6,095)**	**(3,299)**	**(8,185)**	**(8,667)**	**(14,681)**	**(52,158)**	**(39,747)**
Minimum	-	(987)	(705)	(1,303)	(1,325)	(2,339)	(6,257)	(6,065)	(14,681)	(33,662)	(28,865)
Financial Guarantees Provided (3)	-	-	-	-	-	-	-	-	-	(754)	(859)
Additional (4)	(2,042)	(880)	(581)	(3,979)	(4,770)	(960)	(1,928)	(2,602)	-	(17,742)	(10,023)
Total Portfolio at 12/31/2019	**260,095**	**182,650**	**56,511**	**35,108**	**13,668**	**6,676**	**5,630**	**8,436**	**14,243**	**583,017**	
Existing allowance at 12/31/2019	**(165)**	**(994)**	**(1,527)**	**(3,504)**	**(3,387)**	**(2,994)**	**(3,693)**	**(8,381)**	**(14,243)**	**(39,747)**	
Minimum	-	(913)	(565)	(1,053)	(1,367)	(2,003)	(2,815)	(5,906)	(14,243)	(28,865)	
Financial Guarantees Provided (3)	-	-	-	-	-	-	-	-	-	(859)	
Additional (4)	(165)	(81)	(962)	(2,451)	(2,020)	(991)	(878)	(2,475)	-	(10,023)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2) The balance of non-accrual operations amounts to R$ 19,925 (R$ 20,818 at 12/31/2019).

(3) Allowance for Financial Guarantees Provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 97

III – By business sector

	12/31/2020	%	12/31/2019	%
Public Sector	**3,787**	**0.5%**	**1,190**	**0.2%**
Petrochemical and chemical	2,360	0.3%	199	0.0%
State and local governments	1,125	0.2%	682	0.1%
Sundry	302	0.0%	309	0.1%
Private sector	**706,766**	**99.5%**	**581,827**	**99.8%**
Companies	**367,233**	**51.7%**	**281,111**	**48.2%**
Sugar and alcohol	4,569	0.6%	3,963	0.7%
Agribusiness and fertilizers	22,640	3.2%	18,067	3.1%
Food and beverage	21,043	3.0%	16,814	2.9%
Banks and other financial institutions	14,279	2.0%	10,635	1.8%
Capital assets	5,011	0.7%	5,062	0.9%
Pulp and paper	1,668	0.2%	1,693	0.3%
Publishing and printing	1,628	0.2%	1,196	0.2%
Electronic and IT	7,596	1.1%	5,311	0.9%
Packaging	3,196	0.4%	2,565	0.4%
Energy and sewage	9,007	1.3%	7,279	1.2%
Education	3,119	0.4%	2,214	0.4%
Pharmaceuticals and cosmetics	8,730	1.2%	6,319	1.1%
Real estate agents	29,457	4.1%	21,265	3.6%
Entertainment and tourism	8,409	1.2%	5,297	0.9%
Wood and furniture	4,969	0.7%	3,341	0.6%
Construction materials	4,593	0.6%	4,854	0.8%
Steel and metallurgy	10,199	1.5%	8,764	1.5%
Media	734	0.1%	717	0.1%
Mining	5,329	0.8%	4,603	0.8%
Infrastructure work	10,904	1.5%	8,468	1.4%
Oil and gas (*)	7,223	1.0%	5,990	1.0%
Petrochemical and chemical	12,764	1.8%	9,699	1.7%
Health care	5,005	0.7%	3,419	0.6%
Insurance, reinsurance and pension plans	54	0.0%	13	0.0%
Telecommucations	2,823	0.4%	2,749	0.5%
Third sector	3,656	0.5%	1,732	0.3%
Tradings	2,589	0.4%	1,842	0.3%
Transportation	25,809	3.7%	19,159	3.3%
Domestic appliances	2,894	0.4%	2,396	0.4%
Vehicles and autoparts	16,530	2.4%	12,599	2.2%
Clothing and shoes	5,277	0.7%	4,412	0.8%
Commerce - sundry	26,849	3.8%	20,373	3.5%
Industry - sundry	10,982	1.5%	9,148	1.6%
Sundry services	48,578	6.9%	38,729	6.6%
Sundry	19,120	2.7%	10,424	1.8%
Individuals	**339,533**	**47.8%**	**300,716**	**51.6%**
Credit cards	93,102	13.1%	96,663	16.6%
Mortgage loans	96,603	13.6%	73,952	12.7%
Consumer loans / checking account	126,345	17.8%	110,470	18.9%
Vehicles	23,483	3.3%	19,631	3.4%
Grand total	**710,553**	**100.0%**	**583,017**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	12/31/2020		12/31/2019	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	27,190	(188)	29,460	(236)
Sundry bank guarantees	26,448	(357)	24,275	(511)
Other financial guarantees provided	8,248	(153)	7,819	(71)
Tied to the distribution of marketable securities by Public Offering	1,445	(1)	-	-
Restricted to bids, auctions, service provision or execution of works	3,543	(27)	3,636	(26)
Restricted to international trade of goods	1,295	(26)	948	(13)
Restricted to supply of goods	764	(2)	582	(2)
Total	**68,933**	**(754)**	**66,720**	**(859)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 98

b) Credit concentration

Loan, lease and other credit operations (*)	12/31/2020		12/31/2019	
	Risk	% of total	Risk	% of total
Largest debtor	7,243	0.9	5,389	0.8
10 largest debtors	37,863	4.9	29,340	4.5
20 largest debtors	54,812	7.0	44,712	6.9
50 largest debtors	83,438	10.7	71,975	11.1
100 largest debtors	112,334	14.4	97,705	15.1

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations, securities and derivative financial instruments of companies and financial institutions (*)	12/31/2020		12/31/2019	
	Risk	% of total	Risk	% of total
Largest debtor	13,145	1.4	6,509	0.8
10 largest debtors	73,609	7.8	49,106	6.3
20 largest debtors	107,100	11.3	76,529	9.9
50 largest debtors	164,323	17.3	126,915	16.4
100 largest debtors	214,907	22.6	169,379	21.9

(*) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	12/31/2020	12/31/2019
Opening balance - 01/01	**(39,747)**	**(34,261)**
Net increase for the period	(30,140)	(23,896)
Minimum	(22,526)	(20,252)
Financial Guarantees Provided	105	277
Additional (1)	(7,719)	(3,921)
Write-Off	20,083	18,328
Other, mainly foreign exchange	(2,354)	82
Closing balance (2)	**(52,158)**	**(39,747)**
Minimum (3)	(33,662)	(28,865)
Financial Guarantees Provided (4)	(754)	(859)
Additional	(17,742)	(10,023)
Existing provision	**(52,158)**	**(39,747)**
Provision delay	(10,618)	(11,523)
Provision aggravated	(11,364)	(10,828)
Provision potential	(30,176)	(17,396)

(1) At 12/31/2020 the increase in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 22d).

(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (367) (R$ (273) at 12/31/2019).

(3) At 12/31/2019 comprises R$ (272) related to change in models, and the impact is offset by Additional Provision.

(4) Allowance for Financial Guarantees Provided, recorded in the Consolidated Balance Sheet.

At 12/31/2020, the balance of the provision regarding the loan portfolio is equivalent to 7.3% (6.8% at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 99

d) Renegotiation of credits

	12/31/2020			12/31/2019		
	Portfolio [(1)]	Provision for Loan Losses	%	Portfolio [(1)]	Provision for Loan Losses	%
Total renegotiated loans	35,919	(12,490)	34.8%	28,051	(11,018)	39.3%
(-) Renegotiated loans overdue up to 30 days[(2)]	(12,684)	2,249	17.7%	(11,266)	3,053	27.1%
Renegotiated loans overdue over 30 days[(2)]	23,235	(10,241)	44.1%	16,785	(7,965)	47.5%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$146 (R$ 98 at 12/31/2019).
(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	12/31/2020					12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (Expenses)	Income (Expenses)
Restricted operations on assets								
Loan operations	-	-	-	6,784	6,784	8,734	1,965	668
Liabilities - restricted operations on assets								
Foreign loans through securities	-	-	-	6,784	6,784	8,739	(1,963)	(668)
Net revenue from restricted operations							**2**	**-**

At 12/31/2020 and 12/31/2019 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 100

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2020				12/31/2019			
	Assets		Liabilities [(1)]		Assets		Liabilities [(1)]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	315	326	313	324	1,244	1,282	1,243	1,281
Working capital	1,297	1,299	1,310	1,312	1,211	1,213	1,207	1,208
Other [(2)]	-	-	-	-	-	-	1	1
Total	**1,612**	**1,625**	**1,623**	**1,636**	**2,455**	**2,495**	**2,451**	**2,490**

(1) Under Other liabilities Sundry.

(2) Assignment of operations that had already been written down to losses.

From 01/01 to 12/31/2020 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 309, net of the Provision for Loan Losses (R$ 403 from 01/01 to 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 101

g) Payroll funding
12/31/2020 Risk levels
AA A B C D E F G H Total
Payroll funding                528                421                 532                914                 488                14                34                 3                4                 2,938 Existing allowance (1)
-                —                 (1)                (4)                (7)                 (1)                (3)                 —            (1)                (17)
(1) Provision recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 102

Note 7 – Funding, borrowing and onlending

a) Summary

	12/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	370,604	80,456	59,955	297,995	809,010	507,060
Deposits received under securities repurchase agreements	227,395	3,001	1,962	48,183	280,541	269,838
Funds from acceptances and issuance of securities	1,978	20,477	19,872	94,311	136,638	143,569
Borrowing and onlending	8,140	30,176	21,777	23,107	83,200	76,393
Subordinated debt	6,657	-	5,468	62,791	74,916	59,462
Total	**614,774**	**134,110**	**109,034**	**526,387**	**1,384,305**	**1,056,322**
% per maturity date	44.5	9.7	7.9	37.9	**100.0**	
Total – 12/31/2019	**514,333**	**105,622**	**70,620**	**365,747**	**1,056,322**	
% per maturity date	48.7	10.0	6.7	34.6	**100.0**	

b) Deposits

	12/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**235,728**	**80,456**	**59,955**	**297,995**	**674,134**	**424,745**
Savings deposits	179,470	-	-	-	179,470	144,558
Interbank deposits	480	1,832	873	245	3,430	3,021
Time deposits	55,778	78,624	59,082	297,750	491,234	277,166
Non-interest bearing deposits	**134,876**	**-**	**-**	**-**	**134,876**	**82,315**
Demand deposits	134,805	-	-	-	134,805	82,306
Other deposits	71	-	-	-	71	9
Total	**370,604**	**80,456**	**59,955**	**297,995**	**809,010**	**507,060**
% per maturity data	45.8	9.9	7.4	36.8	**100.0**	
Total – 12/31/2019	**272,447**	**38,873**	**22,877**	**172,863**	**507,060**	
% per maturity date	53.7	7.7	4.5	34.1	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 103

c) Deposits received under securities repurchase agreements

	12/31/2020					12/31/2019
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**45,012**	**2,101**	**792**	**565**	**48,470**	**74,999**
Government securities	24,032	-	-	-	24,032	51,509
Corporate Securities	20,762	11	-	-	20,773	17,665
Own issue	218	1,225	522	20	1,985	5,258
Foreign	-	865	270	545	1,680	567
Third-party portfolio	**156,602**	**-**	**-**	**-**	**156,602**	**148,021**
Free portfolio	**25,781**	**900**	**1,170**	**47,618**	**75,469**	**46,818**
Total	**227,395**	**3,001**	**1,962**	**48,183**	**280,541**	**269,838**
% per maturity date	81.0	1.1	0.7	17.2	**100.0**	
Total – 12/31/2019	**231,310**	**4,121**	**1,700**	**32,707**	**269,838**	
% per maturity date	85.8	1.5	0.6	12.1	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 104

d) Funds from acceptances and issuance of securities

	12/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**1,675**	**18,230**	**15,196**	**38,007**	**73,108**	**98,593**
Financial bills	177	11,165	10,556	21,691	43,589	65,433
Real estate credit bills	15	1,466	1,119	1,605	4,205	7,635
Rural credit bills	1,483	5,599	3,084	4,119	14,285	21,205
Guaranteed real estate bills	-	-	437	10,592	11,029	4,320
Securities obligations abroad	**275**	**1,999**	**4,374**	**55,923**	**62,571**	**43,866**
Brazil risk note programme	1	526	259	12,262	13,048	5,352
Structure note issued	197	981	643	4,399	6,220	5,253
Bonds	-	213	3,137	28,589	31,939	24,762
Fixed rate notes	72	117	-	6,496	6,685	5,192
Eurobonds	2	-	-	51	53	116
Mortgage notes	1	1	3	218	223	212
Other	2	161	332	3,908	4,403	2,979
Funding from structured operations certificates (*)	**28**	**248**	**302**	**381**	**959**	**1,110**
Total	**1,978**	**20,477**	**19,872**	**94,311**	**136,638**	**143,569**
% per maturity date	1.5	15.0	14.5	69.0	**100.0**	
Total – 12/31/2019	**4,294**	**31,401**	**15,657**	**92,217**	**143,569**	
% per maturity date	3.0	21.9	10.9	64.2	**100.0**	

(*) At 12/31/2020, the fair value of the funding from structured operations certificates issued is R$ 1,018 (R$ 1,204 at 12/31/2019).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Note Programme in the amount of R$ 7,898, with maturity over 365 days (with no amount at 12/31/2019).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 0.58% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	12/31/2020	12/31/2019
Real estate loans	12,286	5,002
Government securities - Brazil	2	287
Total asset portfolio	**12,288**	**5,289**
Total adjusted asset portfolio	**12,287**	**5,275**
Liabilities for issue of LIGs	**11,029**	**4,320**
Remuneration of the Fiduciary Agent	**1**	**-**

II - Requirements of asset portfolio

	12/31/2020	12/31/2019
Breakdown	**100.0%**	**94.8%**
Sufficiency		
Notional amount	111.4%	122.1%
Present value under stress	111.5%	124.7%
Weighted average term		
Of the asset portfolio	138.8 monthly	118.5 monthly
Of outstandings LIGs	47.1 monthly	32.4 monthly
Liquidity		
Net assets	2	287

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 105

e) **Borrowing and onlending**

	12/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**7,849**	**28,702**	**19,871**	**15,322**	**71,744**	**64,745**
In Brazil	1,809	-	-	-	1,809	2,301
Foreign (*)	6,040	28,702	19,871	15,322	69,935	62,444
Onlending - In Brazil – official institutions	**291**	**1,474**	**1,906**	**7,785**	**11,456**	**11,648**
BNDES	137	724	940	4,978	6,779	5,091
FINAME	154	693	758	2,342	3,947	5,727
Other	-	57	208	465	730	830
Total	**8,140**	**30,176**	**21,777**	**23,107**	**83,200**	**76,393**
% per maturity date	9.8	36.3	26.2	27.7	**100.0**	
Total – 12/31/2019	**6,280**	**27,130**	**30,386**	**12,597**	**76,393**	
% per maturity date	8.2	35.5	39.8	16.5	**100.0**	

(*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 106

f) Subordinated debt, including perpetual debts

	12/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365	Total	Total
Financial bills	-	-	15	5,521	5,536	5,089
Euronotes	6,657	-	5,455	23,869	35,981	31,952
(-) Transaction costs incurred (Note 3b)	-	-	(2)	(17)	(19)	(26)
Bonds	-	-	-	7,921	7,921	5,795
Debt instruments eligible as capital	-	-	-	25,497	25,497	16,652
Grand total	**6,657**	**-**	**5,468**	**62,791**	**74,916**	**59,462**
% per maturity date	8.9	0.0	7.3	83.8	**100.0**	
Total – 12/31/2019	**2**	**4,097**	**-**	**55,363**	**59,462**	
% per maturity date	0.0	6.9	0.0	93.1	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes with amount R$ 7,126 (R$ 4,082 at 12/31/2019) with maturity from 31 to 180 days, R$ 5,002 (R$ 27,878 at 12/31/2019) with maturity from 181 to 365 days, R$ 23,934 with maturity over 365 days, totaling R$ 36,062 (R$ 31,960 at 12/31/2019), and Debt Instruments Eligible as Capital in the amount of R$ 25,497 (R$ 16,652 at 12/31/2019) with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 107

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2020	12/31/2019
Subordinated financial bills - BRL (*)						
	1	2012	2020	111% of CDI	-	2
	20	2012	2020	IPCA + 6% to 6.17%	-	49
	6	2011	2021	109.25% to 110.5% of CDI	14	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,484	4,994
	20			IGPM + 4.63%	38	30
				Total	**5,536**	**5,089**
Subordinated euronotes - USD (*)						
	1,000	2010	2020	6.2%	-	4,048
	1,000		2021	5.75%	5,361	4,153
	749	2011	2021	5.75% to 6.2%	3,891	3,033
	550	2012	2021	6.2%	2,858	2,217
	1,258		2022	5.5% to 5.65%	13,839	10,775
	1,870		2023	5.13%	9,762	7,578
	14	2017		6.12%	97	81
	10	2018		6.5%	51	41
	8	2019	2029	4.5%	50	-
	9	2020	Perpetual	4.6%	53	-
				Total	**35,962**	**31,926**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	74	78
	180,350	2008	2033	3.50% to 4.92%	1,515	1,099
	97,962	2009	2035	4.75%	1,135	814
	1,060,250	2010	2032	4.35%	111	79
	1,060,250		2035	3.90% to 3.96%	255	182
	1,060,250		2036	4.48%	885	868
	1,060,250		2038	3.9%	1,215	632
	1,060,250		2040	4.15% to 4.29%	682	487
	1,060,250		2042	4.45%	332	237
	57,168	2014	2034	3.8%	434	309
				Total	**6,638**	**4,785**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	160	132
	146,000		2028	IPC + 2%	224	182
	689,272	2014	2024	LIB	899	696
				Total	**1,283**	**1,010**
Debt instruments eligible as capital - USD						
	1,230	2017	Perpetual	6.12%	6,413	4,974
	740	2018	Perpetual	6.5%	3,916	3,038
	740	2019	2029	4.5%	3,865	3,038
	690	2020	Perpetual	4.6%	3,643	-
				Total	**17,837**	**11,050**
Debt instruments eligible as capital - BRL						
	2,125	2019	Perpetual	114% of SELIC	2,143	2,265
	925			SELIC + 1.17% to 1.19%	963	989
	50		2028	CDI + 0.72%	52	50
	2,280		2029	CDI + 0.75%	2,379	2,298
	450	2020	2029	CDI +2%	452	-
	106		2030	IPCA+ 4.64%	109	-
	1,555		2030	CDI +2%	1,562	-
				Total	**7,660**	**5,602**
Total					**74,916**	**59,462**

(*) Reference Equity on December 31, 2020 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 40,499 (R$ 36,627 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 108

Note 8—Insurance, private pension plan and premium bonds operations
In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred.
Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt.
Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.
I—Insurance and private pension plan:
· Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis;
· Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER
(claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement;
· Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations;
· Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred;
· Mathematical provisions for granted benefits (PMBC)—recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;
· Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;
· Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations;
· Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;
· Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 109

II—Premium Bonds:
· Mathematical provision for premium bonds (PMC)—recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds;
· Provision for redemption (PR)—recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;
· Provision for prize draws to be held (PSR)—recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held;
· Provision for prize draws payable (PSP)—recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received;
· Supplementary provision for prize draws (PCS)—recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held;
· Provision for administrative expenses (PDA)—recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 110

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Unearned premiums (PPNG)	2,298	2,343	12	13	-	-	2,310	2,356
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	17	204	215,216	212,274	-	-	215,233	212,478
Redemptions and other unsettled amounts (PVR)	16	13	332	318	-	-	348	331
Financial surplus (PEF)	2	2	655	610	-	-	657	612
Unsettled claims (PSL)	515	571	68	47	-	-	583	618
Claims / events incurred but not reported (IBNR)	294	277	22	22	-	-	316	299
Administrative (PDA) and related expenses (PDR)	29	28	88	89	1	4	118	121
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,453	3,434	3,453	3,434
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	11	12	11	12
Other provisions	132	134	308	271	-	-	440	405
Total technical provisions (a)	**3,303**	**3,572**	**216,701**	**213,644**	**3,465**	**3,450**	**223,469**	**220,666**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Interbank investments	**322**	**280**	**179**	**240**	**573**	**546**	**1,074**	**1,066**
Securities and derivative financial instruments	**1,964**	**2,483**	**218,351**	**214,700**	**3,056**	**3,088**	**223,371**	**220,271**
PGBL / VGBL fund quotas [1]	**-**	**-**	**205,820**	**204,530**	**-**	**-**	**205,820**	**204,530**
Government securities - Brazil	-	-	161,222	171,059	-	-	161,222	171,059
National treasury bills, Financial treasury bills and National treasury notes	-	-	152,910	157,162	-	-	152,910	157,162
Repurchase agreements	-	-	8,312	13,897	-	-	8,312	13,897
Corporate securities	-	-	33,263	29,032	-	-	33,263	29,032
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	18,814	12,923	-	-	18,814	12,923
Financial bills	-	-	14,346	16,074	-	-	14,346	16,074
Other	-	-	103	35	-	-	103	35
PGBL / VGBL fund quotas	-	-	9,215	4,036	-	-	9,215	4,036
Other securities [2]	-	-	2,120	403	-	-	2,120	403
Other government securities and private securities	**1,964**	**2,483**	**12,531**	**10,170**	**3,056**	**3,088**	**17,551**	**15,741**
Receivables from insurance and reinsurance operations [3]	**1,204**	**1,057**	**-**	**-**	**-**	**-**	**1,204**	**1,057**
Credit rights	1,036	844	-	-	-	-	1,036	844
Other credit	168	213	-	-	-	-	168	213
Total Guarantee Assets (b)	**3,490**	**3,820**	**218,530**	**214,940**	**3,629**	**3,634**	**225,649**	**222,394**
Total Excess Coverage (b-a)	**187**	**248**	**1,829**	**1,296**	**164**	**184**	**2,180**	**1,728**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilitie in Pension plan technical provision accounts (Note 8a).

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 111

c) Result from operations

	Insurance						Pension plan						Premium bonds		Total	
	01/01 to 12/31/2020			01/01 to 12/31/2019			01/01 to 12/31/2020			01/01 to 12/31/2019			01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld				
Financial income	**92**	**-**	**92**	**164**	**-**	**164**	**400**	**-**	**400**	**374**	**-**	**374**	**(78)**	**68**	**414**	**606**
Financial revenues	109	-	109	181	-	181	8,319	-	8,319	16,887	-	16,887	107	258	8,535	17,326
Financial expenses	(17)	-	(17)	(17)	-	(17)	(7,919)	-	(7,919)	(16,513)	-	(16,513)	(185)	(190)	(8,121)	(16,720)
Operating income	**2,874**	**(13)**	**2,861**	**3,025**	**1**	**3,026**	**98**	**15**	**113**	**100**	**-**	**100**	**360**	**453**	**3,334**	**3,579**
Revenues from premiums and contributions	4,188	(16)	4,172	4,640	(20)	4,620	10,634	(2)	10,632	15,006	(3)	15,003	2,438	2,598	17,242	22,221
Changes in technical provisions	47	2	49	(245)	-	(245)	(10,414)	-	(10,414)	(14,809)	-	(14,809)	33	3	(10,332)	(15,051)
Expenses with claims, benefits, redemptions and prize draws	(1,355)	1	(1,354)	(1,317)	21	(1,296)	(117)	15	(102)	(92)	3	(89)	(2,129)	(2,164)	(3,585)	(3,549)
Selling expenses	(20)	-	(20)	(18)	-	(18)	(4)	-	(4)	(4)	-	(4)	-	(3)	(24)	(25)
Other operating revenues and expenses	14	-	14	(35)	-	(35)	(1)	2	1	(1)	-	(1)	18	19	33	(17)
Total income	**2,966**	**(13)**	**2,953**	**3,189**	**1**	**3,190**	**498**	**15**	**513**	**474**	**-**	**474**	**282**	**521**	**3,748**	**4,185**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 112

Note 9—Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations
In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:
a) Contingent Assets: There are no contingent assets recorded.
b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.
Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision.
I- Civil lawsuits
In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:
Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.
Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions.
ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.
The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.
In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.
Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 113

II- Labor claims

Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	12/31/2020				12/31/2019
	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01	**3,634**	**8,579**	**976**	**13,189**	**11,820**
(-) Provisions guaranteed by indemnity clause (Note 3n)	(216)	(980)	-	(1,196)	(1,183)
Subtotal	**3,418**	**7,599**	**976**	**11,993**	**10,637**
Adjustment / Interest	191	482	-	673	1,146
Changes in the period reflected in results	889	2,110	547	3,546	4,289
Increase (*)	1,179	2,296	550	4,025	4,937
Reversal	(290)	(186)	(3)	(479)	(648)
Payment	(1,203)	(3,126)	(40)	(4,369)	(4,079)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**	**11,993**
(+) Provisions guaranteed by indemnity clause (Note 3n)	216	950	-	1,166	1,196
Closing balance	**3,511**	**8,015**	**1,483**	**13,009**	**13,189**
Closing balance at 12/31/2019	**3,634**	**8,579**	**976**	**13,189**	

(*) At 12/31/2019 includes the effects of the Voluntary Severance Program.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 114

IV- Tax and social security obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	12/31/2020			12/31/2019
	Legal Obligation (Note 11c)	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01	**4,835**	**3,431**	**8,266**	**6,793**
(-) Provisions guaranteed by indemnity clause (Note 3n)	-	(68)	(68)	(68)
Subtotal	**4,835**	**3,363**	**8,198**	**6,725**
Adjustment / Interest	63	157	220	779
Changes in the period reflected in results	50	6	56	843
Increase	94	48	142	1,135
Reversal	(44)	(42)	(86)	(292)
Payment	(1,379)	(356)	(1,735)	(151)
Subtotal	**3,569**	**3,170**	**6,739**	**8,196**
(+) Provisions guaranteed by indemnity clause (Note 3n)	-	71	71	70
Closing balance	**3,569**	**3,241**	**6,810**	**8,266**
Closing balance at 12/31/2019	**4,835**	**3,431**	**8,266**	

The main discussions related to Tax and Social Security Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,769: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 991;
- PIS and COFINS – Calculation Basis – R$ 643: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 618.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 115

c) Contingencies not provided for in the Balance Sheet
Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:
I- Civil and Labor Claims
In Civil Lawsuits with possible loss, total estimated risk is R$ 4,470 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures.
For Labor Claims with possible loss, estimated risk is R$ 389 (R$ 251 at 12/31/2019).
II—Tax and Social Security Obligations:
The tax and social security obligations of possible loss totaled R$ 31,330 (R$ 28,959 at 12/31/2019), and the main cases are described below:
· INSS – Non-compensatory Amounts – R$ 6,303: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options;
·    IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,857: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies;
· ISS – Banking Activities – R$ 3,991: the levy and/or payment place of ISS for certain banking revenues are discussed;
· IRPJ and CSLL – Goodwill – Deduction – R$ 3,398: the deductibility of goodwill for future expected profitability on the acquisition of investments;
· IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,642: cases in which the liquidity and the certainty of credits offset are discussed;
· PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 1,346: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations;
· IRPJ and CSLL – Disallowance of Losses – R$ 1,188: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision;
· IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 656: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed.
d) Accounts receivables – Reimbursement of provisions
The receivables balance arising from reimbursements of contingencies totals R$ 919 (R$ 978 at 12/31/2019) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations
The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 116

	12/31/2020				12/31/2019
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 10a)	1,476	2,126	9,091	12,693	14,520
Investment fund quotas	600	303	84	987	1,148
Surety	65	69	3,878	4,012	3,223
Insurance bond	1,837	1,203	15,362	18,402	14,867
Guarantee by government securities	14	-	235	249	96
Total	**3,992**	**3,701**	**28,650**	**36,343**	**33,854**

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 117

Note 10—Breakdown of accounts
a) Other receivables—Sundry
12/31/2020 12/31/2019
Foreign exchange portfolio (Note 10b)                97,627                96,036 Trading and intermediation of securities                28,254                26,728 Deposits in guarantee of contingencies, provisions and legal obligations (Note 9e)                12,693                14,520 Operations without credit granting characteristics, net of provisions                3,529                3,785 Income receivable                3,092                3,465 Sundry domestic                2,427                2,860 Receivables from insurance and reinsurance operations                1,322                1,347 Sundry foreign                717                646 Net amount receivables from reimbursement of provisions (Note 9d)                919                978 Assets of post-employment benefit plans (Note 19e)                585                717 Other                1,258                2,880
Total                152,423                 153,962
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 118

b) Foreign exchange portfolio
12/31/2020 12/31/2019 Assets - other receivables (Note 10a)                97,627                96,036
Exchange purchase pending settlement – foreign currency                49,592                41,854 Bills of exchange and term documents – foreign currency                18                14
Exchange sale rights – local currency                48,334                54,424 (Advances received) – local currency                 (317)                 (256)
Liabilities – other liabilities (Note 2a and Note 10d)                98,487                97,281
Exchange sales pending settlement – foreign currency                49,522                55,077 Liabilities from purchase of foreign currency – local currency                48,701                42,000 Other                264                204
Offsetting accounts                3,624                 3,201
Outstanding import credits – foreign currency                2,057                 1,641 Confirmed export credits – foreign currency                1,567                 1,560
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 119

c) Prepaid expenses
12/31/2020 12/31/2019
Publicity and advertising                542                531 Commissions related to software maintenance                716                528 Commissions                268                266 Related to payroll loans                38                51 Related to insurance and pension plan                14                14 Related to vehicle financing                7                21 Other                209                180 Credit Card Operating Expenses                370                956 Legal Protection Insurance                118                116 Municipal Tax                3                11 Other                581                537
Total                 2,598                 2,945
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 120

d) Other liabilities—Sundry
12/31/2020 12/31/2019
Foreign exchange portfolio (Note 10b)                98,487                97,281 Payment Transactions                41,808                38,566 Trading and intermediation of securities                15,046                18,060 Charging and collection of taxes and similar                 224                 232 Social and statutory                6,759                5,089 Transactions related to credit assignments (Note 6f)                1,623                2,451 Provisions for sundry payments                3,126                3,127 Sundry foreign                4,034                3,484 Sundry domestic                3,056                2,220 Personnel provision                1,901                1,646 Funds to be released                3,934                1,470 Obligations on official agreements and rendering of payment services                1,326                1,114 Liabilities from post-employment benefit plans (Note 19e)                2,083                1,746 Other                1,584                1,515
Total                184,991                 178,001
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 121

e) Commissions and Banking Fees
01/01 to 01/01 to 12/31/2020 12/31/2019
Credit and debit cards 13,812 15,491 Current account services    8,002 7,965 Asset management 7,694 7,664 Funds 7,043 6,964 Consortia 651 700 Credit operations and Financial guarantees provided    2,566 2,731 Credit operations 1,232 1,361 Financial guarantees provided    1,334 1,371 Collection services 1,897 1,938 Advisory services and Brokerage 2,891 2,509 Custody services 573 496 Other    2,139 1,774
Total 39,574 40,568
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 122

f) Personnel expenses

01/01 to 01/01 to 12/31/2020 12/31/2019
Compensation                (10,204)                 (9,544)
Employees’ profit sharing                (4,079)                (4,754) Welfare benefits                (4,125)                (4,349) Payroll charges                (3,330)                (3,276) Dismissals                (329)                (1,456) Training                (107)                (178) Share-based payment (Note 15f)                (241)                (242)
Total                (22,415)                 (23,799)
g) Other administrative expenses
01/01 to 01/01 to 12/31/2020 12/31/2019
Third party services                (5,289)                (4,705) Data processing and telecommunications                (3,987)                (4,278) Installations                (3,261)                (3,278) Depreciation and amortization                (3,960)                (3,541) Advertising, promotions and publicity                (1,095)                (1,179) Financial system services                (871)                (752) Security                (730)                (744) Transportation                (347)                (364) Materials                (321)                (330) Travel expenses                (84)                (240) Other (*)                (2,217)                (1,169)
Total                (22,162)                 (20,580)
(*) At 12/31/2020 comprises R$ (1,047) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 22d).
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 123

h) Other operating expenses
01/01 to 01/01 to 12/31/2020 12/31/2019
Selling—credit cards (4,133) (4,525) Operations without no credit granting characteristics, net of provision (656) (468) Amortization of goodwill (497) (546)
Claims losses (474) (522)
Refund of interbank costs    (314) (333)
Impairment (*) (2,559) (58) Other (1,955) (1,795)
Total (10,588) (8,247)
(*) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (19).
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 124

Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [2]	0.65%
Additional income tax	10.00%	COFINS [2]	4.00%
Social contribution on net income [1]	20.00%	ISS up to	5.00%

(1) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

(2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation:

Due on operations for the period	01/01 to 12/31/2020	01/01 to 12/31/2019
Income before income tax and social contribution	**6,983**	**31,467**
Charges (income tax and social contribution) at the rates in effect	(3,142)	(12,587)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	378	593
Foreign exchange variations on investments abroad	7,201	711
Interest on capital	2,765	3,012
Other nondeductible expenses net of non taxable income (*)	(16,872)	(1,854)
Income tax and social contribution expenses	**(9,670)**	**(10,125)**
Related to temporary differences		
Increase / (reversal) for the period	19,468	5,950
Increase / (reversal) of prior periods	-	(82)
(Expenses) / Income from deferred taxes	**19,468**	**5,868**
Total income tax and social contribution expenses	**9,798**	**(4,257)**

(*) Includes temporary (additions) and exclusions.

II - Tax expenses:

	01/01 to 12/31/2020	01/01 to 12/31/2019
PIS and COFINS	(3,846)	(5,467)
ISS	(1,385)	(1,425)
Other	(959)	(610)
Total	**(6,190)**	**(7,502)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (163) (R$ (336) from 01/01 to 12/31/2019) and are mainly composed of PIS and COFINS.

III -Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 125

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	12/31/2020	12/31/2019	12/31/2019	Realization / Reversal	Increase	12/31/2020
Reflected in income			**44,171**	**(10,196)**	**28,647**	**62,622**
Provision for loan losses	73,421	59,790	25,941	(3,885)	9,504	31,560
Related to tax losses and social contribution loss carryforwards			2,142	(341)	3,444	5,245
Provision for profit sharing	4,377	5,174	2,162	(2,162)	1,903	1,903
Provision for devaluation of securities with permanent impairment	3,436	3,019	1,359	(729)	916	1,546
Adjustments to fair value of Trading securities and Derivative financial instruments	17,091	164	73	(73)	8,521	8,521
Adjustments of operations carried out on the futures settlement market	115	191	88	(88)	56	56
Goodwill on purchase of investments	829	1,356	353	(29)	21	345
Provisions	13,462	14,232	6,208	(2,064)	1,701	5,845
Civil lawsuits	3,294	3,418	1,413	(547)	465	1,331
Labor claims	6,927	7,383	3,251	(1,338)	1,143	3,056
Tax and social security obligations	3,241	3,431	1,544	(179)	93	1,458
Legal obligations	1,858	1,755	723	(7)	58	774
Provision related to health insurance operations	891	870	348	-	8	356
Other non-deductible provisions	14,569	10,938	4,774	(818)	2,515	6,471
Reflected in stockholders' equity			**1,762**	**(515)**	**211**	**1,458**
Adjustments to fair value of available for sale securities	175	107	47	(41)	54	60
Cash flow hedge	1,685	2,641	1,315	(474)	-	841
Post-employment benefits	1,240	891	400	-	157	557
Total (1) (2)	**133,149**	**101,128**	**45,933**	**(10,711)**	**28,858**	**64,080**
Social contribution for offsetting arising from Option established in article 8° of Provisional Measure n°. 2,158-35 of August 24, 2001			**63**	**-**	**2**	**65**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) At 12/31/2019, deferred tax assets balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,670.

For ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 2,172 (R$ 304 at 12/31/2019) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,979 (R$ 112 at 12/31/2019), Administrative provisions of R$ 77 (R$ 66 at 12/31/2019), Provisions for legal, tax and social security obligations of R$ 68 (R$ 71 at 12/31/2019), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustments to fair value of available for sale securities of R$ 1 (R$ 17 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 126

II—The provision for deferred tax liabilities and its changes are represented by:
Realization /
12/31/2019 Increase 12/31/2020 Reversal Reflec
ted in income                5,478                (3,179)                 1,006                3,305
Depreciation in excess – finance lease                202                 (57)                —                145 Adjustment of deposits in guarantee and provisions                1,531                (133)                 6                1,404 Post-employment benefits                282                (111)                 9                180 Adjustments to fair value of trading securities and derivative financial instruments                1,256                (1,256)                 148                148 Adjustments of operations carried out on the future settlement market                1,460                (1,460)                 488                488
Taxation of results abroad – capital gains                1                —                 —                1 Other                746                (162)                 355                939
Reflected in stockholders’ equity                 816                (464)                188                 540
Adjustments to fair value of available for sale securities                807                (458)                 188                537 Post-employment benefits                9                (6)                 —                3
Total                6,294                 (3,643)                1,194                 3,845
At ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 249 (R$ 205 at 12/31/2019) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 6 (R$ 5 at 12/31/2019), Adjustments to fair value of trading securities and derivative financial instruments of R$ 47 (R$ 104 at 12/31/2019), Adjustments to fair value of available for sale securities of R$ 21 (R$ 6 at 12/31/2019), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 175 (R$ 91 at 12/31/2019).
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 127

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2021	11,736	20%	934	18%	12,670	20%	65	100%	(177)	5%	12,558	21%
2022	17,246	30%	491	9%	17,737	28%	-	0%	(518)	13%	17,219	29%
2023	16,118	27%	534	10%	16,652	26%	-	0%	(175)	5%	16,477	27%
2024	3,302	6%	626	12%	3,928	6%	-	0%	(128)	3%	3,800	6%
2025	2,569	4%	672	13%	3,241	5%	-	0%	(202)	5%	3,039	5%
After 2025	7,864	13%	1,988	38%	9,852	15%	-	0%	(2,645)	69%	7,207	12%
Total	**58,835**	**100%**	**5,245**	**100%**	**64,080**	**100%**	**65**	**100%**	**(3,845)**	**100%**	**60,300**	**100%**
Present Value (*)	**56,249**		**4,885**		**61,134**		**64**		**(3,472)**		**57,726**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV- At 12/31/2020, deferred tax assets not accounted for correspond to R$ 780 and result from Management's evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 128

c) Current tax liabilities
12/31/2020 12/31/2019
Taxes and contributions on income payable                3,455                4,995 Other taxes and contributions payable                2,333                2,581 Legal obligations (Note 9b IV)                3,569                4,835
Total                9,357                  12,411
At ITAÚ UNIBANCO HOLDING, the balance of current tax liabilities totals R$ 92 (R$ 201 at 12/31/2019) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 76 (R$ 185 at 12/31/2019).
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 129

Note 12—Investiments—Change of investments—ITAÚ UNIBANCO HOLDING (1)
Balance at 12/31/2019 Changes from 01/01 to 12/31/2020
Book value Equity in earnings of subisidiaries Changes in Changes in exchange Equity in exchange rates and Adjustments earnings of rates and Investiment in marketable Balance at subsidiaries Companies Functional currency Investiment Adjustments Unrealized Amortization Dividends Net Income / Adjustments Unrealized Corporate Stockholders’ Goodwill Total (3) Hedge—securities of (5) 12/31/2020 from 01/01 Hedge—to investor results of goodwill paid/accrued (Loss) for the to investor results Total (4) Events to equity Functional subsidiaries Functional criteria (2) period criteria (2) and other 12/31/2019 currency and other currency other than the other than the Real Real In Brazil                105,107                (202)                  912                (83)                —                 105,734                 -                (4,615)                14,349                  (50)                3,209                17,508                 1,568                (3,587)                 10,889                127,497                24,963
Itaú Unibanco S.A.                86,858                (194)                  830                (43)                —                 87,451                —                 (3,235)                12,110                 (44)                3,211                15,277                 1,562                (3,251)                 14,000                111,804                20,565 Banco Itaucard S.A.                11,239                (4)                 7                (40)                 —                11,202                —                  (198)                 481                (1)                (2)                  478                5                (235)                 (1,567)                9,685                 2,831 Itaú Consultoria de Valores Mobiliários e Participações S.A.                2,642                —                 —                —                 —                2,642                —                  (815)                 362                 —                —                362                  —                —                —                 2,189                327 Banco Itaú BBA S.A.                2,866                (4)                 64                —                 —                2,926                —                  (247)                 916                (4)                —                 912                1                 (102)                (1,544)                1,946                 866 Itaú Corretora de Valores S.A.                1,502                —                  11                —                —                 1,513                —                  (120)                 480                (1)                —                 479                 —                1                —                 1,873                374
Foreign                8,200                 (435)                —                 (9)                282                8,038                  (45)                (1,633)                (441)                 —                (1)                 (442)                1,965                 24                (862)                7,045                 901
Itaú Corpbanca Chilean peso                3,689                (144)                 —                —                 282                3,827                 (45)                 (169)                (1,035)                 —                —                (1,035)                 1,136                 (11)                —                3,703                  (6) Banco Itaú Uruguay S.A. Uruguayan peso                2,016                (182)                 —                —                 —                1,834                —                  (310)                 520                 —                —                520                  269                35                —                 2,348                587 BICSA Holdings, Ltd. Chilean peso                2,166                 (78)                —                (9)                 —                2,079                 —                 (934)                (99)                 —                (1)                (100)                  511                 —                (862)                694                 146 OCA S.A. Uruguayan peso                 329                 (31)                —                —                 —                 298                —                 (220)                 173                 —                —                173                 49                 —                —                300                 174
Grand total                113,307                (637)                  912                (92)                282                 113,772                 (45)                (6,248)                13,908                  (50)                3,208                17,066                 3,533                (3,563)                 10,027                134,542                25,864
(1) Itaú Unibanco Holding S.A.—Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 390 (R$ 54 from 01/01 to 12/31/2019) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income.
(2) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies.
(3) Dividends approved and not paid are recorded as Dividends receivable.
(4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 16,241 (R$ 1,901 from 01/01 to 12/31/2019). (5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions.
Net Income / Number of shares/quotas owned by Equity share in capital
Stockholders’
Companies Capital (Loss) for the ITAÚ UNIBANCO HOLDING 12/31/2020 (%) equity period Common Preferred Quotas Voting Share In Brazil
Itaú Unibanco S.A.                75,925                111,849                 12,110    3,390,407,265    3,283,608,963                —100.00% 100.00% Banco Itaucard S.A.                3,861                9,728                  481 237,962,639,781                1,277,933,118                —99.99% 99.99% Itaú Consultoria de Valores Mobiliários e Participações S.A.                1,400                2,189                  362                548,954                1,097,907                 —100.00% 100.00% Banco Itaú BBA S.A.                 946                1,947                 916                4,474,435                4,474,436                 —99.99% 99.99% Itaú Corretora de Valores S.A.                 802                1,874                 480                27,482,523                811,503                 —99.99% 99.99%
Foreign
Itaú CorpBanca                13,640                15,451                 (4,608) 115,039,610,411                —                —22.45% 22.45% Banco Itaú Uruguay S.A.                 551                2,348                 520    4,465,133,954                —                 —100.00% 100.00% BICSA Holdings, Ltd.                 781                 704                 (99)                —                —    150,360,747 100.00% 100.00% OCA S.A.                19                 300                 173    1,503,496,740                —                 —100.00% 100.00%
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 130

Note 13 - Fixed assets

Fixed assets (*)	Fixed assets under construction	Real estate		Other fixed assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2019	**733**	**898**	**2,970**	**2,498**	**1,730**	**1,169**	**7,148**	**1,335**	**18,481**
Acquisitions	457	1	37	39	59	77	976	70	1,716
Disposals	(38)	(27)	(79)	(327)	(30)	(104)	(471)	(25)	(1,101)
Exchange variation	-	4	20	191	29	83	152	12	491
Transfers	(596)	-	196	303	79	4	10	-	(4)
Other	-	(5)	(67)	46	(3)	4	231	14	220
Balance at 12/31/2020	**556**	**871**	**3,077**	**2,750**	**1,864**	**1,233**	**8,046**	**1,406**	**19,803**
Depreciation									
Balance at 12/31/2019	**-**	**-**	**(1,816)**	**(1,699)**	**(1,148)**	**(831)**	**(5,565)**	**(983)**	**(12,042)**
Depreciation expenses	-	-	(81)	(287)	(147)	(82)	(777)	(122)	(1,496)
Disposals	-	-	50	320	25	94	418	22	929
Exchange variation	-	-	(4)	(103)	(19)	(52)	(117)	(12)	(307)
Other	-	-	27	(43)	30	(38)	(210)	(13)	(247)
Balance at 12/31/2020	**-**	**-**	**(1,824)**	**(1,812)**	**(1,259)**	**(909)**	**(6,251)**	**(1,108)**	**(13,163)**
Impairment									
Balance at 12/31/2019	**-**	**-**	**-**	**-**	**-**	**-**	**(27)**	**-**	**(27)**
Increase	-	-	(3)	(112)	(2)	(3)	-	-	(120)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2020	**-**	**-**	**(3)**	**(112)**	**(2)**	**(3)**	**(27)**	**-**	**(147)**
Book value									
Balance at 12/31/2020	**556**	**871**	**1,250**	**826**	**603**	**321**	**1,768**	**298**	**6,493**
Balance at 12/31/2019	**733**	**898**	**1,154**	**799**	**582**	**338**	**1,556**	**352**	**6,412**

(*) The contractual commitments for the purchase of the fixed assets totaled R$ 36, achievable by 2024.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 131

Note 14 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(1)]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**10,894**	**2,508**	**5,751**	**5,716**	**2,917**	**27,786**
Acquisitions	287	-	795	1,968	541	3,591
Rescissions / disposals	-	-	(1,121)	(20)	(137)	(1,278)
Exchange variation	2,522	320	901	-	232	3,975
Other	338	(16)	(25)	-	(333)	(36)
Balance at 12/31/2020	**14,041**	**2,812**	**6,301**	**7,664**	**3,220**	**34,038**
Amortization						
Balance at 12/31/2019	**(5,051)**	**(1,049)**	**(3,092)**	**(2,497)**	**(1,230)**	**(12,919)**
Amortization expenses [(2)]	(1,286)	(174)	(815)	(779)	(457)	(3,511)
Rescissions / disposals	-	-	834	-	136	970
Exchange variation	(1,067)	(127)	(452)	-	(174)	(1,820)
Other	(338)	11	(2)	(12)	331	(10)
Balance at 12/31/2020	**(7,742)**	**(1,339)**	**(3,527)**	**(3,288)**	**(1,394)**	**(17,290)**
Impairment (Note 10h)						
Balance at 12/31/2019	-	-	**(171)**	**(370)**	-	**(541)**
Increase	(1,593)	(789)	(33)	(13)	-	(2,428)
Disposals	-	-	-	-	-	-
Exchange variation	-	-	-	-	-	-
Balance at 12/31/2020	**(1,593)**	**(789)**	**(204)**	**(383)**	-	**(2,969)**
Book value						
Balance at 12/31/2020	**4,706**	**684**	**2,570**	**3,993**	**1,826**	**13,779**
Balance at 12/31/2019	**5,843**	**1,459**	**2,488**	**2,849**	**1,687**	**14,326**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (516) from 01/01 to 12/31/2019) are disclosed in the expenses on financial operation.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú Corpbanca's goodwill in the amount of R$ 3,707.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized adjustments to the recoverable amount of goodwill and intangible assets related to Itaú Corpbanca, in the amounts of R$ 1,593 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu Corpbanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 10h).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 132

Note 15 – Stockholders’ equity
a) Capital
Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.
The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:
12/31/2020 Number
Common Preferred Total Amount
Residents in Brazil at 12/31/2019 4,931,023,416 1,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3,180,187,657 3,207,454,600 31,782
Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 12/31/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148
Residents in Brazil at 12/31/2020 4,929,824,281 1,820,159,657 6,749,983,938 66,885 Residents abroad at 12/31/2020 28,466,078 3,025,685,332 3,054,151,410 30,263
Treasury shares at 12/31/2019 (1) — 58,533,585 58,533,585 (1,274)
Result of delivery of treasure shares — (16,855,133) (16,855,133) 367
Treasury shares at 12/31/2020 (1) — 41,678,452 41,678,452 (907) Outstanding shares at 12/31/2020 4,958,290,359 4,804,166,537 9,762,456,896 Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763
(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares.
01/01 to 12/31/2020
Cost / Market value Common Preferred
Average cost — 21.76 Market value at 12/31/2020 27.93 31.63
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 133

b) Dividends

Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	12/31/2020
Statutory individual net income	18,961
Adjustments:	
(-) Legal reserve - 5%	(948)
Dividend calculation basis	18,013
Minimun mandatory dividend - 25%	4,503
Dividends and Interest on Capital Paid / Accrued	4,503

II – Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**2,127**	**(78)**	**2,049**
Dividends -11 monthly installments paid from February to December 2020	0.0150	1,610	-	1,610
Interest on capital - paid on 08/26/2020	0.0450	517	(78)	439
Accrued (Recorded in Other Liabilities – Social and Statutory)		**2,861**	**(407)**	**2,454**
Dividends - 1 monthly installment paid on 01/04/2021	0.0150	146	-	146
Interest on capital - credited on December 17, 2020 to be paid until April 30, 2021	0.0544	624	(93)	531
Interest on capital - credited on January 28, 2021 to be paid until April 30, 2021	0.0426	490	(74)	416
Dividends or Interest on capital	0.1394	1,601	(240)	1,361
Total from 01/01 to 12/31/2020		**4,988**	**(485)**	**4,503**
Total from 01/01 to 12/31/2019		**19,597**	**(820)**	**18,777**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 134

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	12/31/2020	12/31/2019
Capital reserves	**2,323**	**1,979**
Premium on subscription of shares	284	284
Share-based payment plan	2,038	1,694
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**39,126**	**34,846**
Legal [(1)]	12,274	11,326
Statutory [(2)]	26,852	13,709
Special profit reserves [(3)]	-	9,811

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.
(2) Its main purpose is to ensure the remuneration flow to shareholders.
(3) Refers to Dividends or Interest on Capital declared after 12/31/2020 and 12/31/2019.

d) **Reconciliation of net income and stockholders' equity (Note 2b)**

	Net income		Stockholders' equity	
	01/01 to 12/31/2020	01/01 to 12/31/2019	12/31/2020	12/31/2019
ITAÚ UNIBANCO HOLDING	**18,961**	**26,712**	**136,699**	**132,244**
Amortization of goodwill	217	56	(108)	(258)
Conversion adjustments of foreign investments (Note 3s)	(269)	(185)	2	1
Foreign exchange variations of investments	25	-	-	-
Hedge of net investments in foreign operations	(513)	(323)	2	1
Tax effects – hedge of net investments in foreign operations	219	138	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**18,909**	**26,583**	**136,593**	**131,987**

e) Non-controlling interests

	Stockholders' equity		Income	
	12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Itaú CorpBanca	9,392	9,428	2,462	15
Itaú CorpBanca Colombia S.A.	503	403	(1)	(29)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	576	487	(119)	(140)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	457	420	(50)	(44)
Other	185	123	(52)	(66)
Total	**11,113**	**10,861**	**2,240**	**(264)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 135

f) Share-based payment
ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.
The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.
Expenses on share-based payment plans are presented in the table below:
01/01 to 01/01 to 12/31/2020 12/31/2019
Partner Plan (Note 10f) (241) (242) Share-based plan (489) (384)
Total (730) (626)
l – Partner Plan
The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.
The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.
The fair value of the consideration in shares is the market price at the grant date, less expected dividends.
Change in the Partner Program
01/01 to 01/01 to 12/31/2020 12/31/2019 Quantity Quantity Opening balance 39,305,211 48,871,182
New 10,488,126 8,096,700 Delivered (11,408,109) (15,627,167) Cancelled (2,093,468) (2,035,504)
Closing balance 36,291,760 39,305,211 Weighted average of remaining contractual life (years) 1.69 1.59 Market value weighted average (R$) 23.37 25.49
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 136

II—Variable Compensation
In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.
Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.
The fair value of the share is the market price at its grant date.
Change in share-based variable compensation
01/01 to 01/01 to 12/31/2020 12/31/2019 Quantity Quantity Opening balance 20,220,934 25,016,145
New 18,329,108 9,794,250 Delivered (10,574,321) (14,237,280) Cancelled (568,490) (352,181)
Closing balance 27,407,231 20,220,934 Market value weighted average (R$) 31.22 37.55
Ill – Stock Option Plan (Simple Options)
ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019.
Simple options have the following characteristics:
a) Exercise price: calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3.
b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years.
Change in the Simple options plan
01/01 to 12/31/2020 01/01 to 12/31/2019 Weighted Weighted Quantity average Quantity average exercise price exercise price
Opening balance — —3,089,599 22.11
Options vested at the end of the period — —3,089,599 22.11 Options: Canceled / Forfeited (*) — — (72,318) 24.36 Exercised — — (3,017,281) 22.68
Closing balance — — — -
Options vested at the end of the period — — — -
Range of exercise prices — 22.95 Weighted average of the remaining contractual life (in years) — -
Market value weighted average (R$) — 36.34
(*) Refers to non-vesting based on the beneficiary’s decision.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 137

Note 16 – Related parties
Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.
Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements.
The principal unconsolidated related parties are as follows:
· Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;
· The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Copagaz – Distribuidora de Gás S.A. and Alpargatas S.A.;
· Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.;
· Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees;
· Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;
· Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:
Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.
Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.
Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions.
Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 138

a) Transactions with related parties:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED				
		Assets / (Liabilities)		Revenues / (Expenses)			Assets / (Liabilities)		Revenues / (Expenses)	
	Annual rate	12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019	Annual rate	12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Interbank investments		**66,250**	**51,077**	**3,382**	**3,186**		**18,539**	**1,000**	**63**	**58**
Itaú Unibanco S.A. Nassau Branch	2.52% to 6.50%	54,339	33,188	2,660	1,615		-	-	-	-
Itaú Unibanco S.A. Grand Cayman Branch	5.83% to 6.31%	9,182	11,165	622	661		-	-	-	-
Other	1.90%	2,729	6,724	100	910	1.90%	18,539	1,000	63	58
Loan operations		**-**	**-**	**-**	**-**		**591**	**83**	**56**	**6**
Alpargatas S.A.		-	-	-	-	2.50% to 6% / SELIC + 2.35% / CDI + 3.85% to 3.95%	65	30	36	1
Duratex S.A.		-	-	-	-	CDI + 1.45%	515	-	19	-
Other		-	-	-	-	113% CDI	11	53	1	5
Securities and derivative financial instruments (assets and liabilities)		**69**	**-**	**69**	**(572)**		**1,716**	**99**	**6**	**-**
Investment funds		69	-	69	(572)		107	99	14	-
Copagaz – Distribuidora de Gás S.A.		-	-	-	-	CDI + 1.70%	950	-	1	-
Itaúsa S.A.		-	-	-	-	CDI + 2.40%	771	-	1	-
Other		-	-	-	-		(112)	-	(10)	-
Deposits		**-**	**-**	**-**	**(161)**		**-**	**-**	**(1)**	**(1)**
Other		-	-	-	(161)		-	-	(1)	(1)
Deposits received under securities repurchase agreements		**-**	**-**	**-**	**-**		**(165)**	**(374)**	**(13)**	**(14)**
Alpargatas S.A.		-	-	-	-	95% to 101% CDI	(107)	(4)	(11)	-
Duratex S.A.		-	-	-	-	78% to 99% CDI	(49)	(43)	(2)	(2)
Other		-	-	-	-	100% CDI	(9)	(327)	-	(12)
Funds from acceptances and issuance of securities		**(14)**	**-**	**-**	**-**		**-**	**-**	**-**	**-**
Itaú Unibanco S.A. Nassau Branch		(14)	-	-	-		-	-	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(66)**	**(36)**	**(14)**	**1**		**(35)**	**(151)**	**26**	**3**
Instituto Unibanco		-	-	-	-		123	-	3	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(93)	(93)	42	43
ConectCar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-		(46)	(46)	7	7
Olimpia Promoção e Serviços S.A.		-	-	-	-		(9)	(5)	(45)	(31)
Itaú Corretora de Valores S.A.		(1)	(1)	(14)	(8)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(100)	(35)	1	12		-	-	-	-
Itaúsa S.A.		-	-	-	-		(8)	1	12	(28)
Fundação Itaú para a Educação e Cultura		-	-	-	-		(4)	-	(3)	1
Itaú Unibanco S.A.		35	-	-	-		-	-	-	-
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		(1)	-	7	7
Other		-	-	(1)	(3)		3	(8)	3	4
Rent		**-**	**-**	**(2)**	**-**		**-**	**-**	**(31)**	**(39)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(28)	(32)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(3)	(6)
Other		-	-	(2)	-		-	-	-	(1)
Donation		**(500)**	**-**	**(744)**	**-**		**(500)**	**-**	**(1,002)**	**(35)**
Fundação Itaú para a Educação e Cultura		(500)	-	(742)	-		(500)	-	(1,000)	(35)
Other		-	-	(2)	-		-	-	(2)	-
Sponsorship		**-**	**-**	**-**	**-**		**12**	**29**	**(16)**	**(15)**
Associação Cubo Coworking Itaú		-	-	-	-		12	29	(16)	(14)
Other		-	-	-	-		-	-	-	(1)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 65, Liabilities of R$ (6,623) and Result of R$ (58) (R$ 49, R$ (5,758) at 12/31/2019 and R$ (28) from 01/01 to 12/31/2019, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (5) (R$ (8) from 01/01 to 12/31/2019) in view of the use of the common structure.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 139

b) Compensation and Benefits of Key Management Personnel
Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:
01/01 to 01/01 to 12/31/2020 12/31/2019
Fees (578) (499) Profit sharing (112) (363) Post-employment benefits (9) (6) Share-based payment plan (228) (224)
Total (927) (1,092)
Total amounts related to share-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 15f, 10f and 19, respectively.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 140

Note 17 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		12/31/2020		12/31/2019	
		Book value	Fair value (*)	Book value	Fair value
Assets					
Cash	(a)	46,224	46,224	30,367	30,367
Central Bank of Brazil Deposits	(a)	90,059	90,059	91,248	91,248
Money market	(a)	238,933	238,933	197,786	197,786
Interbank deposits	(b)	55,553	55,751	34,576	34,616
Trading securities	(c)	381,598	381,598	303,994	303,994
Available for sale securities	(c)	205,491	205,491	163,510	163,510
Held to maturity securities	(c)	48,857	52,461	36,106	39,215
Derivatives financial instruments	(c)	76,124	76,124	41,676	41,676
Loan, lease and other credit operations	(d)	709,799	718,070	582,158	591,429
(Provision for loan losses)		(51,404)	(51,404)	(38,888)	(38,888)
Other receivables - Sundry		6	6	-	-
Liabilities					
Deposits	(b)	809,010	808,965	507,060	507,111
Deposits received under securities repurchase agreements	(a)	280,541	280,541	269,838	269,838
Funds from acceptances and issuance of securities	(b)	136,638	136,698	143,569	143,663
Borrowings and onlending	(b)	83,200	83,271	76,393	76,479
Derivatives financial instruments	(c)	79,599	79,599	47,815	47,815
Subordinated debts	(b)	74,916	77,097	59,462	61,428
Allowance for financial guarantees provided		754	754	859	859
Other liabilities - Sundry		5	5	-	-

(*) In the period, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

The methods and assumptions used to estimate the fair value are defined below:

a) **Cash, Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptances and Issuance of Securities, Borrowings and Onlending and Subordinate Debts** – They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

- **Swaps:** The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 141

d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.
Trading securities and Available for sale securities
Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market.
Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds.
Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow.
ITAÚ UNIBANCO HOLDING CONSOLIDATED does not hold positions in alternative investment funds or private equity funds.
Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market.
Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities.
All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 142

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	12/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	**162,567**	**218,963**	**68**	**381,598**	**87,925**	**215,591**	**478**	**303,994**
Government securities - Brazil	**146,810**	**6,836**	**-**	**153,646**	**79,928**	**3,444**	**-**	**83,372**
Financial treasury bills	30,111	-	-	30,111	32,147	-	-	32,147
National treasury bills	75,448	-	-	75,448	18,867	-	-	18,867
National treasury notes	38,199	6,836	-	45,035	26,616	3,444	-	30,060
Brazilian external debt bonds	3,052	-	-	3,052	2,298	-	-	2,298
Government securities - abroad	**8,229**	**3**	**-**	**8,232**	**1,575**	**-**	**-**	**1,575**
Argentina	1,482	-	-	1,482	316	-	-	316
Chile	840	3	-	843	488	-	-	488
Colombia	3,603	-	-	3,603	409	-	-	409
United States	2,085	-	-	2,085	141	-	-	141
Italy	130	-	-	130	-	-	-	-
Mexico	5	-	-	5	58	-	-	58
Paraguay	3	-	-	3	2	-	-	2
Peru	4	-	-	4	9	-	-	9
Uruguay	77	-	-	77	152	-	-	152
Corporate securities	**7,528**	**6,304**	**68**	**13,900**	**6,422**	**7,617**	**478**	**14,517**
Shares	3,055	348	-	3,403	2,875	424	-	3,299
Bank deposit certificates	-	219	-	219	1	453	-	454
Real estate receivables certificates	-	-	68	68	-	-	396	396
Fund quotas	**576**	**3,944**	**-**	**4,520**	**318**	**3,682**	**-**	**4,000**
Credit rights	-	2,524	-	2,524	-	2,864	-	2,864
Fixed income	33	1,343	-	1,376	23	799	-	822
Variable income	543	77	-	620	295	19	-	314
Debentures	1,695	784	-	2,479	1,231	782	58	2,071
Eurobonds and other	2,202	-	-	2,202	1,997	79	6	2,082
Financial bills	-	802	-	802	-	2,101	-	2,101
Other	-	207	-	207	-	96	18	114
PGBL / VGBL fund quotas	**-**	**205,820**	**-**	**205,820**	**-**	**204,530**	**-**	**204,530**
Available for sale securities	**109,339**	**92,726**	**3,426**	**205,491**	**100,878**	**53,142**	**9,490**	**163,510**
Government securities - Brazil	**70,573**	**1,117**	**184**	**71,874**	**58,105**	**853**	**192**	**59,150**
Financial treasury bills	18	-	-	18	249	-	-	249
National treasury bills	24,560	-	-	24,560	18,643	-	-	18,643
National treasury notes	32,455	1,117	-	33,572	27,242	853	-	28,095
National treasury / securitization	-	-	184	184	-	-	192	192
Brazilian external debt bonds	13,540	-	-	13,540	11,971	-	-	11,971
Government securities - abroad	**22,544**	**30,455**	**-**	**52,999**	**37,184**	**-**	**-**	**37,184**
Germany	-	-	-	-	23	-	-	23
Argentina	15	-	-	15	-	-	-	-
Chile	739	21,649	-	22,388	11,832	-	-	11,832
Colombia	3,986	-	-	3,986	3,877	-	-	3,877
Korea	-	3,936	-	3,936	3,427	-	-	3,427
Spain	-	4,870	-	4,870	4,984	-	-	4,984
United States	3,750	-	-	3,750	2,837	-	-	2,837
Italy	-	-	-	-	329	-	-	329
Mexico	10,227	-	-	10,227	7,552	-	-	7,552
Paraguay	2,947	-	-	2,947	1,781	-	-	1,781
Uruguay	880	-	-	880	542	-	-	542
Corporate securities	**16,222**	**61,154**	**3,242**	**80,618**	**5,589**	**52,289**	**9,298**	**67,176**
Shares	1,316	2,990	-	4,306	184	2,492	-	2,676
Rural product note	-	5,770	64	5,834	-	3,976	1,444	5,420
Bank deposit certificates	-	310	-	310	-	2,373	53	2,426
Real estate receivables certificates	-	-	1,010	1,010	-	-	1,243	1,243
Fixed income fund quotas	-	470	-	470	-	231	-	231
Debentures	11,669	40,592	2,168	54,429	3,813	35,415	6,011	45,239
Eurobonds and other	3,237	2,166	-	5,403	1,592	1,814	254	3,660
Financial bills	-	636	-	636	-	339	-	339
Promissory notes	-	7,222	-	7,222	-	4,712	282	4,994
Other	-	998	-	998	-	937	11	948
Other receivables - Sundry	-	6	-	6	-	-	-	-
Other liabilities - Sundry	-	5	-	5	-	-	-	-

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**23**	**75,996**	**105**	**76,124**	**14**	**41,559**	**103**	**41,676**
Swap contracts – Adjustment receivable	-	45,926	93	46,019	-	26,426	32	26,458
Option contracts	4	20,145	12	20,161	-	8,347	71	8,418
Forward contracts	-	1,959	-	1,959	-	2,012	-	2,012
Credit derivatives	-	156	-	156	-	167	-	167
NDF - Non Deliverable Forwards	-	7,596	-	7,596	-	4,446	-	4,446
Other derivative financial instruments	19	214	-	233	14	161	-	175
Liabilities	**(22)**	**(79,467)**	**(110)**	**(79,599)**	**(7)**	**(47,723)**	**(85)**	**(47,815)**
Swap contracts – Adjustment payable	-	(51,680)	(109)	(51,789)	-	(32,881)	(46)	(32,927)
Option contracts	(13)	(20,333)	(1)	(20,347)	-	(8,994)	(39)	(9,033)
Forward contracts	-	(905)	-	(905)	-	(754)	-	(754)
Credit derivatives	-	(76)	-	(76)	-	(40)	-	(40)
NDF - Non Deliverable Forwards	-	(6,426)	-	(6,426)	-	(4,971)	-	(4,971)
Other derivative financial instruments	(9)	(47)	-	(56)	(7)	(83)	-	(90)

There were no significant transfers between Level 1 and Level 2 in the periods of 12/31/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 143

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Global and corporate securities:** The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING CONSOLIDATED provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

Recurring changes in fair value of Level 3

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2019	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2020	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**478**	**(23)**	**-**	**342**	**(490)**	**(239)**	**68**	**(1)**
Corporate securities	**478**	**(23)**	**-**	**342**	**(490)**	**(239)**	**68**	**(1)**
Real estate receivable certificate	396	(16)	-	125	(437)	-	68	(1)
Debentures	58	-	-	135	(11)	(182)	-	-
Eurobonds and other	6	(9)	-	72	(12)	(57)	-	-
Other	18	2	-	10	(30)	-	-	-
Available for sale securities	**9,490**	**4,914**	**(6,840)**	**6,526**	**(1,667)**	**(8,997)**	**3,426**	**(1,036)**
Government securities - Brazil	**192**	**(248)**	**240**	**-**	**-**	**-**	**184**	**52**
Corporate securities	**9,298**	**5,162**	**(7,080)**	**6,526**	**(1,667)**	**(8,997)**	**3,242**	**(1,088)**
Rural product note	1,444	195	(247)	384	(284)	(1,428)	64	(37)
Bank deposit certificate	53	-	-	-	(53)	-	-	-
Real estate receivable certificate	1,243	(222)	(486)	475	-	-	1,010	(17)
Debentures	6,011	5,150	(6,315)	3,787	(772)	(5,693)	2,168	(1,034)
Eurobonds and other	254	34	(4)	269	(547)	(6)	-	-
Promissory notes	282	8	(30)	1,611	(11)	(1,860)	-	-
Other	11	(3)	2	-	-	(10)	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 144

	Fair value at 12/31/2019	Total gains or losses (Realized/Unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2020	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivatives - Assets	103	89	-	193	(234)	(46)	105	51
Swap contracts – Adjustment receivable	32	107	-	10	(11)	(45)	93	91
Option contracts	71	(18)	-	183	(223)	(1)	12	(40)
Derivatives - Liabilities	(85)	(93)	-	(130)	177	21	(110)	(90)
Swap contracts – Adjustment payable	(46)	(74)	-	(12)	1	22	(109)	(90)
Option contracts	(39)	(19)	-	(118)	176	(1)	(1)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		**12/31/2020**		**12/31/2019**	
Market risk factor groups	**Scenarios**	**Impacts**		**Impacts**	
		Income	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(0.1)	(1.2)	(0.3)	(2.1)
	II	(1.7)	(28.9)	(8.5)	(52.3)
	III	(2.3)	(57.4)	(17.0)	(103.8)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(8.3)	-	(22.6)	-
	II	(11.6)	-	(43.2)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 145

Note 18 – Earnings per share
a) Basic earnings per share
Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.
01/01 to 01/01 to 12/31/2020 12/31/2019 Net income attributable to owners of the parent company 18,909 26,583
Minimum non-cumulative dividends on preferred shares (106) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 18,694 26,369
Common 9,498 13,423 Preferred 9,196 12,946
Total net income available to equity owners:
Common 9,607 13,532 Preferred 9,302 13,051
Weighted average number of outstanding shares
Common 4,958,290,359 4,958,290,359 Preferred 4,801,324,161 4,781,855,588
Basic earnings per share – R$
Common 1.94 2.73 Preferred 1.94 2.73
b) Diluted earnings per share
Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.
01/01 to 01/01 to 12/31/2020 12/31/2019
Net income available to preferred equity owners 9,302 13,051
Dividends on preferred shares after dilution effects 41 62
Net income available to preferred equity owners considering preferred shares after the dilution effect 9,343 13,113
Net income available to ordinary equity owners 9,607 13,532
Dividend on preferred shares after dilution effects (41) (62)
Net income available to ordinary equity owners considering preferred shares after the dilution effect 9,566 13,470
Adjusted weighted average of shares
Common 4,958,290,359 4,958,290,359 Preferred 4,843,233,835 4,826,925,107 Preferred 4,801,324,161 4,781,855,588 Incremental as per share-based payment plans 41,909,674 45,069,519
Diluted earnings per share – R$
Common 1.93 2.72 Preferred 1.93 2.72
There was no potentially antidulitive effect of the shares in share-based payment plans in both periods.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 146

Note 19 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev Benefit Plan	
	002 Benefit Plan	
	Prebeg Benefit Plan	
	UBB PREV Defined Benefit Plan	
	Benefit Plan II	
	Itaulam Basic Plan	
	Itaucard Defined Benefit Plan	
	Itaú Unibanco Main Retirement Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	Redecard Pension Plan	
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
	Itaulam Supplementary Plan	
	Itaucard Variable Contribution Plan	
	Itaú Unibanco Supplementary Retirement Plan	
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 147

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	12/31/2020	12/31/2019
Discount rate (1)	7.64% p.a.	7.64% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial Risk** – the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic Risk** – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 148

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Fixed income securities	**21,172**	**20,672**	**91.16%**	**90.93%**
Quoted in an active market	20,804	20,366	89.58%	89.59%
Non quoted in an active market	368	306	1.58%	1.34%
Variable income securities	**1,387**	**1,392**	**5.97%**	**6.12%**
Quoted in an active market	1,378	1,384	5.93%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	**82**	**65**	**0.35%**	**0.29%**
Quoted in an active market	-	-	0.00%	0.00%
Non quoted in an active market	82	65	0.35%	0.29%
Real estate	**506**	**529**	**2.18%**	**2.33%**
Loans to participants	**78**	**74**	**0.34%**	**0.33%**
Total	**23,225**	**22,732**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to Group companies, with a fair value of R$ 410 (R$ 445 at 12/31/2019).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 149

e) Change in the net amount recognized in the balance sheet:

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest [1]	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses [2]	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	(41)	**(37)**	**(78)**	6	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan [3]	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	-	**81**	**-**	-	**-**	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 10a)				**82**			**503**	**-**	**585**
Amount recognized in Liabilities (Note 10d)				**(1,161)**			**-**	**(922)**	**(2,083)**

	12/31/2019								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,447)**	**(3,664)**	**(303)**	**1,604**	**(939)**	**665**	**(282)**	**80**
Amounts recognized in income (1+2+3+4)	**1,769**	**(1,505)**	**(355)**	**(91)**	**49**	**(91)**	**(42)**	**(459)**	**(592)**
1 - Cost of current service	-	(70)	-	(70)	-	-	-	-	(70)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest [1]	1,769	(1,435)	(355)	(21)	151	(91)	60	(41)	(2)
4 - Other expenses [2]	-	-	-	-	(102)	-	(102)	-	(102)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**3,249**	**(3,881)**	**258**	**(374)**	**(178)**	**181**	**3**	**(261)**	**(632)**
5 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
6 - Remeasurements	3,255	(3,907)	(126)	(778)	(178)	5	(173)	(261)	(1,212)
Changes in demographic assumptions	-	-	-	-	-	-	-	-	-
Changes in financial assumptions	-	(3,610)	-	(3,610)	-	-	-	(123)	(3,733)
Experience of the plan [3]	3,255	(297)	(126)	2,832	(178)	5	(173)	(138)	2,521
7 - Exchange variation	(6)	26	-	20	-	-	-	-	20
Other (8+9)	**(1,094)**	**1,174**	-	**80**	**-**	-	**-**	**35**	**115**
8 - Benefits paid	(1,174)	1,174	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	80	-	-	80	-	-	-	-	80
Amounts at end of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amount recognized in Assets (Note 10a)				**91**			**626**	**-**	**717**
Amount recognized in Liabilities (Note 10d)				**(779)**			**-**	**(967)**	**(1,746)**

(1) Corresponds to the amount calculated at 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2019 the rate used was 9.72% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 150

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Pension plan - FIU	47	45	45
Pension plan - FUNBEP	3	5	8
Total	**50**	**50**	**53**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198
Total		**1,463**	**1,512**	**1,573**	**1,619**	**1,573**	**8,550**

(*) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders' equity (*)**	**Present value of liability**	**Income**	**Stockholders' equity (*)**
Discount rate						
Increase by 0.5%	(1,019)	-	346	(39)	-	39
Decrease by 0.5%	1,116	-	(533)	44	-	(44)
Mortality table						
Increase by 5%	(281)	-	94	(14)	-	14
Decrease by 5%	295	-	(99)	15	-	(15)
Medical inflation						
Increase by 1%	-	-	-	101	-	(101)
Decrease by 1%	-	-	-	(81)	-	81

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 151

Note 20 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A. – Grand Cayman Branch, Itaú Unibanco S.A. Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A. Grand Cayman Branch and Itaú CorpBanca New York Branch; only at 12/31/2019: Itaú Unibanco S.A. New York Branch and Tokyo Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colombia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 12/31/2020	01/01 to 12/31/2019
Foreign branches	271	1,905
Latin America consolidated	(94)	1,786
Other foreign companies	430	734
Foreign consolidated	383	4,325

Note 21 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Risk and Capital Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 152

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.
The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer).
The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.
Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite
Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.
Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:
·Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself;
·Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; ·Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; ·Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business;
·Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; ·Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation.
ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.
These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.
I – Credit risk
The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.
There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 153

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.
In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.
II—Market risk
The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.
Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.
The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.
Market risk management is based on the following metrics:
· Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.
Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:
· ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; · ÄNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.
In addition, sensitivity and loss control measures are also analyzed. They include:
· Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates;
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 154

· Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows, when submitted to a one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.
In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments).
The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO
HOLDING CONSOLIDATED’s appetite for risk.
The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.
ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.
At December 31, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 223, with an decrease in relation to prior year (R$ 278 at 12/31/2019) due to lower exposure in interest rates.
The document “Public Access Report – Market Risk”, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.
III – Liquidity risk
The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.
Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.
The document Public Access Report—Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 155

IV – Operating risk
The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities.
The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area.
As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.
In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access
Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.
V—Insurance, private pension and premium bonds risks
The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters.
· Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk.
These risks are managed independently, according to their special characteristics.
VI – Social and Environmental Risk
ITAÚ UNIBANCO HOLDING CONSOLIDATED understands the Social and Environmental risk as the possibility of losses incurred due to social and/or environmental events related to the activities developed by the institution, pursuant to CMN Resolution 4,327/14. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation.
Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence sin internal systems. In addition to the identification, the phases of prioritization, response to risk, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED.
The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental Risk Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 156

Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk.

Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, section Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2020	12/31/2019
Available capital (amounts)		
Common Equity Tier 1	119,960	117,328
Tier 1	137,157	128,696
Total capital (PR)	151,244	140,596
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,042,207	891,300
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.5%	13.2%
Tier 1 ratio (%)	13.2%	14.4%
Total capital ratio (%)	14.5%	15.8%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.25%	2.5%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.25%	3.5%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

The Basel Ratio reached 14.5% at 12/31/2020, 1.3 p.p. lower than at 12/31/2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level I and level II debts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 157

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 67,867 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 23,450 (R$ 31,195 at 12/31/2019), generously covered by available capital.

In December 2020, ITAÚ UNIBANCO HOLDING issued R$ 2.1 billion in Subordinated Financial Notes, which have a repurchase option as from 2025. These subordinated notes are subject to approval by the Central Bank of Brazil for the composition of ITAÚ UNIBANCO HOLDING CONSOLIDATED´S Tier II Capital, with an estimated increase of 0.20 p.p. in its Total Capital Ratio.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2020, fixed assets ratio reached 24.0% (27.9% at 12/31/2019), showing a surplus of R$ 39,274 (R$ 31,104 at 12/31/2019).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Reports / Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;
- RWA_{OPAD} = portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	12/31/2020	12/31/2019
Credit Risk standardized approach	**921,934**	**784,730**
Credit risk (excluding counterparty credit risk)	778,153	690,474
Counterparty credit risk (CCR)	45,674	31,356
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,119	16,523
Of which: other CCR	18,555	14,833
Credit valuation adjustment (CVA)	5,960	3,494
Equity investments in funds - look-through approach	4,897	7,669
Equity investments in funds - mandate-based approach	623	205
Equity investments in funds - fall-back approach	716	1,133
Securitisation exposures - standardized approach	1,506	-
Amounts below the thresholds for deduction	84,405	50,399
Market Risk	**27,481**	**25,002**
Of which: standardized approach (RWA_{MPAD})	34,351	28,328
Of which: internal models approach (RWA_{MINT})	22,362	25,002
Operational Risk	**92,792**	**81,568**
Total	**1,042,207**	**891,300**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 158

III—Recovery Plan
In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.
More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations, section “Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3”.
IV—Stress testing
The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.
For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.
In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.
Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.
ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.
The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.
This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.
V – Leverage Ratio
The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 159

Note 22 – Supplementary information

a) **Insurance policy** - ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	12/31/2020	12/31/2019
Permanent foreign investments	60,699	78,230
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(81,912)	(145,611)
Net foreign exchange position	**(21,213)**	**(67,381)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) **"Coronavirus" COVID-19 relief efforts**

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations;
ii) CMN Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy;
iii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE);
iv) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE);
v) Law No. 13,999/20 that instituted the National Support Program for Micro and Small Companies (Pronampe) with the purpose of developing and strengthening small businesses;
vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (Peac), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The Peac has two modalities: Emergency Program for Access to Credit in the modality of guarantee (Peac-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (Peac-Maquininhas); and
vii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN;

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 160

ITAÚ UNIBANCO HOLDING CONSOLIDATED identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:
(a) increase in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, Pronampe, Peac-FGI and CGPE in the amount of R$ 24,169. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing;
(b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In December 2020 this portfolio amounted to R$ 50.8 billion. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions;
(c) 28.05% increase in applications of renegotiation and extension of terms for loan operations as the economic situation changed. In December 2020, 82.6% of the loan operations portfolio generated by means of these initiatives was current,3.9% was in a grace period, 8.3% was past due between 15 and 90 days and 5.2% was past due for over 90 days;
(d) the allowance for loan losses was increased by R$ 5,515 due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables.
To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2020, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING CONSOLIDATED accounted for 320% as compared to 229% in the same period of 2019. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted an increase of 73.5% in 12 months. The credit risk governance allowed ITAÚ UNIBANCO HOLDING CONSOLIDATED a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums;
(e) the mark-to-market component of the securities portfolio was reduced to -0.5% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels;
(f) due to the COVID-19 pandemic, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio. Additionally, there were impacts on funding, with an increase in deposits too. With the purpose of mitigating the system’s liquidity risk, BACEN made available to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted;
(g) increase in the recognition of deferred income tax and social contribution due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING CONSOLIDATED; and
(h) increase in expenses with claims related to COVID-19 of R$ 104, mainly related to credit life and life insurance.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 161

There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Approximately 97% of employees in the central management, service centers and digital branches are working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operating activities.

In order to reduce the effects of the crisis and ensure the employee's health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. With the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee's portal and periodic videos prepared by our President and CEO communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed.

The adaptation of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees' mobility.

In 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED created the initiative "Todos pela Saúde" (All for Health) from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. "Todos Pela Saúde" is conducted based on four axes: Informing, Protecting, Caring, and Resuming.

e) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 12/31/2020	01/01 to 12/31/2019
Regulatory non-recurring results	**1,340**	**2,655**
Gain on the partial disposal of interest in XP INC	3,193	-
Mark to market of collateralized securities	(1,031)	-
Donation to "Todos pela Saúde" ("All for Health")	(834)	-
Reclassification – Investment IRB	379	-
Provision for structural adjustment	(220)	-
Impairment of goodwill and intangible assets – Itaú Corpbanca	(19)	-
Gain due to the primary issue of shares of XP INC	-	1,974
Voluntary Severance Program	-	(1,431)
Revaluation of inventory of deferred tax assets - increase of the tax rate of Social Contribution	-	2,303
Other	(128)	(191)

f) Subsequent Event

Issue of Subordinate Notes Tier 2

On January 12, 2021, ITAÚ UNIBANCO HOLDING priced the issue of subordinate notes Tier II 2, issued on January 15, maturing in ten years and three months, in the amount of US$ 500 million, at the fixed rate of 3.875%, effective for five years and three months from the issue date. As from this date, inclusive, the interest rate will be recalculated for another 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period.

ITAÚ UNIBANCO HOLDING may repurchase the Notes as from the 5th year until the 5th year and three months of the issue date, and it will be subject to BACEN's approval.

BACEN's approval will be requested for the Notes to make up the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING, thus increasing by 0.25 p.p. its Basel Ratio, considering the exchange rate of January 8, quoted at R$ 5.37.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 | 162

The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations.
The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America.
ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes to finance or refinance green, social and/or sustainable projects.
XP INC Corporate Reorganization
At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP INC’s capital to the new company that will be named XPart S.A. The XPart S.A. will be constituted by the portion of investment in XP INC and for the cash amount corresponding to R$ 10, and is subject to a favorable opinion from the regulatory authority obtained by the controllers for the completion of the operation. The percentage of XP INC’s capital to be held by XPart S.A. will be 40.52%, totaling R$ 9,371 on the base of December 31, 2020.
ITAÚ UNIBANCO HOLDING’s stockholders will then hold an ownership interest in XPart S.A., with the completion of the operation. After registration as a publicly-held company and authorization to list securities issued by XPart S.A., the ownership interest on XPart S.A. will be distributed to the shareholders of ITAÚ
UNIBANCO HOLDING. The shares issued by XPart S.A. will be attributed to ITAÚ UNIBANCO HOLDING’s stockholders in the same number, type and proportion of the shares previously held by them in ITAÚ UNIBANCO HOLDING.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 163

www.pwc.com.br
(A free translation of the original in Portuguese)
Itaú Unibanco Holding S.A.
Parent company and consolidated financial statements at December 31, 2020 and independent auditor’s report

(A free translation of the original in Portuguese)
Independent auditor’s report
To the Board of Directors and Stockholders Itaú Unibanco Holding S.A.
Opinion
We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. (“Bank”), which comprise the balance sheet as at December 31, 2020 and the statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year and six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2020 and the consolidated statements of income, comprehensive income, changes in stockholders equity and cash flows for the year and six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2020, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).
Basis for opinion
We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements” section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Key Audit Matters
Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit for the six-month and year ended Matters December 31, 2020. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide Why it is a a separate opinion on these matters. Key Audit
Matter
Our audit for the six-month and year ended December 31, 2020 was
How the
planned and performed considering that the operations of the Bank and the matter was Consolidated did not present any significant changes in relation to the previous addressed year, except for the impacts resulting from the COVID-19 pandemic in the operations. In this context, the Key Audit Matters remained substantially in line with those of the half-year audit ended June 30, 2020 and the year ended December 31, 2019 but incorporating procedures to our audit approach in response to the current scenario of operations.
PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.
Why it is a Key Audit Matter How the matter was addressed in the audit
Provision for Loan Losses (Notes 3(f) and 6)
The calculation of the provision for loan losses is Our audit procedures considered, among others: subject to Management’s judgment. The identification of situations relating to the Tests of the design and effectiveness of the recoverable value of receivables and the main controls used to calculate the provision determination of the provision for loan losses is a for loan losses, including: (i) totality and process that involves a number of assumptions integrity of the database; (ii) models and and factors, including the counterparty’s financial assumptions adopted by Management to condition, the expected future cash flows, the determine the recoverable value of the credit estimated amounts of recovery and realization of portfolio; (iii) monitoring and valuation of guarantees. guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and The utilization of different modeling techniques (v) processes established by Management to and assumptions could result in a different meet the standards of the Brazilian Central estimate of recoverable amounts. Furthermore, Bank (BACEN) and National Monetary Council managing the credit risk is complex and depends (CMN) in relation to the provision for loan on the completeness and integrity of the related losses, as well as the disclosures in notes to the database, including guarantees and financial statements. renegotiations as these are important aspects on determining the provision for loan losses. For the individually calculated provision for loan losses, we tested the relevant assumptions In addition, during 2020, due to the COVID-19 adopted to identify instances of impairment pandemic, several rules were issued by the and the resulting rating of the debtors, as well as the expected future cash flows, underlying guarantees, and the estimates of recovery of others, rules were released regarding temporary overdue receivables. criteria for characterizing the restructuring of credit operations, management of credit risk and For the provision for loan losses calculated on a for the measurement of the provision for loan collective basis, we tested the models and losses. complementary criteria, including the model approval process and the validation of the Considering the matters mentioned above, this assumptions used to determine the loss and continued to be an area of focus in our audit. recovery estimates, as well as the consistency of the models with those applied in previous periods.
Tests of the adequacy of the inputs for these models, and, when available, compared the data and assumptions used with market information.
We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent, in all material respects, in the context of the individual and consolidated financial statements taken as a whole.

Itaú Unibanco Holding S.A.
Why it is a Key Audit Matter How the matter was addressed in the audit
Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 3(c), 3(d) and 5)
The fair value measurement of financial Our audit procedures considered, among others: instruments with low liquidity and/or without an active market requires subjectivity, considering Tests of the design and the effectiveness of the that it depends on valuation techniques based on main controls established for the fair valuation internal models that involve Management’s of these financial instruments, as well as the assumptions for their valuation. In addition, approval of models and related disclosures. management of market risk is complex, especially during periods of high volatility as observed With the support of our specialists we analyzed during 2020 due to the COVID-19 pandemic and the main methodologies used to fair value when observable market prices or parameters are these financial instruments and the not available. These financial instruments are assumptions adopted by Management, by substantially comprised of investments in comparing them with independent securities issued by companies and methodologies and assumptions. We derivative contracts. reperformed, on a sampling basis, the fair valuation of certain operations and compared This continues as an area of focus of our audit the assumptions and methodologies used by since the utilization of different valuation Management with our knowledge about fair techniques and assumptions could lead to valuation practices, which are commonly materially different fair value estimates. adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods.
We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements, considering the individual and consolidated financial statements taken as a whole.
Information technology environment
The Bank and its subsidiaries rely on their As part of our audit procedures, with the support technology structure to process their operations of our specialists, we assessed the information and prepare their individual and consolidated technology environment, including the automated financial statements. Technology represents a controls of the application systems that are fundamental aspect on the Bank and its significant for the preparation of the individual subsidiaries’ business evolution and, over the last and consolidated financial statements. years, significant short and long-term investments have been made in the information The procedures we performed comprised the technology systems and processes. combination of assessment and tests of relevant controls and, when necessary, the tests of The technology structure, due to the history of compensating controls, as well as the acquisitions and size of the related operations, is performance of tests related to the information comprised of more than one environment with security, including the access management different processes and segregated controls. In control segregation of duties and monitoring the

Itaú Unibanco Holding S.A.
Why it is a Key Audit Matter How the matter was addressed in the audit addition, during 2020, a substantial part of the operating capacity of technology infrastructure in Bank and its subsidiaries’ teams carried out their face of the new reality of business operation. activities remotely (home office), which generated the need to adapt technology processes and The audit procedures applied resulted in infrastructure to maintain the continuity of appropriate evidence that were considered in operations. determining the nature, timing and extent of other audit procedures.
The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the individual and consolidated financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.
Deferred tax assets (Note 3(p) and 11(b))
The deferred tax assets arising from temporary We confirmed our understanding and tested the differences, income tax losses carryforward and design and the effectiveness of the main controls negative basis of social contribution are recorded established by Management to calculate the to the extent Management considers probable deferred tax assets and the recording of such that the Bank and its subsidiaries will generate credits in accordance with the accounting future taxable profits sufficient to use these tax standards and specific requirements of BACEN credits. The projection of the future taxable and CMN, including the necessity of analysis of profits takes into account a number of subjective the perspectives for the realization of these assets, assumptions established by Management. via projections of future taxable profits, for the Bank and its subsidiaries.
We continue to consider that this area requires audit focus, taking into account that using We compared the critical assumptions used for different assumptions in the projection of the the projection of the future results with future taxable profits, especially in the context of macroeconomic information disclosed by the impacts on results due to the COVID-19 market and with the historical data, in order to pandemic, could materially modify the expected support the consistency of these estimates. periods for realization of deferred tax assets, thus affecting the accounting records. With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction.
We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the explanatory notes, considering the individual and consolidated financial statements taken as a whole.

Itaú Unibanco Holding S.A.
Why it is a Key Audit Matter How the matter was addressed in the audit
Realization of amounts recorded on intangible assets, including goodwill (Notes 3(j), 3(k) and 14)
The balances intangible assets, including We have tested the design and effectiveness of the goodwill, are tested semiannually for impairment. main controls established, including the analysis These tests involve estimates and significant of the assumptions and critical judgments used judgment, including the identification of cash- by Management, which already include impacts generation units. The determination of expected due to the COVID-19 pandemic. cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash- We tested the most relevant projections and generating units requires the application of assumptions for the determination of the judgment as well as estimates by Management. impairment test of goodwill and intangible assets as prepared by Management, to assess the We continue to consider this as an area of audit reasonableness of these realization estimates. focus due to: (i) projection of future results, especially in times of crisis, in which the use of We believe that the assumptions adopted by different assumptions can significantly modify the Management to evaluate the realization of perspective of realization of these assets and the intangible assets are appropriate and the possible need to record impairment with disclosures in the notes to the financial consequent impact on the individual and statements are consistent with the information consolidated financial statements and (ii) the obtained, considering the individual and impact generated on the Bank’s current results consolidated financial statements taken as a due to aspects related to the COVID-19 pandemic; whole.
(iii) the relevance of these accounts in the context of the individual and consolidated financial statements.
Provision and contingent liabilities    (Notes 3(n) and 9)
The Bank and its subsidiaries have provisions We confirmed our understanding and tested the contingent liabilities mainly arising from judicial design and the effectiveness of the main controls and administrative proceedings, inherent to the used to identify, assess, monitor, measure, record, normal course of their business, filed by third and disclose the provision for contingent parties, former employees, and public agencies, liabilities, including the totality and the integrity involving civil, labor, tax, and social security of the database. matters.
We tested the models used to quantify judicial In general, the settlement of these proceedings proceedings of civil and labor natures considered takes a long time and involve not only discussions on a group basis. We were supported by our on the matter itself, but also complex specialists in the labor, legal, and fiscal areas, process-related aspects, depending on the according to the nature of each proceeding. applicable legislation.
Also, we performed external confirmation In the civil and labor cases, there is the possibility procedures with both internal and external of early termination of processes through lawyers responsible for the proceedings. agreements.
We considered that the criteria and assumptions During 2020, efforts continued to be made to sign adopted by Management for determining the the settlement instruments for the settlement of provisions, as well as the provision and

Itaú Unibanco Holding S.A.
Why it is a Key Audit Matter How the matter was addressed in the audit civil lawsuits related to economic plans, including contingent liabilities information disclosed in the the signature of an addendum to the instrument explanatory notes are appropriate considering the of agreement between the clients (represented by individual and consolidated financial statements civil associations) and FEBRABAN to extend the taken as a whole. agreement period by another 30 months.
Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus.
Others matters
Statements of added value
The parent company and consolidated statements of added value for the year and six-month period ended on December 31, 2020, prepared under the responsibility of the Bank’s management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, “Statement of Added Value”. In our opinion, these statements of added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.
Other information accompanying the parent company and consolidated financial statements and the auditor’s report
The Bank’s management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report.
Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.
In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Itaú Unibanco Holding S.A.
Responsibilities of management and those charged with governance for the parent company and consolidated financial statements
Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the parent company and consolidated financial statements, Management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.
Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.
Auditor’s responsibilities for the audit of the parent company and consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the parent company and the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern.

Itaú Unibanco Holding S.A.
Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of year ended December 31, 2020 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
São Paulo, February 1, 2021
PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5
Emerson Laerte da Silva Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23                A Listed Company                NIRE. 35300010230
SUMMARY OF THE AUDIT COMMITTEE REPORT SECOND HALF OF 2020.
The Audit Committee (Committee) is a statutory body reporting to the Board of Directors (Board) and operating in accordance with the provisions set forth in its Charter (available at: www. itau. com. br/investor-relations). It is currently made up of seven independent full-time members, one of whom is a member of the Board, all of them elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN), the National Council for Private Insurance (CNSP), the Sarbanes-Oxley Act and the NYSE rules, in the last two cases to the extent applicable to Foreign Private Issuers (FPIs).
The Committee is the sole one for the institutions authorized to operate by the Central Bank of Brazil (BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP) that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). As it concerns its operations, the Committee complies with the regulatory requirements of the CMN, CNSP, Brazilian Securities and Exchange Commission (CVM) and those applicable to FPIs, and it is responsible for overseeing internal control and risk management processes and the activities carried out by the internal audit and the Conglomerate’s independent auditors.
The Committee’s oversight process is based on information received from Management, presentations submitted by the different business and support departments, the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own direct observation analysis.
Management is responsible for preparing the financial statements of the Conglomerate and for establishing the procedures required to ensure the quality of the processes from which the information used in the preparation of the financial statements and financial reports is derived. Management is also responsible for the risk control and monitoring activities, supervising the corporate internal control and ensuring compliance with legal and regulatory requirements.
The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and the compliance with defined policies and procedures, including those employed in the preparation of accounting and financial reports.
PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the independent audit of the individual and consolidated financial statements of Itau Unibanco Holding S.A., and must certify whether these statements fairly represent, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board (IASB). PwC is also responsible for auditing the financial statements of the Prudential Conglomerate. Additionally, these auditors must issue an annual opinion on the quality and effectiveness of the internal control over financial reporting.
Ernst & Young Auditores Independentes is responsible for the independent audit of the financial statements of the Conglomerate’s consortium companies prepared in accordance with Brazilian accounting practices.
Activities of the Committee
During the period, the Committee continued to monitor the Conglomerate’s operations in the context of the
COVID-19 crisis backdrop with the objective of maintaining proper governance and risk management, including considering the home office work environment and the accounting control backoffice. Based on corporate decisions, the Committee held virtual meetings, with changes and ad hoc rescheduling, debating how the business and support areas were to operate within the new context in order to ensure that the main risks were monitored. These actions included discussions with the technology and corporate security departments about the infrastructure for supporting remote environment operations.
We understand that working in a virtual environment has enabled the Committee to properly monitor the issues under its responsibility, and, in fulfilling its duties, the Committee has engaged in the following activities, among others:
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 173

Risk and Capital Management, Internal Controls and Compliance – Meetings were held with the internal control and operational risk, compliance, corporate security and business departments at which the Committee took notice of the significant aspects involving the quality and effectiveness of the Conglomerate’s current internal control, risk and capital management systems, the processes verifying management’s compliance with legal and regulatory provisions and internal rules and regulations, including those associated with social and environmental risks, as well as the evolution of the risk appetite governance and the risk culture. The role of the
Compliance department in the Conglomerate’s key projects was discussed.
Independent Auditor – There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work, attention points and significant accounting issues, including those arising from the effects of COVID-19, to enable their members to base their opinion on the completeness of the financial statements and financial reports. Aspects involving the independent auditor’s assessment of the quality and adequacy of the internal control systems were presented and discussed with the Committee. The independent auditor of the Conglomerate informed the Committee that, as result of their audit on the individual and consolidated financial statements, they did not identify any aspects that could have a material impact on the regulatory capital, other regulatory indicators or information provided to the regulator. In the period, the Committee held a specific meeting to receive information from PwC about their quality and independence control process, including results of inspections carried out by regulators.
Internal Audit – Monthly meetings were held with the Chief Internal Audit Executive and with the departments comprising the Internal Audit (IA) department of the Conglomerate to monitor the execution of the planning and the proposed changes, the results of the work undertaken, the main reports issued, conclusions and recommendations.
During the semester, IA presented to the Committee its strategy its operating mode in the period, highlighting how it has continued to engage remotely with the entire team through dynamic planning while addressing the emerging risks created by the crisis. Additionally in the period, IA submitted to the Committee its Risk Assessment of the Conglomerate comparative with such assessment for prior periods. Internal Audit operations in international units are aligned with the IA operations in Brazil.
The Committee has concluded that the remote work has somehow impacted the IA productivity, mainly in the second half of 2020, but its performance remained appropriate as regards to quality and coverage. In this semester, IA submitted its Internal Audit Policy and Methodology Manual for review and approval from the Committee.
Finally, IA presented the basis adopted to prepare the work plan for 2021 that, after receiving recommendations, was approved by the Committee.
Financial Statements – The main criteria adopted in the preparation of the financial statements, as well as the notes thereto, the management report and the report of the independent auditor were submitted by Management and the independent auditor to the Committee. Meetings were held with the departments responsible for monitoring the accounting processing control environment and with the Finance department about significant accounting matters related to the preparation of the financial statements.
The Committee also received information about the preparation of and disclosures in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), and the results of the financial statements of the Prudential Conglomerate were presented.
The main impacts on the financial statements resulting from the economic environment were discussed at meetings with Management and the Internal Audit. Particular attention was given to the criteria and judgments adopted when making critical accounting estimates, such as estimated credit losses and impairment of other assets. Information about the backoffice accounting environment was presented at meetings with the relevant area, highlighting the impacts of COVID-19 on activities, home office, people, the Travessia program, labor aspects and support to the Todos pela Saúde program.
Allowance for loans losses (PDD) – Given the new repayment maturity periods (renegotiated transactions), grace periods granted, differential interest rates and the extension of benefits, as well as the economic effects resulting from the COVID-19 crisis, special attention was given to the criteria used for recognition of the allowance for loan losses. Quarterly meetings were held with different departments to accompany the guarantees management and control environment, as well as the credit risk control and management environment. Management, the internal audit department and the independent auditors reported on the consistency over time on the application of the the criteria used form determining the allowance for loan losses, the changes arising from new information and the variations in the allowance in key segments, highlighting the main adjustments to the methodology adopted to reflect the best estimate of the effects on loan portfolios of the impact of COVID-19 on the activities of the clients.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 174

Client Relations – Meetings were held with the Conduct Supervision Department of the Central Bank of Brazil (DECON) and business and support departments to monitor the control environment and the progress of client-impacting issues, including discussions about conduct monitoring, sales quality environment and customer satisfaction metrics. The Committee reviewed the report issued by the Ombudsman area about its operations for the period ended June 30, 2020, including discussing the impacts and operating strategy of client service during the COVID-19 period.
Regulators – The Committee acted on the requests of work received from BACEN, and was informed about the results of inspections and findings of regulators, and the corresponding management’s responses, receiving information from the IA and the Compliance departments about the follow-up of the issues raised by regulators in Brazil and those of the international units. Meetings were also held with supervisors of the Banking Supervision (BACEN DESUP) and of the Conduct Supervision Departments of the Central Bank (BACEN DECON).
Anti–Money Laundering (AML) and Fraud Prevention – Meetings were held with BACEN DECON so that the latter presented issues regarding the anti-money laundering agenda. Meetings were also held with the relevant areas where was received information about risk-related indicators and how main events were managed.
The Committee was also advised by internal audit and the risk areas about the outcome of their assessments of the anti-money laundering and fraud processes. The Committee has been monitoring the post-implementation process in connection with AML rules (Central Bank Circular No. 3978/20 and CVM Instruction No. 617/19) which became effective in 2020.
Business and Products – Annual meetings are held with the officers responsible for the different business and product departments to present the governance and risk management structure and, more frequently, with the digital business/electronic channels, insurance and credit/debit cards areas . In the period, the Committee was informed about the impacts of COVID-19 on business, actions and crisis management plans, client relations during the crisis and measures to support companies and clients in this period.
Information Technology and Security – Monitoring data protection issues, including the implementation plans for adapting the Conglomerate to the requisites of the Brazilian General Personal Data Protection Act (LGPD), as well as the assessments undertaken by the internal audit and quarterly presentations by the corporate security area about information security and cyber security issues. Meetings were held with the departments responsible for monitoring the status of the implementation of Open Banking and the PiX instant payment system.
Environmental and Social Risk – The Committee has been monitoring the environmental and social risk governance and corresponding risk exposure, as well as the risk review process in connection with image and reputational risks related to E&S issues at meetings held with different departments. The Committee has also been accompanying the activities of the Environmental and Social Risk Committee (CRSA) and the application of the Sustainability and Environmental and Social Responsibility Policy.
International units – The Committee has monitored the aspects of risk management by the foreign units, with a special emphasis on those that could more significantly impact the Conglomerate, such as information security, cyber security and anti-money laundering. In particular, it made recommendations and monitored the governance model of those risksfrom the head office. It also monitored the activities of the different Audit Committees in the light of the internal policies about their composition, number of members, frequency of meetings and agenda of operations.
In the period, the Committee held meetings with local executives and members of the audit committees of Itaú CorpBanca (Chile, Colombia and Panama), and units in Switzerland, Miami and Uruguay, as well as with those responsible for these business at the head office to discuss operations and internal controls, focusing on the impact of the COVID-19 crisis and the operational actions adopted.
Other activities undertaken in the period – The Committee coordinates its activities with those of the Risk and Capital Management Committee, including participation as observer of the Chairman of the Committee.
Monthly reports about its activities were presented to the Board, while quarterly meetings were held with the Co-chairmen of the Board and the Chief Executive Officer of Itaú Unibanco Holding S.A. to discuss relevant issues arising from the work performed, including information on operations of the different departments during the COVID-19 crisis and matters related to IA. The Committee meets with the Fiscal Council once a year.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 175

To undertake its activities and carry out the procedures described above, the Committee held a total of 172 meetings over 29 days in the period from August 6, 2020 to February 1, 2021, all properly formalized in minutes.
In the course of carrying out its work, the Committee did not identify incidents of fraud or non-compliance with rules and regulations or errors on the internal control, accounting and audit areas that could jeopardize the Conglomerate’s continuity.
Conclusions
Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that:
· The internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite;
· The coverage and quality of the Internal Audit work are satisfactory, and it operates with appropriate independence;
· The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and the international accounting standards issued by the International Accounting Standards Board (IASB); and
· The information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, is adequate, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor.
Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the year and the six-month period ended December 31, 2020
São Paulo, February 1, 2021.
Audit Committee
Gustavo Jorge Laboissière Loyola – Chairman Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Luciana Pires Dias Otavio Yazbek Rogério Paulo Calderón Peres
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 176

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230
OPINION OF THE FISCAL COUNCIL
The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2020 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.
São Paulo (SP), February 01, 2021.
JOSÉ CARUSO CRUZ HENRIQUES President
ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 177

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230
Financial Statements in BRGAAP as of December 31, 2020.
The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II, and article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009 and/or in the and article 45, paragraph 3, item V of BACEN Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the
Company’s financial statements.
This file includes:
. Management Report;
. Balance Sheet;
. Statement of Income;
. Statement of Comprehensive Income;
. Statement of Changes in Stockholders’ Equity;
. Statement of Cash Flows;
. Statement of Value Added;
. Notes to the Financial Statements;
. Report of Independent Auditors;
. Summary of The Audit Committee Report;
. Opinion of the Fiscal Council.
The statements referred to in this letter will be disclosed on February 01, 2021 at the following electronic address https://www.itau.com.br/relacoes-com-investidores > Results Center > Results.
Milton Maluhy Filho Alexsandro Broedel Lopes Managing Vice-President Executive Officer
Gustavo Jorge Laboissière Loyola Chairman of the Audit Committee
Arnaldo Alves dos Santos Accountant
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2020 178